   As filed with the Securities and Exchange Commission on May 9, 2000
                                                     Registration No. 333-95833
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             AMENDMENT NO. 4
                                      To
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ---------------

                        iBEAM BROADCASTING CORPORATION
            (Exact name of Registrant as specified in its charter)

                               ---------------

        Delaware                    7389                    94-3296895
     (State or other          (Primary Standard          (I.R.S. Employer
     jurisdiction of             Industrial           Identification Number)
    incorporation or         Classification Code
      organization)                Number)
                         645 Almanor Avenue, Suite 100
                              Sunnyvale, CA 94086
                                (408) 523-1600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ---------------

                                  Chris Dier
                            Chief Financial Officer
                        iBEAM Broadcasting Corporation
                         645 Almanor Avenue, Suite 100
                              Sunnyvale, CA 94086
                                (408) 523-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                                  Copies to:
   Barry Taylor, Esq.                                   Bruce Dallas, Esq.
    David Dayan, Esq.                                  Davis Polk & Wardwell
  Charles Prober, Esq.                                  1600 El Camino Real
 Wilson Sonsini Goodrich                               Menlo Park, CA 94025
        & Rosati                                          (650) 752-2000
Professional Corporation
   650 Page Mill Road
   Palo Alto, CA 94304
     (650) 493-9300            ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                               ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission becomes effective. This prospectus is not + +an offer to sell nor does it seek an offer to buy these securities in any +
+jurisdiction where the offer or sale is not permitted.                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued May 9, 2000       Filed Pursuant to Rule 424(a) Registration No.333-95833

                               11,000,000 Shares

                          [LOGO OF IBEAM BROADCASTING]

                                  COMMON STOCK

                                  -----------

iBEAM Broadcasting Corporation is offering 11,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $9 and $11 per share.

                                  -----------

We have applied to list the common stock on the Nasdaq National Market under the symbol "IBEM."

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                          Price        Underwriting
                                            to         Discounts and       Proceeds
                                          Public        Commissions        to iBEAM
                                          ------       -------------       --------
Per Share.............................      $                $                $
Total.................................    $                $                $

We have granted the underwriters the right to purchase up to an additional 1,650,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on            , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

           BEAR, STEARNS & CO. INC.

                                 J.P. MORGAN & CO.

                                                              ROBERTSON STEPHENS

         , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     7
Use of Proceeds...........................................................    23
Dividend Policy...........................................................    23
Capitalization............................................................    24
Dilution..................................................................    25
Selected Financial Data...................................................    27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations............................................................    29
Business..................................................................    36
Management................................................................    52
Certain Relationships and Related Transactions............................    66
Principal Stockholders....................................................    69
Description of Capital Stock..............................................    71
Shares Eligible for Future Sale...........................................    74
Underwriters..............................................................    76
Legal Matters.............................................................    79
Experts...................................................................    79
Where You Can Find More Information.......................................    79
Index to Financial Statements.............................................   F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

   Until         , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter with respect to their unsold allotments or subscriptions.

   Our logo and certain titles and logos of our services are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. The terms iBEAM Broadcasting, iBEAM and MaxCaster are our service marks or trademarks that are registered or otherwise protected under the laws of various jurisdictions.

                               ----------------

   We were incorporated in Delaware in March 1998. Our principal executive offices are located at 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94086 and our telephone number is (408) 523-1600. Our website is ibeam.com. The information on the website is not a part of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the more detailed information and the financial statements and related notes appearing elsewhere in this prospectus.

                               iBEAM BROADCASTING

   We provide an Internet broadcast network that delivers streaming media to large audiences of simultaneous users with viewing and listening quality that can approach that of television and radio. Streaming is a media distribution process that allows simultaneous broadcasting and playback of video and audio content. Our network uses a combination of land-line networks and point-to-multipoint satellite broadcasting, which is the use of satellite technology to broadcast streaming content simultaneously to large, geographically dispersed audiences. Our network is designed to broadcast directly to iBEAM servers located at the edge of Internet, the Internet access point closest to the end user. This improves the quality of the broadcast stream by avoiding Internet congestion. Our network broadcasts to iBEAM servers located in the facilities of Internet service providers, or ISPs, and other companies that host Internet applications and services.

   We provide a wide range of services to our content provider customers to facilitate their use of streaming media on the Internet, including event production and broadcasting services. To expand our service offerings to our customers, we have acquired and developed software and interface tools that enable us to broadcast high-fidelity video and audio streams integrated with e-commerce links and functions. Our investment in servers at the edge of the Internet will also allow for the development of new value-added services in the future, such as pay-per-view event programming, advertising to targeted end users and interactive Internet-based training.

   The Internet was not designed to support the traffic load created by broadcasting full-motion video or high-fidelity audio simultaneously to large audiences. Users, however, are investing in high-speed Internet connections to their homes and businesses, such as digital subscriber lines, or DSL, and cable modems, to improve their viewing and listening quality and are increasing the traffic load on the Internet causing web congestion and degradation of viewing and listening quality. Despite these limitations, existing websites, traditional media companies, new media companies and creators of new applications, such as online education, are aggressively trying to attract and retain Internet users by using greater amounts of streaming audio-visual content. The Gartner Group projects that approximately 50% of websites will include some streaming media by 2001, a five-fold increase from 1998. Our approach of using a combination of land-line networks and satellite broadcasting to deliver content directly to the edge of the Internet bypasses much of the web congestion and improves the delivery of streaming audio-visual media and the quality of the viewing and listening experience.

   In April 2000, we acquired webcasts.com to add business-to-business communications capabilities, such as online training and interactive trade shows. Our combined technology allows users to view streaming content, interactively obtain related data and transact online purchases. Our technology runs with a variety of streaming media players, which are software applications designed to run streaming media. Most Internet users can access our streamed content regardless of their multimedia and browsing software so they do not need to purchase special equipment. As of March 31, 2000, our network, which we will continue to develop, is sufficient to support up to 300,000 simultaneous Internet users accessing streams of data from the Internet at 20 kilobits (20,000 bits) per second. We plan to expand our network to support 1,000,000 simultaneous Internet users at this rate by the end of 2000.

   We commercially introduced our service in October 1999. We currently have contracts to provide our services to over 100 content providers. We generate revenue from our broadcasting services based on the volume of content stored or delivered to end users and from our other services such as encoding and event production based on hourly or fixed price billing. We derived 74% of our revenue from our event-based on-stage services during 1999 and 25% of our revenue from these services for the three months ended March 31, 2000.

   As part of the build-out of our broadcasting network, we have agreements to locate servers with over 90 ISPs, including America Online, the largest U.S. Internet access provider, Excite@Home, an Internet cable access provider, and Covad Communications and Northpoint, high-speed Internet access providers that have developed networks with national reach. Our ability to provide content providers with high quality, low-cost distribution of streaming video and audio content is dependent on deployment of our servers in the facilities of ISPs. To realize the benefits of these access agreements with ISPs we will need to invest at least $15.0 million in capital equipment located at ISPs during 2000 and pay some ISPs fees ranging from 15 to 20% of the revenue we derive from content delivered through their networks. We have agreed to make non-refundable prepayments to ISPs in the amount of $5.5 million, of which $3.0 million has been paid as of March 31, 2000. We do not generate any revenue from our agreements with ISPs. In January 2000, we entered into a letter of intent with Pacific Century CyberWorks, or PCCW, to establish a joint venture, named iBEAM Asia, to expand our international presence in the Pacific Rim, Indian subcontinent and Middle East.

Business Strategy

   Our goal is to become the leading provider of high-fidelity Internet broadcast services by developing the world's largest, premier quality and most cost efficient distributed streaming network. To this end, we are capitalizing upon our innovative network architecture, proprietary technology and early entry into the field of streaming media broadcasting to position ourselves as the network of choice for reliable, high-fidelity Internet broadcasting. Our strategy comprises the following initiatives:

  . Expand our customer base by increasing our direct sales force and engaging in business-to-business advertising;

  . Offer cost savings to our customers based on the economic benefit of broadcasting to large audiences;

  . Introduce new services such as integrating streaming media with online chat and purchasing capabilities which we will obtain through our acquisition of webcasts.com;

  . Pursue joint ventures that expand our global presence, such as iBEAM Asia, and add new capabilities to our network; and

  . Offer our streaming distribution technology to other network vendors to create an industry standard.

Risk Factors

   We are in an early stage of development, have a limited operating history and have generated limited revenue to date. In addition, investors in our common stock should consider the following:

  . We had operating losses of $4.4 million in 1998, $30.2 million in 1999 and $21.7 million for the first quarter of 2000.

  . We anticipate incurring substantial operating losses and negative cash flow in the foreseeable future.

  . Management and affiliates will beneficially own 37.5% of our outstanding common stock after this offering.

  .  We had an accumulated deficit of $66.3 million as of March 31, 2000.

  .  We operate in a highly competitive industry.

  . We will need to serve an increasing percentage of Internet users from the edge of our network for our business strategy to succeed.

                                  THE OFFERING

 Common stock offered................................ 11,000,000 shares
 Common stock to be outstanding after this offering.. 106,147,834 shares
 Use of proceeds..................................... For general corporate purposes, including
                                                      working capital and
                                                      capital expenditures
 Proposed Nasdaq National Market symbol.............. IBEM

   The number of shares of common stock to be outstanding after the offering is based on 95,147,834 shares of common stock outstanding or deemed outstanding as of March 31, 2000. This includes:

  . 8,233,173 shares of common stock issuable upon the conversion of shares of our series F preferred stock which were issued in exchange for outstanding shares of webcasts.com capital stock in connection with the closing of the webcasts.com acquisition;

  . 1,000,000 shares of common stock issuable upon the conversion of our series G preferred stock which will be issued to The Walt Disney Company for $10.0 million at a per share price equal to the price to the public in this offering; and

  . 537,634 shares of common stock issuable upon the conversion of our series H preferred stock which will be issued to Excite@Home for $5.0 million at a price equal to the price to the per share public in this offering, less underwriting commissions and discounts.

   This number excludes:

  . 11,816,815 shares of common stock issuable upon the exercise of options at a weighted average exercise price of $3.38 per share and 4,069,804 shares available for future grant under our stock option plan as of March 31, 2000;

  . 706,285 shares of common stock issuable upon the exercise of webcasts.com stock options assumed by us in connection with our acquisition of webcasts.com at a weighted average exercise price of $3.54 per share and up to additional 1,243,932 shares of common stock issuable if our webcasts.com division meets revenue targets in the twelve months after the closing of the acquisition; and

  . 1,949,987 shares of common stock issuable upon exercise and conversion of outstanding preferred stock warrants as of March 31, 2000 at a weighted average exercise price of $3.42 per share.

   Unless otherwise indicated, all of the information in this prospectus:

  . reflects the conversion of all outstanding and deemed outstanding shares of preferred stock into 76,260,334 shares of common stock upon completion of this offering;

  . reflects a 3-for-1 stock split of our common stock effected in January 2000 and a 1.377-for-1 stock split of our common stock effected in April 2000;

  .  assumes no exercise of the underwriters' over-allotment option; and

  . has been computed assuming an initial public offering price of $10.00 per share.

                             SUMMARY FINANCIAL DATA

   The pro forma column in the statements of operations data below gives effect to the acquisition of webcasts.com, Inc. as if the transaction had occurred on January 1, 1999. As a result of this acquisition, our historical statements of operations are not representative of the financial results to be expected for future periods. See Unaudited Pro Forma Combined Financial Information included elsewhere in this prospectus.

   Weighted average shares used in computing the pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock outstanding into common stock as if the shares had converted immediately upon issuance.

   The pro forma column in the balance sheet data below gives effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of March 31, 2000 into 66,489,527 shares of common stock upon the closing of this offering; (ii) the acquisition of webcasts.com as if it had occurred on March 31, 2000 and the conversion of the related issuance of 8,233,173 shares of series F redeemable convertible preferred stock into the same number of shares of common stock; (iii) the issuance of 1,000,000 shares of our series G redeemable convertible preferred stock to The Walt Disney Company prior to the completion of this offering for $10.0 million at a per share price equal to the price to the public in this offering and the conversion of those shares into the same number of shares of common stock; and
(iv) the issuance of 537,634 shares of series H redeemable convertible preferred stock to Excite@Home prior to the completion of this offering for $5.0 million at a per share price equal to the price to the public in the offering, less estimated underwriting discounts and commissions, and the conversion of those shares into the same number of shares of common stock. The pro forma as adjusted column gives effect to the application of the estimated net proceeds from the sale of 11,000,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                            Period from          Year Ended       Three Months Ended
                           March 20, 1998    December 31, 1999      March 31, 2000
                           (Inception) to   --------------------- -------------------
                          December 31, 1998  Actual    Pro Forma   Actual   Pro Forma
                          ----------------- --------  ----------- --------  ---------
                                                      (unaudited)    (unaudited)
                                    (in thousands, except per share data)
Statements of Operations
 Data:
Revenue.................       $    --      $    149   $  5,054   $    532  $  2,083
Total operating costs
 and expenses...........         4,352        30,317     71,433     22,204    34,653
Loss from operations....        (4,352)      (30,168)   (66,379)   (21,672)  (32,570)
Net loss attributable to
 common stock...........        (4,227)      (29,968)   (68,066)   (32,151)  (44,542)
Net loss per share
 attributable to common
 stock--basic and
 diluted................       $ (0.56)     $  (3.43)  $  (4.01)  $  (3.04) $  (2.37)
Weighted average common
 shares outstanding.....         7,488         8,726     16,959     10,589    18,822
Pro forma net loss per
 share attributable to
 common stock--basic and
 diluted (unaudited)....                    $  (0.63)  $  (1.22)  $  (0.43) $  (0.54)
Pro forma weighted
 average common shares
 outstanding
 (unaudited)............                      47,435     55,668     74,860    83,093

                              As of March 31, 2000
                         -------------------------------
                                              Pro Forma
                          Actual   Pro Forma As Adjusted
                         --------  --------- -----------
                                        (unaudited)
                                 (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 and investments........ $ 21,829   $46,124   $146,674
Working capital.........   14,782    32,806    133,356
Total assets............   80,426   191,135    291,685
Long term obligations,
 net of current
 portion................    6,601     7,638      7,638
Redeemable convertible
 preferred stock........   96,114        --         --
Total stockholders'
 equity (deficit).......  (36,410)  162,183    262,733

                                 RISK FACTORS

   You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually materializes, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you could lose all or part of the money paid to buy our common stock.

Risks Related to Our Business

   Because we are a development stage company that has generated limited revenues and only recently began offering our services in October 1999, our business and prospects are unproven and difficult to evaluate.

   We were founded in March 1998 and began offering our Internet broadcasting services for streaming video and audio in October 1999. The revenue and income potential of our services and business and the size of our market are unproven. We have limited meaningful historical financial data upon which to base planned operating expenses and upon which investors may evaluate us and our prospects. In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are and will continue to be fixed for the foreseeable future. Accordingly, we are subject to all of the risks that are associated with companies in an emerging industry and in an early stage of development, particularly companies in the rapidly evolving Internet infrastructure market, including:

  .  Undercapitalization;

  .  Cash shortages;

  .  The unproven nature of our business plan;

  .  The new and unproven nature of the market for our services;

  . The need to make significant expenditures and incur significant expenses as we develop our business and network;

  . The lack of sufficient clients and revenues to sustain our operations and growth without additional financing;

  . Difficulties in managing growth including integration of the webcasts.com business into our business; and

  . Limited experience in providing some of the services that we offer or plan to offer.

If we are unsuccessful in addressing these risks, our business may be seriously harmed.

   We are entirely dependent on our Internet broadcasting services and our future revenue depends on their commercial success.

   Our future revenue growth depends on the commercial success of our Internet broadcasting services. We have recently begun to commercially introduce our services for the delivery of streaming video and audio, and our future revenue growth will depend upon customer demand for these services. Failure of our current and planned services to operate as expected or the occurrence of any service interruptions or technical problems with our network could delay or prevent customer acceptance of our services. If our target customers do not adopt and purchase our current and planned services, our revenue will not grow significantly and we may not become profitable as a result.

   Our business strategy is based on our ability to build our broadcast network to the edge of the Internet, which is dependent on our relationship with Internet service providers.

   Our business strategy is dependent on our ability to build our broadcast network to the edge of the Internet, which is the access point closest to the end user. Our ability to provide content providers with high quality, low-cost distribution of streaming video and audio content is dependent on the development of an edge network. The development of our edge network requires that we locate our servers in the facilities of ISPs, which control the Internet access points closest to the end user. As of March 31, 2000, we had servers at 65 locations on the edge of the Internet and we estimate that as of this date we were serving less than 5% of traffic delivered through our network from the edge of the Internet. By the end of 2000, we expect we will be able to serve up to 40% of the traffic on our network through our servers located at the edge of the Internet. In order to achieve this deployment we estimate that we will need to make at least $15.0 million in capital expenditures for edge servers in 2000. We may choose to accelerate the deployment of our network or increase expenditures relating to our network.

   To accomplish our business strategy, we will need to deploy our edge servers in the facilities of Internet service providers. Although we provide Internet service providers with our servers at no cost, Internet service providers may nevertheless refuse to allow us to install our equipment in their facilities. If we are unable to further develop our edge network, our costs may increase and our services may not eliminate packet loss and jitter, resulting in poor quality service. If the quality of our services suffers we may lose or fail to obtain customers, which would harm our revenues. Therefore, our failure to deploy our edge servers close to the end user will cause our business and results of operations to suffer greatly. The development of our edge network will require that we not only enter into additional agreements with ISPs to locate our servers in their facilities, but also that we successfully move content from our hosting centers to our edge servers such that we serve end users from the edge.

   Our agreements with larger ISPs are critical to the success of our business plan because through these agreements we gain access to large numbers of end users that we can reach through our satellite distribution network rather than through land-lines. Our agreements with high speed Internet access providers are important because through these agreements we can reach Internet users with high-speed or "broadband" connections from the edge of the Internet. These users tend to access greater volumes of streaming content. Unless we can reach large numbers of Internet users through our edge network, our services will not be attractive to content providers. In order to secure agreements with large ISPs and high speed Internet access providers, in some instances we have agreed to share between 15% and 20% of the revenue we derive from content delivered through their networks. We have also agreed to make non-refundable prepayments to ISPs in the amount of $5.5 million, of which $3.0 million has been paid as of March 31, 2000.

   Our agreement with America Online provides that we will deploy our servers in America Online's facilities in North America. Considering the reach of America Online's network and market position as the leading provider of Internet access in the United States, our agreement with America Online is critical to our strategy of delivering more content to the edge of the Internet. The agreement will increase the availability of content delivered through our network on the edge of the Internet. The agreement with America Online has an initial two year term, but may be terminated by either party for material breach by the other upon 30 days notice. In addition, in the first year of the agreement America Online has the right to terminate the agreement if we do not deliver a required level of Internet content through their network. A termination of, or adverse change in, our relationship with America Online would seriously impair our efforts to establish and maintain an Internet broadcast network that can reach most U.S. Internet users.

   Our agreement with Excite@Home provides that we will deploy our servers in Excite@Home national data centers upon Excite@Home's completion of their centers. Considering Excite@Home's position as a provider of high-speed Internet access though cable access, our agreement is important to the development of our network on the edge of the Internet. The agreement has a three year term. Either party may terminate the agreement with 30 days notice upon a material default by the other. Excite@Home may terminate the agreement upon 30 days notice upon a change of control of iBEAM. In addition, Excite@Home may terminate the agreement without cause after two years. A termination of, or adverse change in, our relationship with Excite@Home would seriously impair our efforts to establish an Internet broadcast network that can broadcast to the edge of the Internet.

   Our agreement with Covad provides that we will deploy our servers in Covad's network, which is in North America. Considering the size of Covad's network and market position as a provider of broadband access using digital subscriber line, or DSL, technology, our agreement is important to the deployment of our edge servers. Within the first year of our agreement with Covad, either party may terminate the agreement upon 60 days notice. During the second and third years of the agreement, either party may terminate the agreement upon a material breach by the other. A termination of, or adverse change in, our relationship with Covad could harm our efforts to deploy our edge servers and our ability to develop new technologies that complement our existing service offerings.

   Our agreement with Northpoint provides that we will deploy our services in Northpoint's network, which is in North America. Considering the size of Northpoint's network and market position as a provider of broadband access, our agreement is important to the deployment of our edge servers. The agreement has a three year term and is terminable by either party upon 60 days notice in the first year of the agreement. In the second and third years of the agreement, either party may terminate the agreement due to a material breach by the other. A termination of, or adverse change in, our relationship with Northpoint could harm our efforts to deploy our edge servers.

   Because our Internet broadcasting network is complex and is deployed in complex environments, it may have errors or defects that could seriously harm our business.

   Our Internet broadcasting network is highly complex and is deployed in complex environments. Because of the nature of our services, we can only fully test it when it is fully deployed in very large networks with high traffic volumes. Given the current early stage of deployment of our network, we cannot test it for all possible defects. However, as a result of testing conducted to date, we and our customers have from time to time discovered errors and defects in our software. Since we commenced offering our services in October 1999, we have experienced two network outages, one of which was due to failure of our network software. We may continue to experience problems with our software. Outages that have occurred to date have resulted in between one and five hours of network downtime during which time we were prevented from delivering our services to our customers. These downtimes resulted in lost revenues for usage not billed during down periods.

   In the future, there may be additional errors and defects in our software and servers that may adversely affect our service. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

  .  Loss of or delay in sales and loss of market share;

  .  Loss of customers;

  .  Failure to attract new customers or achieve market acceptance;

  .  Diversion of development resources;

  .  Loss of credibility;

  .  Increased service costs; or

  .  Legal action by our customers.

   Any failure of our network infrastructure or the satellite or land-line communication services provided to us could lead to significant costs and disruptions which could harm our reputation and cause us to lose customers, which would have a negative impact on our revenues.

   Our business and reputation are dependent on providing our customers with high-fidelity and low-cost Internet broadcasting services through our network. To meet these customer requirements, we must protect our network infrastructure against damage from:

  .  Human error;

  .  Network software errors;

  .  Physical or electronic security breaches;

  .  Fire, earthquake, flood and other natural disasters;

  .  Power loss; and

  .  Sabotage and vandalism.

   Our costs are generally higher and quality of service is generally lower when we deliver content to end users from our hosting centers rather than our edge servers. As a result, the occurrence of any of the unanticipated problems listed above at one or more of our edge servers could result in service interruptions or significant damage to equipment, increase our costs and cause a degradation in the quality of our services. Further, if we are unable to provide our network services to our customers, we could face legal action by our customers, which would be costly and divert management's attention from important business activities. Because our servers are located in the facilities of others, such as Internet service providers and Internet hosting companies, we must rely on others to protect our equipment.

   Our network architecture uses satellite transmission to bypass the congestion of the Internet backbone by broadcasting directly to our edge servers. We have entered into a three-year agreement with a satellite service provider for transmission capacity over a specified satellite. While the agreement provides for a back-up satellite if difficulties arise with our designated satellite, if we are required to change the designated satellite we would be required to readjust our equipment. This adjustment could take several weeks and would result in a decrease in the quality of our service and an increase in our cost relating to the more expensive transmission costs of distributing content from our hosting centers over our land-line network. The ongoing failure of the satellite service we use could prevent us from broadcasting content directly to the edge of the Internet. This would significantly increase our costs and reduce our ability to cost-effectively broadcast high-fidelity streaming video and audio content.

   Since we commenced offering our services in October 1999 we have experienced two network outages. One was caused by a failure of one of our servers and the other was caused by a failure in the land-line communication services provided to us by a third party. Outages that have occurred to date have resulted in between one and five hours of network downtime during which time we were prevented from delivering our services to our customers. These downtimes resulted in lost revenues for usage not billed during down periods.

   We may have inaccurately predicted our satellite capacity needs and may find it difficult to add capacity when needed on reasonable terms.

   We may need to add additional satellite capacity as we take on additional content provider customers that distribute their content over our network. Increases in the amount of content that is broadcast through our network decreases our remaining satellite capacity. We are currently using only a small fraction of our contracted for capacity. Nevertheless, we cannot assure you that we have contracted for sufficient satellite capacity under our current three-year satellite capacity contract, that we will be able to renew this contract or that we would be able to increase satellite capacity through our current or a potential additional provider. Additional capacity may not be available to us on reasonable terms or at all. Failure to obtain necessary capacity would limit revenue growth.

   The market for Internet broadcasting services is new and our business will suffer if it does not develop as we expect.

   The market for Internet broadcasting services is new and rapidly evolving. Content providers, such as existing web-based companies and traditional media and entertainment companies, may not increasingly seek to broadcast streaming video and audio over the Internet. Therefore, we cannot be certain that a viable market for our services will emerge or be sustainable. If this market does not develop, or develops more slowly than we expect, our revenues will suffer and we may not become profitable.

   The markets in which we operate are highly competitive and we may be unable to compete successfully against new entrants and established companies with greater resources.

   We compete in a market that is new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition. Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of our current and potential competitors have the financial resources to withstand substantial price competition. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our current and potential customers. We do not have exclusive contracts with Internet service providers for the deployment of our servers within their networks and we expect that many Internet service providers will allow our competitors to install equipment at their sites. In addition, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

   Some of our current or potential competitors may bundle their services with other software or hardware to offer a full range of Internet broadcasting products and services to meet all of the content distribution needs of content providers. We currently do not offer a full range of products and services. This may discourage content providers from purchasing services we offer or Internet service providers from installing our servers in their facilities.

   As competition in the Internet broadcasting market continues to intensify, new solutions will come to market. We are aware of other companies that are focusing or may in the future focus significant resources on developing and marketing products and services that will compete with ours. We believe our competitors primarily come from five market segments:

  . Internet content distribution networks which accelerate delivery of web pages, such as Akamai, Enron Communications and Digital Island;

  . Internet webcasting companies that deliver streaming media through land-line networks, such as InterVu which was acquired by Akamai;

  . Internet software vendors that reduce the cost of content distribution by storing content near the end user, such as Inktomi;

  . Internet production and event services companies, such as Broadcast.com and Network24 Communications which was acquired by Akamai; and

  . Satellite companies that deliver streaming video through satellite networks, such as PanAmSat and Cidera.

   Increased competition could result in:

  .  Price and revenue reductions and lower profit margins;

  . Increased cost of service from telecommunications providers and revenue sharing demands by ISPs;

  .  Loss of customers; and

  .  Loss of market share.

   Any one of these results would harm our financial results.

   We believe that the Internet broadcasting and content delivery industry is likely to encounter consolidation, such as the recent acquisition of InterVu by Akamai, both of which compete with us. This consolidation could lead to the formation of more formidable competitors and could result in increased pressure on us to decrease our prices. In addition, consolidation among Internet content providers could reduce the number of potential customers for our services and may increase the bargaining power of these organizations, which could force us to lower prices.

   Because our Internet content provider customers may terminate the use of our services at any time without penalty, revenues from these customers may decrease significantly without notice.

   We do not have exclusive contracts with our Internet content provider customers. These customers may refrain from using our services or shift to use the services of our competitors at any time without penalty. There is a risk that some content providers will determine that it is more cost effective for them to develop and deploy their own Internet broadcasting or content delivery systems than it is to outsource these services to companies such as iBEAM. This competitive threat is particularly acute from content providers that own content distribution networks. If any of our existing or future content provider customers make this determination and refrain from using our services, our revenues will be harmed. A vertically integrated competitor is more likely to use their internal resources rather than outsourcing these services to us.

   If our commercial relationship with Microsoft terminates, then our business could be harmed.

   We entered into an agreement with Microsoft Corporation in September 1999. Our agreement with Microsoft provides that Microsoft will recommend us as a service provider for the delivery of broadband streaming media over the Internet. Considering the widespread acceptance of Microsoft's Windows technology, we believe Microsoft's recommendation in this regard will be an important source of customers for us. This agreement may be terminated by either Microsoft or us if the other party materially breaches the agreement. A termination of, or significant adverse change in, our relationship with Microsoft could harm our ability to obtain customers and develop new technologies that complement our existing service offerings.

   We have agreed to provide an aggregate of $200,000 of free services to Internet content providers chosen by Microsoft.

   We have entered into an agreement with Microsoft to provide content providers chosen by Microsoft with six months of free service provided that the value of the services to all these participants does not in the aggregate exceed $200,000. We cannot currently quantify the number of content providers to whom we expect to provide free services under this arrangement. Microsoft has not yet requested that we provide these free services. If they do so, our revenues would be harmed.

   Our business will suffer if our network is not able to serve an increasing number of users as demand increases.

   To date, we have deployed a limited number of our edge servers. As of March 31, 2000, we estimate that our network was sufficient to support up to 300,000 simultaneous end users. We estimate that as of that date less than 5% of traffic delivered through our network was served by our edge servers. We expect that we will be able to serve up to 40% of the traffic on our network from the edge of the Internet by the end of 2000 due to our agreements with ISPs, particularly America Online. However, we cannot be certain that our network can connect and manage a substantially larger number of end users at high transmission speeds while maintaining desired performance. In addition, for a portion of our network, as usage of high-speed Internet access by end users increases, we will need to make additional investments in our infrastructure to maintain adequate transmission speed for delivery of content to the end user. We cannot assure you that we will be able to make these investments successfully or at a reasonable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our service, which would reduce our revenue and cause our business and financial results to suffer.

   If more simultaneous users tried to access content off our network than we have capacity for on the edge, the users representing excess capacity would be served by our regional or master hosting centers. Supporting end users from our regional and master hosting centers results in greater cost of services than serving from the edge of our network but should not reduce the revenue that we would otherwise generate.

   Our business will suffer if we do not respond rapidly to technological changes or if new technological developments make our services non-competitive or obsolete.

   The market for Internet broadcasting services is characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our services may become non-competitive or obsolete, which would harm our revenues and cause our business and financial results to suffer. In addition, technological developments could eventually make Internet infrastructure much faster and more reliable such that performance enhancing services like those we provide would be less relevant to content providers.

   In developing our service, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our service may be significantly reduced or delayed and our business will be seriously harmed. In addition, the emergence of new industry standards could render our existing services non-competitive or obsolete.

   We had operating losses of $30.2 million for the year ended December 31, 1999 and $21.7 million for the three months ended March 31, 2000 and our accumulated deficit was $66.3 million as of March 31, 2000. Considering that operating expenses are expected to increase in future periods we will need to increase our revenues significantly to achieve profitability.

   We have never been profitable. We have incurred significant losses since inception, including operating losses of $30.2 million for the year ended December 31, 1999 and $21.7 million for the three months ended March 31, 2000. Our operating losses as a percentage of revenue was 20,247% in 1999 and 4,074% in the first quarter of 2000. As of March 31, 2000, we had an accumulated deficit of $66.3 million. In fiscal 2000, based on the planned deployment of our network, we expect to have capital expenditures of at least $40.0 million, of which approximately $26.0 million was incurred in the first quarter. We expect to continue to incur increasing operating losses in the future. We will apply the proceeds from this offering to pay for our capital expenditures and to fund these losses.

   We cannot be certain that our revenue will grow or that we will achieve sufficient revenue to achieve profitability. Our failure to significantly increase our revenue would seriously harm our business and operating results. We have large fixed expenses, and we expect to continue to incur significant and increasing sales and marketing, product development, administrative and other expenses, including fees to obtain access to bandwidth transport of data over our network, while we build out our network to the edge of the Internet. As a result, we will need to generate significantly higher revenues to achieve and maintain profitability. If our revenue grows more slowly than we anticipate or if our operating expenses increase more than we expect or cannot be reduced in the event of lower revenue, we may not become profitable.

   The uncertainty in the sales and installation cycles for our service resulting from our limited operating history may cause revenue and operating results to vary significantly and unexpectedly from quarter to quarter, which could adversely affect our stock price.

   Because of our limited operating history and the nature of our business, we cannot predict our sales and installation cycles. The uncertain sales and installation cycles may cause our revenue and results of operations to vary significantly and unexpectedly from quarter to quarter. If this occurs and our quarterly operating results fall below the expectations of our investors or securities analysts, if any are covering our common stock, then the market price of our common stock could decline.

   We expect the rates we can charge for our services to decline over time, which could reduce our revenue and could cause our business and financial results to suffer.

   We expect the prices we can charge for our Internet broadcasting services will decline over time as a result of, among other things, the increasing availability of bandwidth at reduced costs and existing and new competition in the markets we address. If we fail to accurately predict the decline in costs of bandwidth or, in any event, if we are unable to sell our service at acceptable prices relative to our costs, or if we fail to offer additional services from which we can derive additional revenue, our revenue will decrease and our business and financial results will suffer.

   We are currently pricing our services at levels that exceed our direct variable costs but are insufficient to cover indirect costs such as our network operations center and billing system. There is no assurance that our revenues will increase to cover our increasing indirect costs, or that we have accurately estimated indirect costs. If we fail to increase revenues, we may not be able to achieve or maintain profitability.

   Our business will suffer if we do not anticipate and meet specific customer requirements.

   Our current and prospective customers may require features and capabilities that our current service offering does not have. To achieve market acceptance for our service, we must effectively and timely anticipate and adapt to customer requirements and offer services that meet these customer demands. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of these new or enhanced services. In addition, the introduction of new or enhanced services also requires that we manage the transition from older services to minimize disruption in customer service and ensure that we can deliver services to meet anticipated customer demand. Our failure to offer services that satisfy customer requirements would decrease demand for our products and seriously harm our revenues and financial results.

   Our business will suffer if we do not expand our direct and indirect sales organizations and our customer service and support operations.

   We currently have limited sales and marketing experience and limited trained sales personnel. Our limited experience may restrict our success in commercializing our services. Our services require a sophisticated sales effort targeted at a limited number of key people within our prospective customers' organizations. This sales effort requires the efforts of trained sales personnel. We need to expand our marketing and sales organization in order to increase market awareness of our service and generate increased revenue. We are in the process of building our direct sales force and plan to hire additional qualified sales personnel. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel we need. In addition, we believe that our future success is dependent upon our ability to establish successful relationships for indirect sales with a variety of distribution partners. If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our service, which may prevent us from increasing our revenue and achieving and maintaining profitability.

   Hiring customer service and support personnel is very competitive in our industry because there is a limited number of people available with the necessary technical skills and understanding of our market. Once we hire these personnel, they require extensive training. If we are unable to expand our customer service and support organization or train these personnel as rapidly as necessary, we may not be able to maintain satisfied existing customers of our service, which would harm our revenues and our ability to achieve or maintain profitability.

   We will incur significant costs relating to the planned expansion of our marketing, sales and customer support organization. We are unable to quantify the expenses associated with expanding our sales organization and customer service and support operations because these expenses depend on a number of factors relating to our operations, including the rate of hiring personnel and the timing and amount of marketing and advertising expenses. We expect that over the next two years these costs will significantly exceed any revenues that we receive for our services. We expect to apply the proceeds from this offering to the payment of these expenses. If our revenues do not grow in the future, these costs may never be recuperated and we may not become profitable.

   We face a number of risks related to our acquisition of webcasts.com, and we may face similar risks in the future if we acquire other businesses or technologies.

   In April 2000, we acquired webcasts.com. If we are unable to effectively integrate webcasts.com's products, personnel and systems, our business and operating results are likely to suffer. This integration will be made more difficult because webcasts.com operations are located in Oklahoma City, Oklahoma, where we currently have no operations. We are just beginning to integrate webcasts.com with our operations. We expect this integration to place a significant burden on our management team by diverting management's attention from the day-to-day operations of iBEAM.

   As part of our business strategy, we frequently review acquisition and strategic investment prospects that would complement our current service offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. If we make any future acquisitions, we could:

  . Issue equity securities, which would dilute current stockholders' percentage ownership;

  . Incur substantial debt, the holders of which would have claims to our assets in preference to the holders of our common stock; or

  . Assume contingent liabilities, which could materialize and involve significant cost.

   These actions could materially and adversely affect our operating results and/or the price of our common stock. Acquisitions and investments may require us to incur significant amortization and depreciation charges and acquisition related costs that adversely affect our financial results. Acquisitions and investment activities also entail numerous risks, including:

  . Difficulties in the assimilation of acquired operations, technologies or services;

  . Unanticipated costs associated with the acquisition or investment transaction;

  . Adverse effects on existing business relationships with suppliers and customers;

  . Risks associated with entering markets in which we have no or limited prior experience; and

  .  Potential loss of key employees of acquired organizations.

   We may not be able to successfully integrate webcasts.com or any business, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

   We continue to look for acquisitions and investments. Although we do not have any other commitments or agreements regarding any material acquisitions or investments, we may use a portion of the net proceeds of this offering for future acquisitions or investments.

   As a result of the webcasts.com acquisition, we will record $92.8 million of goodwill and acquired intangibles, the amortization of which will increase our net loss.

   As a result of the webcasts.com acquisition we will record $92.8 million of goodwill and acquired intangibles which will be amortized over a three year period. This will increase our net loss by approximately $20.6 million in 2000, $30.9 million in 2001 and 2002 and $10.4 million in 2003. To the extent we do not generate sufficient cash flow to recover the amount of the investment recorded, the investment could be considered impaired and could be subject to earlier write-off. In such event, our net loss in any given period could be greater than anticipated and the market price of our stock could decline.

   We will require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

   The expansion and development of our business will require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. In fiscal 2000 we expect to make $40.0 million in capital expenditures, of which $26.0 million was incurred in the first quarter, including investments in edge servers, hosting centers and our network operations center, and we expect to incur significant and increasing losses.

   During the next 12 months, we expect to meet our cash requirements with existing cash, cash equivalents and short-term investments, the net proceeds from this offering and cash flow from sales of our services. The proceeds of this offering are necessary in order to build out our network as planned. In the absence of a public offering, to continue to execute on our current business plan, we would attempt to raise capital in the private equity market. To the extent such capital is not available, or until available, we would exercise control of our discretionary expenses such as by reducing network costs, capital expenditures and other discretionary expenses.

   We may fail to generate sufficient cash flow from the sales of our services to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. If we seek to raise additional capital through the issuance of equity or equity-related securities, the percentage ownership of existing stockholders will be diluted.

   After mid-2001 and possibly sooner we will need to raise additional capital. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

   We may decide to raise additional equity capital in the next 12 months through a follow-on public offering. The decision to do a follow-on public offering will depend on market conditions, including whether our stock price has increased and whether there is additional demand for our stock, and our need for additional funds at the time.

   Our business will suffer if we fail to manage the expansion of our operations properly.

   We have grown rapidly by hiring new employees and by expanding our offering of services. Our total number of employees grew from 40 on March 4, 1999 to 266 on March 31, 2000 and several members of our senior management team have only recently joined us. The acquisition of webcasts.com will add approximately 95 employees. This growth has placed, and our growth in future operations, if any, will continue to place, a significant strain on our management systems and resources. Our ability to offer our services and implement our business plan in a rapidly evolving market requires an effective planning and management process. If we fail to:

  . Improve our financial and managerial controls, reporting systems and procedures,

  . Hire, train, manage and retain additional qualified personnel, including additional senior management level personnel to fulfill our current or future needs,

  .  Integrate the operations of webcasts.com, and

  . Effectively manage and multiply relationships with our customers, suppliers, and other third parties,

we may be unable to execute our business plan, which would curtail our growth and harm our results of operations.

   In addition, we have recently hired and plan to hire in the near future a number of key employees and officers. To become integrated into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. If we fail to integrate new employees in an efficient manner, our business and financial results will suffer.

   The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

   Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly results include the following:

  .  Fluctuations in the demand for our Internet broadcasting services;

  .  The timing and size of sales of our services;

  .  The timing of recognizing revenue and deferred revenue;

  . New product and service introductions and enhancements by our competitors and ourselves;

  . Changes in our pricing policies or the pricing policies of our competitors;

  . Increases in the prices of, and availability of, the products, services or components we purchase, including bandwidth;

  .  Our ability to attain and maintain quality levels for our services;

  .  Expenses related to testing our services;

  .  Costs related to acquisitions of technology or businesses; and

  . General economic conditions as well as those specific to the Internet and related industries.

   We plan to increase significantly our operating expenses to fund the build-out of our broadcast network, accelerate engineering and development, expand our sales and marketing operations, broaden our customer support capabilities and continue to develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands which will result from this offering and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantially operating losses.

   Due to the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters our operating results may be below the expectations of investors and security analysts, if any follow our stock. In this event, the price of our common stock will probably fall.

   Our On-Stage service currently represents a substantial portion of our revenues and if we are unsuccessful in commercially selling our On-Air and On-Demand services, our revenues will not grow significantly.

   We currently offer three primary services: iBEAM On-Stage, iBEAM On-Air and iBEAM On-Demand. Sales of our On-Stage service accounted for 74% of our revenue in 1999. Sales of our On-Air services accounted for 6% of our revenue in 1999. Sales of our On-Demand services accounted for 3% of our revenue in 1999. We expect that sales of our On-Stage services will decline as a percentage of total revenue in the future. However, we substantially depend on this service for our near-term revenue. Any decline in the price of, or demand for, our On-Stage service, or its failure to achieve broad market acceptance, would seriously harm our business. In addition, we believe that our future growth and a significant portion of our future revenue will depend on the commercial success of our On-Air and On-Demand services. If our customers do not widely adopt, purchase and successfully deploy our services, our revenues will not grow significantly and our business will be seriously harmed.

   We rely on a limited number of customers, and any decrease in revenues from, or loss of, these customers, without a corresponding increase in revenues from other customers, would harm our operating results.

   Our customer base is limited and highly concentrated. We began recognizing revenues from sales of our products in the quarter ended December 31, 1999. Three customers accounted for an aggregate of 68% of our revenue in the quarter ended December 31, 1999: ProWebCast accounted for 40%, MusicNow, Inc. accounted for 15% and Pixelworld accounted for 13% of our revenue. In the three months ended March 31, 2000 NetRadio.com accounted for 12% of revenues. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, we may not be able to replace these orders. In addition, any downturn in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our revenues and results of operations. Sales to any single customer may vary significantly from quarter to quarter.

   America Online accounted for an aggregate of 20% of webcasts.com's revenue in 1999. The loss of this customer or a significant reduction in the level of webcasts.com's services used by this customer, could seriously harm our results of operations.

   We expect to amortize stock-based compensation expense of $12.2 million in the remainder of 2000, $9.3 million in 2001, $4.8 million in 2002, and $2.1 million in 2003, which will decrease our net earnings during these periods.

   In connection with the grant of stock options to employees and consultants for the period from March 20, 1998 (inception) to March 31, 2000, we recorded unearned stock-based compensation of $37.9 million, of which $5.4 million was amortized during 1999 and $4.1 million was amortized in the first quarter of 2000. If our stock price increases, the amount of stock-based compensation related to stock option grants to consultants would increase as the fair value of these grants is re-measured at each reporting date using a Black-Scholes option pricing model. These expenses will increase our losses during each of these periods and delay our ability to achieve profitability.

   We depend on our executive officers to manage our business effectively in a rapidly changing market and, if we are unable to retain our executive officers, our ability to compete could be harmed.

   Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on in implementing our business plan. We do not have "key person" life insurance covering any of our executive officers. The loss of services of any of our executive officers could delay the development and introduction of and negatively impact our ability to sell our services.

   We face risks associated with international operations that could harm our business.

   To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international sales and marketing activities. We are currently targeting the United Kingdom, Germany, France, Hong Kong, Singapore, Indonesia, Malaysia and India for expansion. The expenses we will incur in expanding our international operations will depend on the arrangements into which we will enter to provide our services in such markets. These factors have yet to be determined. We recently entered into a letter of intent with Pacific Century CyberWorks to establish a joint venture to introduce our services to the Pacific Rim, the Indian subcontinent and the Middle East. In order to bring our services to these regions, the joint venture will need to deploy a network of servers which will involve large capital expenditures and operating expenses. While the details of the joint venture have yet to be determined, we expect to incur approximately

49% or less, depending on our percentage ownership, of the operating losses of the joint venture. We expect the joint venture to begin delivering content to end users by the end of 2000. In connection with the formation of the joint venture, we expect to contribute $5.0 million to iBEAM Asia. We expect that iBEAM Asia will be funded thereafter from independent third party sources. We may decide to provide additional financing to iBEAM Asia in the future if iBEAM Asia is unable to raise additional funding from third parties on favorable terms. In addition, in connection with our expansion into Asia, Europe, Latin America, Africa and the Middle East pursuant to our agreement with InterPacket, we will incur capital expenditures in connection with our deployment of servers in InterPacket's network. InterPacket's network serves developing countries and there can be no assurance that these markets will develop sufficiently to justify our investments. We are establishing a test center for our systems in Hong Kong. We currently plan to begin placing servers in up to 20 locations in InterPacket's network in the second half of 2000. We expect that our capital expenditures in 2000 in connection with deployment in InterPacket's network will be less than $1.0 million.

   We may be unable to maintain or increase market demand for our service internationally, which may harm our business. As we expand internationally, we will be increasingly subject to a number of risks associated with international business activities that could increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

  . Potential difficulty in enforcing intellectual property rights in foreign countries;

  . Compliance with and unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

  .  Lack of availability of trained personnel in international locations;

  .  Tariffs, export controls and other trade barriers;

  .  Longer accounts receivable payment cycles than in the United States;

  . Potential difficulty in obtaining access to additional satellite and telecommunication transmission capacity;

  . Potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems;

  . Potentially adverse tax consequences, including restrictions on the repatriation and earnings;

  .  General economic conditions in international markets; and

  .  Currency exchange rate fluctuations.

Risks Related to Legal Uncertainty

   Any inability to adequately protect our intellectual property could harm our competitive position.

   We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our future growth, if any, will depend on our ability to continue to seek patents and otherwise protect the intellectual property rights in our network technology. However, these legal protections afford only limited protection; competitors may gain access to our network technology, including our software and server technology, which may result in the loss of our customers. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our service. This would cause our revenues to decline and seriously harm our results of operations.

   We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

   We could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

   Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Companies in the Internet industry are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Our patent applications to date cover our streaming platform standard, content management, distribution capabilities and subscriber management. If a company brings a claim against us, we may be found to infringe their proprietary rights. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed.

   In January 2000, we received a letter from a competitor, which suggested that we review patents to which this competitor claims rights. These patents purport to cover "a system and method for delivery of video and data over a computer network." We believe that we do not infringe any claims of these patents. However, there can be no assurance that this competitor will agree with our conclusion or not pursue a claim or litigation against us. To date, no complaint has been filed or served.

   Intellectual property litigation or claims could force us to do one or more of the following:

  . Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

  . Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms if at all; and

  .  Redesign products or services that incorporate the disputed technology.

   If we are forced to take any of the foregoing actions, we could face substantial costs and our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

   Internet-related laws could cause us to change the manner in which we operate our network, which could be disruptive, time consuming and expensive.

   Our Internet broadcast network is designed to deliver streaming media to large audiences of simultaneous users. Currently our network and the media we broadcast is largely unregulated, even though traditional television and radio are highly regulated by the Federal Communications Commission. If laws and regulations that apply to communications over the Internet are enacted that require us to change the manner in which we operate our network, our business could be disrupted with time consuming and expensive modifications of our technology. In addition, our business could be harmed to the extent that our content provider customers are adversely affected. Laws and regulations that apply to communications over the Internet are becoming more prevalent. Several bills are currently being considered by the U.S. Congress. Recently the U.S. Congress enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could harm our business directly or indirectly due to effects on our customers.

Risks Related To The Securities Markets And This Offering

   Our stock price may be volatile which could result in litigation against us and substantial losses for investors purchasing shares in this offering.

   Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock in the public market to fluctuate significantly from the price paid by investors in this offering:

  . Announcements by us or our competitors of significant contracts, new products or services offerings or enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

  . Variations in our quarter-to-quarter operating results including our failure to meet estimates of financial analysts;

  . Changes in financial estimates by securities analysts, if any analysts elect to follow our stock;

  . Our sales of common stock or other securities in the future or substantial sales by current stockholders after the 180-day lock-up expires;

  . Changes in market valuations of networking, Internet and telecommunications companies;

  .  The addition or departure of our personnel; and

  .  Fluctuations in stock market prices and volumes.

   Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price.

   In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business and results of operations.

   Insiders will beneficially own approximately 37.5% of our outstanding common stock after this offering and could limit investors' ability to influence the outcome of key transactions, including changes of control.

   We anticipate that our executive officers and directors, together with Accel Partners and Crosspoint Venture Partners, each of which is an entity affiliated with one of our directors, will in the aggregate, own approximately 37.5% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

   Provisions of our charter documents and agreements with some of our large stockholders may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders.

   Our board of directors will be divided into three classes, with each class serving staggered three-year terms. This may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. We have in place procedures which prevent stockholders from acting without holding a meeting and which limit the ease with which a stockholder meeting can be called. We are subject to the "interested stockholder" provisions of Delaware law which impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions of our amended and restated certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

   In addition, each of Microsoft, Sony, Pacific Century CyberWorks, America Online, Covad and Liberty Media, which in the aggregate will own 15.9% of our common stock upon the closing of this offering, have agreed to vote their securities as directed by our board of directors in any merger in which more than 50% of our voting power is transferred or in a sale of substantially all of our assets. This obligation lapses for each of these companies if and when it owns less than 5% of our voting power. Microsoft, Sony, Pacific Century CyberWorks, America Online, Excite@Home and Covad have each also agreed not to acquire more than 15.0% of our voting stock at any time before the end of April 2005 without our permission. Our agreement with these stockholders could make it more difficult for a third party or one of these entities to acquire us, even if doing so would be beneficial to our stockholders.

   The sale of a substantial number of shares of common stock could cause the market price of our common stock to decline.

   After this offering, we will have a total of 106,147,834 shares of common stock outstanding, or 107,797,834 shares if the underwriters exercise their entire over-allotment option. The sale by us or the resale by stockholders of shares of our common stock in the public market after the offering could cause the market price of the common stock to decline. The federal securities laws impose restrictions on the ability of substantially all stockholders to resell their shares of common stock. In addition, we, our executive officers, directors and certain other stockholders have agreed with Morgan Stanley & Co. Incorporated, one of the representatives of the underwriters, not to sell their shares for a period ending 180 days from the date of the prospectus for the offering. Accordingly, the 106,147,834 shares of common stock outstanding after this offering will be available for resale in the public market as follows:

               Number of Shares  Date Available for Resale
               ----------------  -------------------------
      9,800,000                  Immediately
      83,071,938                 180 days from the date of the prospectus
                                 for the offering
      13,275,896                 Various dates thereafter

   In addition, 1,949,987 shares of our common stock issuable upon exercise of warrants will become eligible for sale on various dates upon expiration or release of the lock-up agreements.

   After this offering and expiration or release of the lock-up agreements, holders of 76,260,334 shares of the common stock and the holders of warrants to purchase approximately 1,438,687 shares of common stock may require us to register their shares for resale under the federal securities laws.

   We intend to file a registration statement following this offering to permit the sale of shares of common stock under our stock plans. As of March 31, 2000, options to purchase 11,816,815 shares of common stock with a weighted average exercise price per share of $3.38 were outstanding, substantially all of which are subject to agreements with Morgan Stanley & Co. Incorporated not to sell such shares for 180 days from the date of the prospectus for the offering. Registration of such shares would result in these stockholders being able to immediately resell their shares in the public market after expiration or release of the lock-up agreements. Any such sales or anticipation thereof could cause the market price of the common stock to decline.

   We have no agreement or understanding with Morgan Stanley & Co. Incorporated for a waiver of these lock-up restrictions. However, Morgan Stanley & Co. Incorporated may, in its discretion, release us or any of our stockholders at any time, without notice, prior to the expiration of the lock-up period. In some cases underwriters have agreed to waive lock-up restrictions when a company's stock has performed well for a sustained period of time, in order to allow a follow-on offering of common stock. Any decision by Morgan Stanley & Co. Incorporated to waive the lock-up restrictions would depend on a number of factors, including market conditions, the performance of our common stock in the market and our financial condition at that time. If Morgan Stanley & Co. Incorporated were to waive the lock-up restrictions prior to the expiration of the lock-up period, and our stockholders were to sell additional shares of common stock to the public, the market price of our common stock could decline.

   You will experience immediate and significant dilution of book value per share.

   The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial public offering price of $10.00 per share, if you purchase our common stock in this offering, you will incur immediate dilution of $8.40 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option there will be further dilution.

   In addition, as of March 31, 2000, we had outstanding options to purchase 11,816,815 shares of common stock at a weighted average exercise price of $3.38 per share and, on an as converted basis, warrants to purchase 1,949,987 shares of common stock at a weighted average exercise price of $3.42 per share. If these outstanding options or warrants are exercised there will be further dilution.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of 11,000,000 shares of common stock in this offering at an assumed public offering price of $10.00 per share are estimated to be approximately $100.6 million, or approximately $115.9 million if the underwriters' over-allotment option is exercised in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   The principal purposes of this offering are to obtain additional working capital, to establish a public market for our common stock, to increase our visibility in the marketplace and to facilitate future access to public capital markets.

   We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures, and to fund operating losses. We anticipate spending at least $15.0 million of the proceeds of this offering on capital expenditures primarily for the purpose of expanding our network operations. Our management will retain broad discretion in the allocation of the remaining net proceeds of this offering. Although we may use a portion of the proceeds to acquire other businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned.

   Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock. We currently intend to retain all of our future earnings to finance the growth and development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our cash, cash equivalents and investments and capitalization at March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to reflect (i) the conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of March 31, 2000 into 66,489,527 shares of common stock upon the closing of this offering; (ii) the acquisition of webcasts.com as if it had occurred on March 31, 2000 and the conversion of the related issuance of 8,233,173 shares of series F redeemable convertible preferred stock into the same number of shares of common stock; (iii) the issuance of 1,000,000 shares of our series G redeemable convertible preferred stock to The Walt Disney Company prior to the completion of the offering for $10.0 million at a price equal to the per share price to the public in the offering and the conversion of those shares into the same number of shares of common stock; and (iv) the issuance of 537,634 shares of our series H redeemable convertible preferred stock to Excite@Home prior to the completion of the offering for $5.0 million at a price equal to the per share price to the public in the offering, less estimated underwriting discounts and commissions, and the conversion of those shares into the same number of shares of common stock; and

  . on a pro forma basis as adjusted for the sale by us of 11,000,000 shares of common stock in this offering and the receipt of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                         March 31, 2000
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                   (in thousands, except per
                                                          share data)
Cash, cash equivalents, and investments........  $ 21,829  $ 46,124    $146,674
                                                 ========  ========    ========
Long term obligations, net of current portion..  $  6,601  $  7,638    $  7,638
                                                 --------  --------    --------
Redeemable convertible preferred stock, $0.0001
 par value; actual--20,000 shares authorized;
 17,792 shares issued and outstanding; pro
 forma--30,000 shares authorized, no shares
 issued and outstanding; pro forma as
 adjusted--10,000 shares authorized; no shares
 issued or outstanding.........................    96,114       --          --
                                                 --------  --------    --------
Stockholders' equity (deficit):
 Common stock, $0.0001 par value; actual--
  120,000 shares authorized; 18,887 shares
  issued and outstanding; pro forma--120,000
  shares authorized; 95,148 shares issued and
  outstanding; pro forma as adjusted--413,100
  shares authorized; 106,148 shares issued and
  outstanding..................................         2        10          11
 Additional paid-in capital....................    60,320   258,905     359,454
 Stockholders' note receivable.................    (2,000)   (2,000)     (2,000)
 Unearned stock-based compensation.............   (28,386)  (28,386)    (28,386)
 Deficit accumulated during development stage..   (66,346)  (66,346)    (66,346)
                                                 --------  --------    --------
    Total stockholders' equity (deficit).......   (36,410)  162,183     262,733
                                                 --------  --------    --------
    Total capitalization.......................  $ 66,305  $169,821    $270,371
                                                 ========  ========    ========

   This capitalization table excludes the following shares as of March 31, 2000:

  . 11,816,815 shares at a weighted average exercise price of $3.38 per share that were subject to outstanding options as of March 31, 2000;

  . 706,285 shares of common stock issuable upon the exercise of webcasts.com stock options assumed by us in connection with our acquisition of webcasts.com at a weighted average exercise price of $3.54 per share and up to additional 1,243,932 shares of common stock issuable if our webcasts.com division meets revenue targets in the next twelve months after the closing of the acquisition; and

  . 1,949,987 shares of common stock issuable upon exercise and conversion of outstanding convertible preferred stock warrants as of March 31, 2000 at a weighted average exercise price of $3.42 per share.

                                   DILUTION

   Our pro forma net tangible book value as of March 31, 2000, was $69.4 million or $0.73 per share of common stock. Our pro forma net tangible book value per share as of March 31, 2000 represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding assuming (i) the conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2000 into 66,489,527 shares of common stock upon the closing of this offering; (ii) the acquisition of webcasts.com as if it occurred on March 31, 2000 and the conversion of the related issuance of 8,233,173 shares of series F redeemable convertible preferred stock into the same number of shares of common stock; (iii) the issuance of 1,000,000 shares of our series G redeemable convertible preferred stock to The Walt Disney Company prior to the completion of the offering for $10.0 million at a price equal to the per share price to the public in the offering and the conversion of those shares into the same number of shares of common stock; and (iv) the issuance of 537,634 shares of our series H redeemable convertible preferred stock to Excite@Home prior to the completion of the offering for $5.0 million at a price equal to the per share price to the public in the offering, less estimated underwriting discounts and commissions, and the conversion of those shares into the same number of shares of common stock. After giving effect to the sale by us of the 11,000,000 shares of common stock offered hereby at an assumed initial public offering price of $10.00 per share, after deduction of estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2000 would have been $169.9 million or $1.60 per share. This represents an immediate increase in net tangible book value to existing stockholders of $0.87 per share and an immediate dilution to new investors of $8.40 per share. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $10.00
    Pro forma net tangible book value per share as of March 31,
     2000........................................................ $0.73
    Increase in pro forma net tangible book value per share
     attributable to new investors...............................  0.87
                                                                  -----
   Pro forma as adjusted net tangible book value per share after
    the offering.................................................         1.60
                                                                        ------
   Dilution per share to new investors...........................       $ 8.40
                                                                        ======

   The following table sets forth on a pro forma basis as of March 31, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by (i) the existing stockholders; (ii) the investors in the private placements of preferred stock that will convert into common stock at the public offering, which includes 8,233,173 shares of series F redeemable convertible preferred stock issued in the acquisition of webcasts.com, the issuance of 1,000,000 shares of our series G redeemable convertible preferred stock to The Walt Disney Company for $10.0 million at a price equal to the per share price to the public in the offering and the issuance of 537,634 shares of our series H redeemable convertible preferred stock to Excite@Home for $5.0 million at a price equal to the per share price to the public in the offering, less underwriting discounts and commissions; and (iii) the new investors in this offering (before deduction of estimated underwriting discounts and commissions and estimated offering expenses):

                             Shares Purchased   Total Consideration   Average
                            ------------------- --------------------   Price
                              Number    Percent    Amount    Percent Per Share
                            ----------- ------- ------------ ------- ---------
Existing stockholders......  85,377,010    81%  $101,468,602    33%   $ 1.19
Private investors..........   9,770,807     9     97,331,726    31      9.96
New investors in this
 offering..................  11,000,000    10    110,000,000    36     10.00
                            -----------   ---   ------------   ---
  Total.................... 106,147,817   100%  $308,800,328   100%
                            ===========   ===   ============   ===

   The table assumes no exercise of the underwriters over-allotment option and no exercise of stock options or warrants outstanding at March 31, 2000. As of March 31, 2000, there were options outstanding to purchase a total of 11,816,815 shares at a weighted average exercise price of $3.38 per share, while 4,069,804 shares were reserved for future grants under our 1998 Stock Plan. As of March 31, 2000, there were warrants outstanding to purchase 1,949,987 shares of common stock issuable upon exercise and conversion of outstanding convertible preferred stock warrants at a weighted average exercise price of $3.42 per share. We will assume all outstanding options granted under webcasts.com's 1999 Stock Option Plan, which will convert into options to purchase 706,285 shares of series F redeemable convertible preferred stock at a weighted average exercise price of $3.54 per share. To the extent there are exercises of any of these options, there will be further dilution to new investors. There will be additional dilution if our webcasts.com division meets revenue targets in the twelve month period following the closing of the webcasts.com acquisition, which would require us to issue up to 1,243,932 shares of common stock to the former webcasts.com shareholders. See "Capitalization," "Management--Compensation of Directors" and "--Executive Compensation."

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with, and are qualified by reference to, our audited financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statements of operations data for the period from March 20, 1998 (Inception) to December 31, 1998 and for the year ended December 31, 1999, and the balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements.

   The unaudited pro forma statement of operations gives effect to the webcasts.com acquisition as if it had occurred on January 1, 1999 and presents the results of operations of iBEAM for the year ended December 31, 1999 and for the three months ended March 31, 2000 combined with the unaudited pro forma statement of operations of webcasts.com for the year ended December 31, 1999 and for the three months ended March 31, 2000, respectively. The unaudited pro forma statement of operations of webcasts.com includes the results of operations of webcasts.com for the year ended December 31, 1999 combined with the results of operations of The Rock Island Group, Inc., or RIG, for the period from January 1, 1999 to October 14, 1999 as if the RIG acquisition occurred on January 1, 1999. The unaudited pro forma combined balance sheet gives effect to the acquisition of webcasts.com as if it occurred on March 31, 2000 and combines the balance sheet of iBEAM as of March 31, 2000 and the consolidated balance sheet of webcasts.com as of March 31, 2000. On October 15, 1999, webcasts.com completed its acquisition of all the outstanding capital stock of RIG. The RIG acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of RIG have been included in the consolidated financial statements of webcasts.com since the acquisition date.

   The pro forma financial information should also be read in conjunction with the historical financial statements and notes to webcasts.com, which are included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or the financial position of the combined companies.

                                                                   Three Months Ended
                           Period from                                 March 31,
                          March 20, 1998      Year Ended       ----------------------------
                          (Inception) to  December 31, 1999                    2000
                           December 31,  ---------------------  1999    -------------------
                               1998       Actual    Pro Forma  Actual    Actual   Pro Forma
                          -------------- --------  ----------- -------  --------  ---------
                                                   (unaudited)             (unaudited)
                                      (in thousands, except per share data)
Statements of Operations
 Data:
Revenue.................     $   --      $    149   $  5,054   $   --   $    532  $  2,083
                             -------     --------   --------   -------  --------  --------
Operating costs and
 expenses:
 Cost of services
  (direct and
  indirect).............         --         8,249     11,788       855     8,119     9,794
 Engineering and
  development...........       1,468        4,531      4,801       554     4,584     5,061
 Sales and marketing....       1,788       10,363     11,438     1,268     5,768     6,966
 General and
  administrative........       1,096        7,174     12,468       767     3,733     5,098
 Amortization of
  goodwill and acquired
  intangibles...........         --           --      30,938       --        --      7,734
                             -------     --------   --------   -------  --------  --------
 Total operating costs
  and expenses..........       4,352       30,317     71,433     3,444    22,204    34,653
                             -------     --------   --------   -------  --------  --------
Loss from operations....      (4,352)     (30,168)   (66,379)   (3,444)  (21,672)  (32,570)
Other income and
 expense, net...........         125          200        110        30       317        84
                             -------     --------   --------   -------  --------  --------
Net loss................      (4,227)     (29,968)   (66,269)   (3,414)  (21,355)  (32,486)
Dividends and accretion
 related to preferred
 stock and warrants.....         --           --      (1,797)      --    (10,796)  (12,056)
                             -------     --------   --------   -------  --------  --------
Net loss attributable to
 common stock...........     $(4,227)    $(29,968)  $(68,066)  $(3,414) $(32,151) $(44,542)
                             =======     ========   ========   =======  ========  ========
Net loss per share
 attributable to common
 stock--basic and
 diluted................     $ (0.56)    $  (3.43)  $  (4.01)  $ (0.40) $  (3.04) $  (2.37)
                             =======     ========   ========   =======  ========  ========
Weighted average common
 shares outstanding.....       7,488        8,726     16,959     8,462    10,589    18,822
                             =======     ========   ========   =======  ========  ========
Pro forma net loss per
 share attributable to
 common stock--basic and
 diluted (unaudited)....                 $  (0.63)  $  (1.22)           $  (0.43) $  (0.54)
                                         ========   ========            ========  ========
Pro forma weighted
 average common shares
 outstanding (unaudited)
 .......................                   47,435     55,668              74,860    83,093
                                         ========   ========            ========  ========

                                            December 31,        March 31,
                                           ---------------        2000
                                            1998    1999    ------------------
                                           Actual  Actual   Actual   Pro Forma
                                           ------  -------  -------  ---------
                                                               (unaudited)
                                                    (in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments.... $2,198  $29,840  $21,829  $ 31,124
Working capital...........................  1,071   24,751   14,782    17,806
Total assets..............................  4,207   44,741   80,426   176,135
Long term obligations, net of current
 portion..................................    --     3,627    6,601     7,638
Redeemable convertible preferred stock....  6,905   61,192   96,114   183,593
Total stockholders' deficit............... (3,950) (26,033) (36,410)  (36,410)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We provide a global Internet broadcast network that delivers streaming media to large audiences of simultaneous users with viewing and listening quality that approaches that of television and radio. We offer our services to content providers seeking to enhance the quality of their delivery and reach larger audiences at lower costs. In order to offer our customers a broader set of services, in April 2000 we acquired webcasts.com, Inc., a provider of production consulting services and tools. Webcasts.com services assist content providers with integrating streaming media and e-commerce functions such as chat, e-commerce data base links and pay-per-view.

   iBEAM commenced operations in March 1998 and began offering streaming media delivery service in October 1999. Since our inception, we have incurred significant losses and as of March 31, 2000, we had an accumulated deficit of $66.3 million. We have not achieved profitability on a quarterly basis, and anticipate that we will continue to incur substantial and increasing net losses. We expect to incur significant and increasing engineering and development and sales, general and administrative expenses and, as a result, we will need to generate significant revenues to achieve profitability.

Acquisition of webcasts.com

   We entered into a definitive merger agreement to acquire privately-held webcasts.com, a provider of interactive broadcasting services and proprietary Internet tools on March 21, 2000. We intend to account for the transaction as a purchase business combination. The acquisition is intended to qualify as a tax-free reorganization.

   On April 28, 2000 we consummated the transaction and issued 8,233,173 shares of our series F preferred stock to webcasts.com's security holders and assumed webcasts.com's outstanding options which converted into 706,285 shares of our series F preferred stock. We also issued a $3.0 million note to webcasts.com's redeemable preferred shareholders. In addition, the former security holders of webcasts.com may receive an additional 1,243,932 shares of stock if our webcasts.com division meets certain revenue targets in the twelve months after the closing of the acquisition. The purchase price was approximately $92.2 million.

   As result of the acquisition, we expect to expect to incur merger-related costs of up to $1.7 million and to record approximately $92.8 million of intangible assets and goodwill on our balance sheet, which will result in amortization expense of approximately $20.6 million in 2000, $30.9 million in 2001 and 2002 and $10.4 million in 2003. These charges will increase our expenses and losses during each of these periods and delay our ability to achieve profitability.

Revenue

   We derive our revenue from charging content providers for broadcasting services that include On-Air, On-Stage and On-Demand distribution services. We also derive revenue from other services, including targeted advertising, production, event management, encoding and acquisition services. We expect broadcasting services to provide the largest and fastest growing revenue element of our services.

   Our broadcasting services are typically charged based on the volume of content delivered to end-users as measured in megabytes or megabits consumed and therefore varies with the number of viewers, the access speeds of the viewers and time viewers spend viewing content broadcast by us. Currently, On-Air and On-Demand services are typically priced based on actual usage, which is measured by the volume of megabits transferred during the month, for which we typically charge $.005 to $.01 per megabyte per month subject to a minimum payment. In addition, for On-Demand customers, there is a monthly fee for content stored on our network, which is measured in gigabytes. On-Stage services can be priced under a fixed-fee arrangement or on actual usage in terms of megabits transferred. To date, content providers have typically elected to enter into fixed-fee arrangements in order to fix the price of a broadcasting event. We price our fixed-fee arrangements using an estimate of the amount of content delivered, which includes a forecast of the expected number of viewers, the access speeds of the viewers and the duration of the event. We typically charge $.005 to $.01 per megabyte transferred for our On-Stage services. Other services such as production, event management, encoding and acquisition services, are generally provided on a consulting basis on either an hourly or fixed price billing.

   Cost of Services (Direct and Indirect)

   Cost of broadcasting Internet content includes both direct costs that vary with the volume of content delivered and relatively fixed indirect costs, such as staffing for a 24 hour network operations center. The cost of other services, such as production, event management, encoding and acquisition services, are primarily related to manpower costs for delivery of those services.

   Direct broadcasting costs include depreciation of network servers, satellite transmission charges and charges for using land-line networks. In proportion, the largest direct cost is the cost of using land-line networks. For ISPs to which we deliver content into their end-user distribution system via satellite broadcast, that is the "edge" of the Internet, we avoid the land-line costs. Therefore it is our goal to increase the amount of content we deliver to the edge of the Internet from less than 5% of traffic delivered through our network as of March 31, 2000 to 40% by the end of 2000. Because of our broadcast economics, we deliver content to ISPs at no charge, thereby relieving them of charges they ordinarily would be required to pay to receive content. As of March 31, 2000, we have agreements with over 90 ISPs that will allow us to deliver content through their networks to the edge of the Internet. Although four of the ISPs to which we deliver content have negotiated access fees, these fees have represented lower costs to iBEAM than paying for land-lines. The fees we pay to these ISPs are based on a percentage of the revenue we derive from content delivered through their network, ranging from 15 to 20%. As of March 31, 2000, less than 2% of revenue was subject to access fees. Because the ISPs that we pay fees to tend to be the ISPs with larger networks, we believe that as we expand our network, we will pay fees with respect to more than 50% of the Internet traffic delivered through our network. In addition, we expect the aggregate number of ISPs that receive access fees will increase.

   Indirect broadcasting costs are primarily the cost of equipment, operations management software and personnel related to operating a 24 hour network operations center. As such these costs are relatively fixed and independent of volume of content delivered. We expect these indirect costs to be approximately $23.0 million in fiscal 2000.

   Engineering and Development

   Engineering and development expenses consist primarily of salaries and personnel costs related to the design, development and enhancement of our service and the development of new applications that may be added to our network. We believe that engineering and development is critical to our strategic business development objectives and intend to enhance our technology to meet the changing requirements of market demand. We expect our engineering and development expenses to increase significantly in the future. The amount that we will actually spend on engineering and development expenses is highly uncertain and will depend on various factors that are difficult to predict including the rate at which we believe it is in our business interests to introduce new services and the availability for hire of qualified personnel.

   Sales and Marketing

   Sales and marketing expenses consist primarily of salaries, advertising, promotions and related costs of sales and marketing personnel. We expect that sales and marketing expenses will increase in the future as we hire additional personnel, expand our operations domestically and internationally, initiate additional marketing programs and establish sales offices in new locations.

   General and Administrative

   General and administrative expenses consist primarily of salaries and related costs, operations and finance personnel, recruiting expenses, professional fees and legal and accounting services. We expect that general and administrative expenses will increase in the future as we hire additional personnel, expand our operations domestically and internationally and incur additional costs related to the growth of our operations as a public company.

   Amortization of Stock-based Compensation

   In connection with the grant of stock options to employees and consultants since inception, we recorded unearned stock-based compensation of $37.9 million, representing the difference between the deemed fair value of our common stock at the date of grant and the exercise price of such options. Such an amount, net of amortization, is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable option. Stock-based compensation expense related to stock options granted to consultants is recognized as the stock options are earned. At each reporting date, we re-value the stock-based compensation using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. We believe that the fair value of the stock options are more reliably measurable than the fair value of the services received due to the facts that we do not have records of time spent by each consultant on matters related to iBEAM and that we do not have the ability to ascertain what the fair market billing rates are for the consultant's work. As of March 31, 2000, we expect to amortize unearned stock-based compensation of $12.2 million in the remainder of 2000, $9.3 million in 2001, $4.8 million in 2002 and $2.1 million 2003.

   The following table summarizes operating costs and expenses, excluding the non-cash amortization of stock-based compensation:

                                      Period from
                                       March 20,
                                          1998                    Three Months
                                     (Inception) to  Year Ended      Ended
                                      December 31,  December 31,   March 31,
                                          1998          1999      1999   2000
                                     -------------- ------------ ------ -------
                                                   (in thousands)
Operating costs and expenses:
 Cost of services (direct and
  indirect) (exclusive of stock-
  based compensation of $0, $761,
  $21 and $989, respectively).......     $   --       $ 7,488    $  834 $ 7,130
 Engineering and development
  (exclusive of stock-based
  compensation of $19, $329, $21 and
  $680, respectively)...............      1,449         4,202       533   3,904
 Sales and marketing (exclusive of
  stock-based compensation of $8,
  $604, $40, and $845,
  respectively).....................      1,780         9,759     1,228   4,923
 General and administrative
  (exclusive of stock-based
  compensation of $12, $3,699, $149
  and $1,580, respectively).........      1,084         3,475       618   2,153
Stock-based compensation............         39         5,393       231   4,094
                                         ------       -------    ------ -------
    Total operating costs and
     expenses.......................     $4,352       $30,317    $3,444 $22,204
                                         ======       =======    ====== =======

iBEAM's Results of Operations for the Three Months Ended March 31, 1999 and
2000

   Revenue. We recognized $532,000 of revenue in the first quarter of 2000. We did not generate revenues in the first quarter of 1999. Fees for On-Stage, On-Air and On-Demand services accounted for 25%, 27% and 36%, respectively, of total revenue for the first quarter of 2000. As we continue to expand our network and as more companies distribute content over our network, we expect our revenue will increase in future periods. We also expect our On-Air and On-Demand services will increase as a percentage of total revenue.

   Cost of Services (Direct and Indirect). Cost of services increased by $6.3 million, or 755%, from $0.8 million in the first quarter of 1999 to $7.1 million in the first quarter of 2000. This increase was primarily due to network bandwidth, satellite transmission, co-location and content acquisition expenses of $2.0 million, network server and software depreciation of $1.4 million and salaries, bonuses and related taxes of $1.1 million as we expanded our network and added capacity in late 1999. Headcount included in cost of services increased from 12 at March 31, 1999 to 56 at March 31, 2000.

   Engineering and Development. Engineering and development expenses increased by $3.4 million, or 632%, from $0.5 million in the first quarter of 1999 to $3.9 million in the first quarter of 2000. This increase was primarily due to an increase in consultant expenses of $0.7 million and in salaries, bonuses and related taxes of $1.5 million as additional engineers were hired throughout 1999. Headcount included in engineering and development increased from 16 at March 31, 1999 to 103 at March 31, 2000.

   Sales and Marketing. Sales and marketing expenses increased by $3.7 million, or 301%, from $1.2 million in the first quarter of 1999 to $4.9 million in the first quarter of 2000. This increase was primarily due to an increase in salaries, commissions, bonuses and related taxes of $1.6 million, travel and entertainment expenses of $0.4 million and advertising and promotional expenses of $0.9 million as we expanded our sales and marketing organization and promoted our network. Headcount included in sales and marketing increased from 15 at March 31, 1999 to 78 at March 31, 2000.

   General and administrative. General and administrative expenses increased by $1.6 million, or 246%, from $0.6 million in the first quarter of 1999 to $2.2 million in the first quarter of 2000. This increase was primarily due to an increase in salaries and related taxes of $0.6 million and professional services of $0.2 million as we began to provide infrastructure to support our growing operations. Headcount included in general and administrative increased from ten at March 31, 1999 to 40 at March 31, 2000.

   Amortization of Stock-based Compensation. Amortization of employee stock-based compensation increased by $3.9 million from $0.2 million in the first quarter of 1999 to $4.1 million in the first quarter of 2000 primarily due to the grant of stock options to newly hired employees and consultants. In connection with the grant of stock options to consultants, we recorded stock-based compensation expense of $12,000 in the first quarter of 1999 and $1.2 million in the first quarter of 2000.

   Other Income and Expense, Net. Other income and expense, net increased from $30,000 in the first quarter of 1999 to $317,000 in the first quarter of 2000 primarily due to an increase in interest income based on larger cash balances.

   Net Loss. Net loss increased by $18.0 million, or 526%, from $3.4 million in the first quarter of 1999 to $21.4 million in the first quarter of 2000. The increase in the net loss is primarily attributable to increases in operating costs and expenses of $18.8 million, including an increase in amortization of stock-based compensation of $3.9 million.

Webcasts.com Results of Operations for the Three Months Ended March 31, 1999 and 2000

   Webcasts.com was incorporated in 1995 and commenced its current web production services business in 1997. Webcasts.com revenues increased from $0.7 million in the first quarter of 1999 to $1.6 million in the first quarter of 2000 primarily as a result of its acquisition of The Rock Island Group, Inc., or RIG, and higher production services revenue. Webcasts.com cost of revenues increased from $0.3 million in the first quarter of 1999 to $1.7 million in the first quarter of 2000, and its operating expenses increased from $0.5 million in the first quarter of 1999 to $3.2 million in the first quarter of 2000 primarily due to the RIG acquisition, additional employees, increased selling expenses and stock-based compensation. As of March 31, 2000, webcasts.com had an accumulated deficit of $8.0 million.

iBEAM's Results of Operations for the Period from March 20, 1998 (Inception) to December 31, 1998 and the Year Ended December 31, 1999

   Revenue. We began generating revenue in August 1999 after we commercially introduced our content delivery service and have recognized $149,000 through December 1999. Fees for On-Stage, On-Air and On-Demand services accounted for 74%, 6% and 3%, respectively, of total revenue for the year ended December 31, 1999. As we continue to expand our network and as more companies distribute content over our network, we expect our revenue will increase in future periods. We also expect our On-Air and On-Demand services will increase as a percentage of total revenue, while On-Stage and other services will decrease as a percentage of total revenue.

   Cost of Services (Direct and Indirect). Cost of services increased from zero in 1998 to $7.5 million in 1999. This increase was primarily due to network bandwidth, satellite transmission, co-location and content acquisition expenses of $1.4 million, network server and software depreciation of $0.8 million, consulting expenses of $0.7 million and salaries, bonuses and related taxes of $2.4 million as we began to deploy and manage our network in 1999. Headcount included in cost of services rose from zero at December 31, 1998 to 73 at December 31, 1999.

   Engineering and Development. Engineering and development expenses increased by $2.8 million, or 190%, from $1.4 million in 1998 to $4.2 million in 1999. This increase was primarily due to an increase in salaries and related taxes of $1.0 million as additional engineers were hired in 1999. Headcount included in engineering and development rose from 23 at December 31, 1998 to 45 at December 31, 1999.

   Sales and Marketing. Sales and marketing expenses increased by $8.0 million, or 448%, from $1.8 million in 1998 to $9.8 million in 1999. This increase was primarily due to salaries, bonuses and related taxes of $2.9 million and advertising and promotional expenses of $4.5 million, resulting from the development of a sales and marketing organization and the marketing of our network and corporate brand, which was publicly launched in October 1999. Headcount included in sales and marketing rose from 13 at December 31, 1998 to 36 at December 31, 1999.

   General and Administrative. General and administrative expenses increased by $2.4 million, or 221%, from $1.1 million in 1998 to $3.5 million in 1999. This increase was primarily due to salaries and related taxes of $1.0 million as we began to provide infrastructure to support our growing operations. Headcount included in general and administrative rose from six at December 31, 1998 to 21 at December 31, 1999.

   Amortization of Stock-based Compensation. Amortization of employee stock-based compensation increased by $4.9 million from $31,000 in 1998 to $5.0 million in 1999 due primarily to the grant of stock options to newly hired employees. In connection with the grant of stock options to consultants, we recorded stock-based compensation expense of $8,000 in 1998 and $0.4 million in 1999.

   Other Income and Expense, Net. Other income and expense, net increased from $125,000 in 1998 to $200,000 primarily due to an increase in interest income based on larger cash balances.

   Income Taxes. We have incurred operating losses for all periods. As of December 31, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $25.8 million. These federal and state tax loss carryforwards are available to reduce future taxable income and expire in varying amounts beginning in 2004. Under the provisions of the Internal Revenue Code, some substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

   Net Loss. Net loss increased by $25.8 million from $4.2 million in 1998 to $30.0 million in 1999. The increase in net loss is primarily attributable to increases in operating costs and expenses of $26.0 million, which includes an increase in amortization of stock-based compensation of $5.4 million.

Webcasts.com Results of Operations for Years Ended December 31, 1998 and December 31, 1999

   Webcasts.com had total revenue of $2.0 million in 1998 and $2.4 million in 1999. Webcasts.com costs of revenues increased from $1.3 million in 1998 to $1.8 million in 1999, and its operating expenses increased from $0.9 million to $4.8 million primarily due to increased selling expenses partially as a result of its acquisition of the RIG and stock-based compensation. As of December 31, 1999, webcasts.com had an accumulated deficit of $4.4 million.

Liquidity and Capital Resources

   Since inception, we have funded our operations primarily through capital lease obligations and the sale of our capital stock. We have raised an aggregate of $96.1 million from the sale of our preferred stock through March 31, 2000.

   Net cash used in operating activities was $3.2 million in 1998 and $19.2 million in 1999, resulting primarily from our net loss partially offset by an increase in accounts payable and accrued liabilities of $2.2 million, amortization of stock-based composition of $5.4 million, depreciation and amortization of $1.7 million and the issuance of a warrant for $1.0 million.

   Net cash used in investing activities was $1.5 million in 1998, resulting from the purchase of property and equipment. Net cash used in investing activities was $12.5 million in 1999 and consisted of $7.5 million in purchases of computers, equipment for network infrastructure and software and $5.0 million of investments of surplus funds received from the issuance of our preferred stock.

   Net cash provided by financing activities was $6.9 million in 1998 and $54.3 million in 1999. Cash provided by financing activities was the result of net proceeds from the sales of our preferred stock and, to a lesser extent, our common stock, partially offset by payments on our capital lease obligations in 1999.

   As of March 31, 2000, we had approximately $21.8 million in cash, cash equivalents, and investments. We expect the build-out of a global network and the funding of operations to develop and to market our services will require substantial investment. As of March 2000 we had raised $96.1 million from the sale of preferred stock and $10.1 million from equipment lease lines that are repayable over periods of up to four years. We expect to make at least $40.0 million in capital investments in 2000, of which $26.0 million was spent in the first quarter to date, and will require significant capital to fund other operating expenses. We expect to raise enough proceeds from our initial public offering to fund our operations for at least 12 to 18 months. In the absence of a public offering, to continue to execute our current business plan, we would attempt to raise capital in the private equity market. To the extent such capital is not available, or until available, we would exercise control of our discretionary expenses by reducing network costs, capital expenditures and other discretionary expenses. Thereafter, we will need to raise additional capital in 2001 and we may seek to raise additional capital sooner. Since our expenditure levels will depend on discretionary factors within our control and competitive factors outside our control we are not able to determine the amount of future capital we will need to raise with a high degree of certainty.

Qualitative and Quantitative Disclosures About Market Risk

   We offer our services in the United States and anticipate distributing U.S.-based content in Asia and Europe in 2000. As a result, our financial results could be affected by factors including weak economic conditions in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. Due to the short-term nature of our investments, we believe that there is no material risk exposure; therefore, no quantitative tabular disclosures are required.

Year 2000 Readiness Disclosure

   The year 2000 issue is the potential for system and processing failures of date-related data and is the result of the computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

   We have designed our network and our service for use in the year 2000 and beyond. To date, our service and our networks have not revealed any significant year 2000 problems. Our network generally integrates sophisticated hardware and software products incorporating the latest technologies at the time of purchase.

   As of March 31, 2000 we have not experienced any significant costs as a result of year 2000 problems and do not anticipate incurring material incremental costs in future periods due to such issues.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. To date, we have not engaged in derivative and hedging activities, and accordingly, do not believe that the adoption of SFAS No. 133 will have a material impact on our financial statements and related disclosures. We will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in our fiscal quarter beginning July 1, 2000.

   In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We have complied with the guidance in SAB No. 101 for all periods presented.

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25". This interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. We believe that FIN 44 will not have a material effect on the financial position or results of operation.

You Should Not Rely On Forward-Looking Statements

   This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain markets. You should not rely on forward-looking statements in this prospectus. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from expectations. These risks, uncertainties and other factors include, among others, those identified under "Risk Factors" and elsewhere in this prospectus.

   Some of the forward-looking statements included in this prospectus involve our indirect broadcasting costs, our unearned stock-based compensation and our capital expenditures over the next twelve months. As to our revenue, we have made forward-looking statements as to changes in the amount of our revenues and the percentages of revenue attributable to each of our On-Air, On-Demand and On-Stage services. In addition, we have made forward-looking statements regarding the build-out and reach of our network.

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

                                   BUSINESS

Overview

   We provide an Internet broadcast network that delivers streaming media to large audiences of simultaneous users with viewing and listening quality that can approach that of television and radio. Our network uses a combination of land-line networks and point-to-multipoint satellite broadcasting of Internet content to iBEAM servers located at the edge of the Internet, which is the Internet access point closest to the end user. Our network broadcasts to iBEAM servers located in the facilities of Internet service providers, or ISPs, and other companies that host Internet applications and services. Our approach of using a combination of land-line networks and satellite broadcasting to deliver content directly to the edge of the Internet bypasses much of the web congestion and improves the delivery of streaming audio-visual media and the quality of the viewing and listening experience.

   We provide a wide range of services to our customers to facilitate their use of streaming media on the Internet, including event production and broadcasting services. To expand our service offerings to our customers, we have acquired and developed software and interface tools that enable us to broadcast high-fidelity video and audio streams integrated with e-commerce links and functions. Our investment in servers at the edge of the Internet also allow for the development of new value-added services in the future such as pay-per-view event programming, advertising to targeted end users and interactive Internet-based training.

   In April 2000, we acquired webcasts.com to add business-to-business communications capabilities, such as online training and interactive trade shows. Our combined technology allows users to view streaming content, interactively obtain related data and transact online purchases. Our technology runs with a variety of streaming media players. Most Internet users can access our streamed content regardless of the users' multimedia and browsing software and end users do not need to purchase special equipment. As of March 31, 2000, our network, which we will continue to develop, is sufficient to support up to 300,000 simultaneous Internet users accessing streams of data from the Internet at 20 kilobits (20,000 bits) per second. We plan to expand our network to support 1,000,000 simultaneous Internet users at this rate by the end of 2000.

   We commercially introduced our service in October 1999. We currently have contracts to provide our services to over 100 content providers. We generate revenue from our broadcasting services based on the volume of content stored or delivered to end-users and from our other services such as event production based on hourly or fixed price billing. As part of the build-out of our broadcasting network, we have agreements to locate our servers with over 90 ISPs including America Online, the largest U.S. Internet access provider, Excite@Home, an Internet cable access provider, and Covad Communications and Northpoint, high-speed Internet access providers that have developed networks with national reach. To realize the benefits of these access agreements we will need to make substantial investments in capital equipment located at ISPs and pay some of those ISPs fees based on revenue derived from their networks. In January 2000, we entered into a letter of intent with Pacific Century CyberWorks, or PCCW, to establish a joint venture, named iBEAM Asia, to expand our international presence and to access PCCW's network of cable subscribers.

Industry Background

   The Internet has evolved from a static information source to a dynamic medium for commerce, communications and, most recently, media. However, the Internet was not designed to support the delivery of full motion video and high-fidelity audio simultaneously to large audiences. To date, Internet broadcasts have been inferior to television and radio broadcasts due to high Internet transmission costs, the low quality of the viewing and listening experience and the inability to serve large audiences of simultaneous users. Despite these limitations, existing and new website owners, traditional media and entertainment companies and creators of new applications, such as online education, are trying to attract and retain Internet users by using greater amounts of visual and audio content on their websites. Streaming has become the preferred method of distributing video and audio content because it allows simultaneous broadcasting and playback of content, thereby eliminating the requirement that an Internet user download an entire video or audio file before viewing or listening.


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

   Burgeoning Demand for Streaming Media

   Owners of Existing Websites

   Owners of existing websites are trying to attract and retain users with rich content. Richer content, such as an audio sample of a compact disc music recording or a video demonstration of a product, combined with the interactive and user-controlled capability of the Internet, are factors that increase consumer interest and purchases. This enriched content is made possible through streaming media. New media companies have emerged to address the growing audience of Internet users with news and entertainment content. RHK Research recently reported in a press release that streaming media now comprises 10% of total Internet traffic.

   Traditional Media and Entertainment Companies

   Traditional media and entertainment companies are emerging as another factor driving the demand for Internet distribution of streaming content. This demand is in part to provide new content and to retain existing audiences which are increasingly finding the Internet an attractive alternative to television. Forrester Research recently reported that consumers between the ages of 16 and 24 believe they watch 47% less television because of the Internet.

   Platform for New Applications

   The demand for streaming media, at both the enterprise and consumer level, will be driven by a host of new applications that currently are under development or are not yet commercially available for sustained online usage. At the enterprise level, corporate broadcasts, sales calls and product launches are increasingly incorporating sophisticated web pages and streaming media to reduce the number of face-to-face meetings, with the goal of generating significant savings in planning and travel costs. Other enterprise-wide processes being migrated onto the Internet include business-to-business transactions such as ordering, purchasing, auctions, supply chain management and large file distribution. Enterprises and educational institutions are also offering streaming training videos on the web to facilitate Internet-based distance learning. We believe that the ability to view and hear streaming media on-demand will also drive consumer demand for other online products and services such as advanced video games, interactive television and pay-per-view events.

   Internet Design Limitations for Streaming Media

   The Internet was originally designed to ensure delivery of static data, such as text and data files, and was not designed to ensure the continuous flow of streaming media. The Internet's design goal of ensuring bulk data delivery is accomplished by breaking transmissions into small packets of data that can be routed through different delivery points at different times and, subsequently, be interwoven with other data transmissions. Should an Internet connection point, such as a server or router, receive traffic that exceeds its capacity, packets are dropped temporarily. These "lost" packets are either lost permanently or are eventually requested and re-sent, but the sequence of receipt may be out of order and irregularities may occur in intervals of receipt. Due to limited capacity on the Internet, today most streaming content is transmitted in the UDP, or user datagram protocol, format where lost packets are not recovered.

   While static web pages can experience lost packets or delays without a noticeable deterioration in quality, streaming media is much more sensitive to these problems. The impact of packet loss and irregular latency causes a "jitter" in viewing and listening to streaming media as streams stop and restart waiting for packets to arrive. In addition, lost packets may include "key frames" in the content that contain information needed to ensure the proper decoding and playback of subsequent frames.

   The rate of packet loss is significant on the Internet. In a 1998 Bell Labs Study, packet loss rates of approximately 25% occurred during peak periods. We believe packet loss will increase if traffic growth exceeds the addition of server and router capacity. In addition, rapid deployment of high-speed connections, such as DSL and cable modems, which are intended to improve the viewing and listening experience of the end user, are

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

increasing the traffic load on the Internet causing further congestion and quality degradation. We believe that increasing packet loss and more high-speed Internet connections are combining to significantly degrade the end user's streaming media experience.

   Cost and Scale Factors Limiting Streaming Media

   To date, Internet broadcasts have been inferior to television and radio broadcasts due to high Internet transmission costs, the low quality of the viewing and listening experience, and the inability to serve large audiences of simultaneous users. This is largely due to the current single point-to-point land-line network model for Internet content delivery. In a point-to-point network, each end user establishes a connection between his personal computer and the computer originating the content delivery. Because of the need for connectivity to each individual end user, content providers must make large investments to support the bursts in demand that may sit idle during non-peak periods. Often the amount of investment required is either difficult to estimate or uneconomical to make. As a result, during periods of peak demand for content, insufficient Internet user connections may prevent access by many users to popular events. For example, many users trying to access the Victoria's Secret fashion show and the John Glenn space shuttle launch over the Internet experienced these problems.

   The Internet requires users to pay multiple tiers of communication providers for long distance and local access which results in multiple charges and higher costs. Communication providers charge based on bandwidth, which is the capacity of the communications line required to transmit a given amount of data. Both the party sending data on the Internet and the ISP receiving content into its network pay these charges. Streaming media, which is inherently data rich and typically consumes multiple times the bandwidth of static web pages, increases costs for content providers and ISPs. As an example, we believe the cost of a transmission to a content provider of streaming media that approaches the quality of a VCR video (a 300 kilobit stream) would typically exceed advertising revenue derived by the content provider from such transmission. Our belief is based on discussions with Internet advertising specialists, which indicate that content providers will receive approximately $40 in advertising revenue for each 30 seconds of advertising in a three minute broadcast segment to 1,000 users, and our own experience in purchasing capacity in the communications bandwidth market, which indicates that the average cost of transmitting content to these 1,000 users for each three minute broadcast segment is approximately $70. In addition, ISPs that are typically bound to fixed monthly revenues under their contracts with end users may see their costs increase as their customers access increasing amounts of streaming media. While we believe that land-line data transmission cost will decline significantly over time, we also believe the land-line networks are unlikely to approach the economies of scale achieved by alternatives, such as point-to-multipoint broadcasting by satellite, where there is no direct transmission cost of adding an additional broadcast viewer.

   Limitations of Current Approaches to Delivering Streaming Content

   While various products and delivery services have been developed to address the challenges of delivering streaming content, we believe they do not adequately resolve the issues of quality, cost and scalability. Some content hosting companies store and locate streaming content on servers located at multiple points on the Internet closer to end users. This typically increases the speed of connection to a user. However, it does not eliminate the potential for packet loss as content is delivered from these servers to the end user through the remaining Internet connections. In addition, both product companies and hosting companies offer caching software or services that store content most frequently requested by users closer to the user in order to reduce the transmission costs across the Internet. This usually requires a large investment in caching software, offers only limited improvements for live streaming content and lacks other capabilities such as forward error correction, which is the ability to detect and correct errors in data transmissions before such data reaches the end users. Furthermore, it does not generate reporting and network management data for content providers.

   Many traditional communications or Internet backbone providers have been trying to increase their network capacity. However, these fiber-optic networks do not offer a complete managed service and rely on network connections that are subject to packet loss and quality degradation. In addition, some of the webcasting companies have proposed to lower transmission cost by having ISPs agree to retransmit content in a daisy chain approach. This

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

approach does lower cost, but propagates packet loss and errors as data is transmitted to the next ISP. Also, while these approaches offer some benefits for data which can be stored and retransmitted, neither the traditional web hosting providers, the caching technologies nor the new fiber-optic based networks are currently capable of large scale, high fidelity Internet broadcasting. Our Internet broadcast network leverages the best attributes of many of these approaches and combines them with our proprietary streaming software to deliver cost effective streaming media broadcasting that offers high fidelity content distribution to large numbers of simultaneous users.

The iBEAM Solution

   We provide an Internet broadcast network that delivers streaming media with viewing and listening quality that can approach that of television and radio. Our broadcast network offers content providers the ability to serve large audiences of simultaneous users. Our network uses a combination of land-line networks and satellite broadcasting to deliver Internet content to iBEAM servers located at the edge of the Internet, which is the Internet access point closest to the end user. This improves the quality of the broadcast stream by avoiding Internet congestion. Our satellite broadcast approach and streaming management software bypasses the congestion of the Internet backbone. We provide a wide range of services to our content provider customers to facilitate their use of streaming media on the Internet. Our investment in servers at the edge of Internet enables the delivery of new value-added services, such as advertisement insertion, to both the content providers and ISPs. We also provide production, event management, encoding and acquisition services to facilitate use of our broadcasting services by content providers.

   The key benefits of our streaming media services to our customers include:

  . High-Fidelity Video and Audio Streams--Our satellite broadcasting capability and our software enable smooth, continuous content delivery to our servers before being transmitted to the end user. By delivering content to the edge of the Internet, our network eliminates packet loss and jitter, thereby delivering a superior broadcast-quality stream.

  . Low Cost Distribution--Using satellite technology to broadcast on a point-to-multipoint basis at a fixed cost allows us to broadcast to each additional user at little or no incremental cost. This economy of scale lets us charge content providers less to distribute streaming media than traditional Internet bandwidth providers that rely on land-line point-to-point connectivity and may enable content providers to improve their profitability.

  . Ability to Serve Large Audiences Simultaneously--Our network of servers and our use of satellite technology to transmit a single stream to an unlimited number of servers are designed to allow us to serve large audiences of simultaneous users. As we add streaming capacity through additional investments in servers and hosting center equipment, we will be able to serve increasingly larger audiences with the quality and reliability that both end users and content providers demand.

  . No End User Special Equipment Needed--Since we broadcast to the ISPs, end users do not need to purchase receiver dishes, special software or change their procedures to view content. This makes our services transparent to the end user and we believe facilitates the rapid deployment of our network.

  . Broad Range of Service Offerings to Facilitate Use of Streaming Media-- Our streaming media services for content providers consist of, among other things, production, event planning, encoding and production services. The acquisition of webcasts.com will supplement our service offerings by giving us the capability to integrate chat and e-commerce databases with streaming media content and by adding to our other services. Our customers do not need to utilize multiple vendors to enable their websites to offer streaming media.

  . Usage Reporting Capabilities--We have developed a web-based network dashboard that allows content providers to determine, by individual stream, who is watching or listening to their content, how long they have been watching or listening and where the user is geographically located. This dashboard gives content providers on our network the insight they need to make intelligent programming and

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

     advertising decisions, which is a great advantage compared to the traditional rating services relied on by media companies.

  . Network Supports a Variety of Technologies and Applications--Our network is designed to support all streaming media applications. We support the major streaming media players including Windows Media Player and RealPlayer and we intend to support new players as they gain widespread market acceptance. Our servers deployed throughout the Internet can execute a variety of value-added applications. Our server platform is designed to be highly flexible, allowing for new services and applications such as streaming advertising insertion, pay-per-view administration and other e-commerce related services. These new applications will create the potential for new revenue sources for our customers.

Strategy

   Our goal is to become the leading provider of high-fidelity Internet broadcast services by developing the world's largest, premier quality, and most cost efficient distributed streaming network. To this end, we are capitalizing upon our innovative network architecture, proprietary technology and early entry into streaming media broadcasting to position us as the broadcast network of choice for reliable, high-fidelity Internet broadcasting. Our strategy comprises the following initiatives:

   Expand Our Customer Base. We currently have contracts to provide our services to over 100 media, entertainment and technology companies. We intend to increase our customer base by targeting existing new media, entertainment, and e-commerce companies, as these companies begin to more fully use streaming technology. We also intend to target traditional media and entertainment companies, including motion picture, television, sports, newspapers and radio companies, as customers, which we believe will increasingly seek to broadcast video and audio over the Internet. To accomplish these goals, we intend to expand our sales force and to further invest in marketing activities and services and building the iBEAM brand. The acquisition of webcasts.com expands our customer base by adding customers that use webcasts.com's business-to-business e-commerce services including Lotus/IBM and America Online, which were its largest customers by revenue in 1999.

   Globally Build Out Our High-Fidelity Internet Broadcast Network. We plan to build out our network internationally through joint ventures, partnerships and other commercial arrangements with global technology and media companies that have the local resources and expertise to extend our broadcast network to international customers. This will serve to increase the worldwide number of users that can be reached by our edge servers, yielding high quality transmission at low cost. We believe our satellite-based business model will be particularly successful in markets with less developed, land-line infrastructure. We believe that the recent growth in Internet and data related transmission in the United States will be repeated in numerous regions across the globe, including Europe, Asia and Latin America. In January 2000, we signed a letter of intent with Pacific Century CyberWorks, or PCCW, to establish a joint venture company called iBEAM Asia. iBEAM Asia, which will be 51% owned by PCCW and 49% owned by iBEAM, will focus on distributing streaming video and audio content in over 50 countries in the Pacific Rim, Indian subcontinent and Middle East. iBEAM Asia expects to provide its distribution services to Pacific Convergence Corporation, or PCC, as well as other ISPs in these regions by the end of 2000. PCC, a provider of broadband Internet access, online content and e-commerce services in Asia, is being acquired by PCCW. As a result, iBEAM Asia's deployment of its edge network will initially parallel the build-out of PCC's Internet services to cable operators that subscribe to PCCW's broadband ISP platform and related Internet services. To date, PCC has not launched their Internet services. iBEAM Asia intends to predominantly use satellite distribution rather than land-lines because of the relatively high cost of land-line bandwidth in Asia. In addition, we recently entered into an agreement with Interpacket, a satellite-based IP network serving ISPs in 80 countries, to deliver our customers' streaming content via Interpacket points of presence in Asia, Europe, Latin America, Africa and the Middle East.

   Further Leverage Our Broadcast Network to Drive Economies of Scale. We have developed a proprietary software platform that enables a number of standard Internet applications to be run across a global

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network of distributed edge servers. The inherent advantage of our network and its associated satellite broadcast software platform is its ability to allow standard Internet applications to reach large audiences. As we continue to deploy and increasingly operate through our point-to-multipoint network architecture, we will be able to broadcast increasing amounts of content to our highly distributed network of servers with minimal, incremental satellite transmission cost.

   Moreover, we can add additional points of presence, which are server locations at an Internet users' access point within an ISP network, with low capital expenditures and minimal increase in bandwidth costs. By leveraging the existing infrastructure of local and regional Internet service providers to carry our network traffic, we further reduce the expenditures we incur in deploying our network infrastructure. Our broadcast network offers several advantages to ISPs. By partnering with us, ISPs can avoid incoming bandwidth charges and provide significantly improved end user experiences through our broadcast network. This quality and cost advantage will enable us to continue penetrating the streaming media content distribution market.

   Introduce New Value Added Features and Services. In addition to offering high-fidelity streaming at competitive prices, we believe we can attract new streaming media customers through the introduction of advanced features such as real-time traffic reporting and advanced data management that simplify the task of streaming content on the Internet. We intend to aggressively pursue these new applications and new markets. An example of a new application we recently introduced is the ability to enable content providers to insert targeted and non-targeted streaming advertising into our broadcasts. Our servers now have the capability to insert directed local advertisements into each copy of the broadcast stream they serve. We believe that this capability will allow content providers to enhance their revenue by charging advertisers a premium for advertising targeted directly to the end user. We expect to generate revenue from targeted advertising during the second quarter of 2000. In addition, we intend to serve enterprise customers with needs for new applications such as Internet enabled distance learning, virtual roadshows, digital downloads and video conferencing.

   Pursue Additional Commercial Relationships and Joint Ventures. We currently have commercial relationships with various media, entertainment and technology companies and ISPs, including America Online, Covad Communications, Microsoft, Pacific Century CyberWorks and Sony. These relationships provide us with insights as to future customer requirements, Internet access trends and emerging technologies and facilitate our network expansion. For example, through our agreement with America Online, we will be able to deploy our servers throughout the largest U.S. Internet access network, thus expanding the reach of our broadcast platform. This will, in turn, make our services more attractive to content providers, which will be able to reach more end users through our network. We intend to pursue additional commercial relationships to accelerate market acceptance of our services and expand our global network. We believe that these benefits, combined with what we believe will be the ISP's unwillingness to accommodate multiple distributed networks, will strengthen our competitive position.

   Create Open Platform for New Applications. A network of distributed computers located at the edge of the Internet can run a wide range of applications more efficiently than a traditional approach of running these applications on a cluster of servers located in one or a few data centers located on the Internet backbone. We are developing a series of application programming interfaces that allow other applications from other providers to take advantage of our network. We believe the open architecture of our network will encourage other application service providers to partner with us.

iBEAM's Streaming Media Services

   Distribution Services

   We currently offer three primary services: iBEAM On-Air, iBEAM On-Stage and iBEAM On-Demand. These services are typically charged based on the volume of content delivered to end users as measured in

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


megabytes or megabits consumed and therefore varies with the number of viewers, the access speeds of the viewers and time viewers spend viewing content broadcast by us. Currently, On-Air and On-Demand services are typically priced based on actual usage, which is measured by the volume of megabits transferred during the month, for which we typically charge $.005 to $.01 per megabyte per month, subject to a minimum payment. In addition, for On-Demand customers, there is a monthly fee for content stored on our network, which is measured in gigabytes. On-Stage can be priced under a fixed-fee arrangement or on actual usage in terms of megabits transferred. To date, content providers have typically elected to enter into fixed-fee arrangements in order to fix the price of a broadcasting event. We price our fixed-fee arrangements using an estimate of the amount of content delivered, which includes a forecast of the expected number of viewers, the access speeds of the viewers and the duration of the event. We typically charge $.005 to $.01 per megabyte transferred for our On-Stage services. Other services such as production, event management, encoding and acquisition services, are generally provided on a consulting basis on either an hourly or fixed price billing.

   iBEAM On-Air. iBEAM On-Air is the service offered for delivery of live, continuous content streaming, such as music video channels, Internet or traditional radio stations or news shows and sports channels. iBEAM On-Air service is highly differentiated since it is very difficult to deliver live content across the Internet using existing Internet delivery or caching technologies. Video and audio streams are typically delivered by satellite to our servers, which we call MaxCasters, bypassing the congestion of the Internet backbone. The satellite link and our private acquisition network allow us to offer an end-to-end connection from content source to the ISP ensuring high fidelity video and audio streams. We derived 6% of our revenue in 1999 from our On-Air services.

   iBEAM On-Stage. iBEAM On-Stage is the same live delivery of iBEAM On-Air, but packaged to meet the needs of the event-based customer. Target customers for iBEAM On-Stage include concerts, trade shows and other events. Our network is particularly important for high profile live events, such as the Metallica 1999 concert, since the large number of simultaneous users attracted by these events often causes wide-spread congestion in the Internet backbone. Our satellite broadcast capability allows us to bypass this congestion and deliver a high-fidelity stream, even during periods of peak usage. We derived 74% of our revenue in 1999 from our On-Stage services.

   iBEAM On-Demand. iBEAM On-Demand is our service for on-demand media hosting, such as music video clips, news highlights, product displays or any type of streaming media included on a website. iBEAM On-Demand service is based upon our network agent iDirector that manages the replication of stored on-demand content across the array of iBEAM MaxCaster servers. Our network has been designed with large-scale storage capabilities to accommodate the very large content libraries of the media companies we serve. We derived 3% of our 1999 revenue from our On-Demand services.

   Other Services

   To supplement our core distribution services, we offer a series of other services aimed at facilitating a complete Internet broadcasting solution for content providers. Our services include targeted advertising, production, event management, encoding and acquisition services. These services are typically billed on a consulting or usage basis.

   Targeted Advertising Services. We recently introduced our iBEAM On-Target services through which we enable content providers to insert streaming advertisements targeted toward the end user in our broadcast streams.

   Production Services. We have a team of service consultants and tools that enable the creation and management of user interfaces that enable the integrated presentation of streaming media, chat boxes, e-commerce links and access management controls.

   Event Management Services. We have a team of event managers that will travel to the site of broadcast events. These event managers will supervise the interface with the content production crew, as well as provide on-site encoding and signal acquisition.

   Encoding Services. Encoding is the process of converting a raw digital audio or video stream into a format optimized for delivery over the Internet. Proper encoding is critical to ensure the highest fidelity streaming

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content. Optimizing the encoding process requires a combination of quantitative and subjective assessments of the content being encoded. We provide these services directly and indirectly through qualified third-party vendors such as Loudeye and Entertainment Blvd.

   Acquisition Services. Our acquisition services collect content from content providers for distribution through our network. We offer a variety of signal acquisition methods. In some instances, we will procure the acquisition circuits on behalf of our customers.

Customers

   We commenced commercial operations in October 1999. We currently have contracts to provide our services to over 100 content providers. The following is a partial list of our customers and webcasts.com's customers by category in order of amount of revenue generated in 2000 through March 31, 2000:

   Internet Media                               Film
     National Association of Chain Drug Stores      Atom Films
     Republican National Committee                  iFilm Corporation
     Jumpcut - Here and Now                         Cinema Now
     MacWorld                                       Always Independent Films
     Decorative Arts

   Music--Video/Radio                           News

     NetRadio                                       MSNBC
     Launch Media                                   PTV News
     Entertainment Blvd.                            BBC World
     ChoiceRadio                                    Hollywood Stars TV
     Ministry of Sound                              ZD Net

   Sports                                       Business to Business

     University Netcasting/Fans Only                Lotus/IBM
     ProWebCast                                     Amercian Online
     Max Broadcasting                               Prepaid Legal
                                                    Cybernet Software Systems
                                                    Phillip Morris

   The following case studies illustrate how some of our largest customers, in terms of the amount of content distributed through our network, are using our service offerings.

   Microsoft

   When Microsoft launched its Windows Media Technologies version 4, they promoted the launch event by hosting a live concert with Buddy Guy, a popular blues guitarist which highlighted our capability to broadcast live events that require high fidelity streaming video. We provided iBEAM On-Stage service to Microsoft to broadcast a broadband video feed from the concert at the House of Blues in Los Angeles to our network of MaxCasters deployed around the country.

   Launch Media

   We were chosen by Launch Media to provide iBEAM On-Demand hosting services to deliver stored music through our network for the recently introduced Launchcast personalized music service. This service allows users to specify what genre of music they prefer and identify individual titles they want included in their personal playlist. Hosting the Launchcast music service makes extensive use of the intelligent data management of iBEAM On-Demand. The Launchcast service supports a very large library of digitized music, intelligently stored across our distributed network.

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

   MSNBC

   MSNBC utilizes the high bandwidth capabilities of iBEAM On-Air to broadcast news coverage through our network. MSNBC's continuous live video news feed is streamed over our network. We also deploy and update news highlights that are available on-demand to MSNBC users. In December 1999, a single 100 kilobit per second (kbps) video stream served by us generated nearly one terabyte of streaming media data to MSNBC users.

Internet Broadcast Network

   The architecture of our network is conceptually similar to the architecture of traditional broadcast television and cable networks but incorporates several layers of redundancy. Traditional television is collected over a private acquisition network, then broadcast by satellite to television affiliates or cable facilities geographically dispersed around the country. We collect streaming Internet content from providers, then broadcast it via satellite and traditional land-line networks to our network of MaxCasters, located in the facilities of ISPs. We then deliver these high-fidelity video and audio streams to the end-user. Our services require no special end user hardware or software. In addition to the efficient distribution of streaming content, our MaxCasters can perform a wide range of value-added applications, such as targeted advertising and integrating e-commerce links with streaming content, which we will seek to introduce in the future.

   As we expand our network of MaxCaster edge servers, we will increase the number of users served, thereby reducing transmission costs to ISPs. We have currently deployed servers in more than 90 networks. These service providers include ISPs such as America Online, DSL providers such as Covad Communications and Northpoint, cable modem service providers such as High Speed Access and backbone providers such as Apex Global Internet Services. Under agreements with ISPs, we have agreed to deliver content into their networks at no charge, unlike network bandwidth providers that charge ISPs for delivery of content. Furthermore, in some cases, we share a portion of our revenue derived from content providers with the ISP. As of March 31, 2000, we pay fees to less than 50% of the ISPs with which we have contracts. These fees range from 15% to 20% of the revenue we derive from content delivered through their network. Because the ISPs to which we pay fees tend to be the ISPs with larger networks, we believe that as we expand our network we will pay fees with respect to more than 50% of the Internet traffic delivered through our network.

   In addition to our network of MaxCaster edge servers, we have deployed a series of regional hosting centers. The regional hosting centers are deployed at strategic locations around the Internet backbone. They are designed to reach users not served by a MaxCaster edge server. In addition, these hosting centers provide a second tier of redundancy--if the MaxCaster is unavailable for any reason, users are automatically routed to our nearest regional hosting center.

   The third layer of redundancy in our network is achieved by the deployment of master hosting centers, which are located in co-location facilities of companies such as Abovenet and Exodus Communications. The master hosting centers provide a third layer of redundancy, filling in for any regional hosting centers that may be unavailable for any reason. In addition, they have large scale storage systems to host the complete content libraries of our media customers.

   As of March 31, 2000, our network was sufficient to support up to 300,000 simultaneous end users. As of that date we estimate that less than 5% of traffic delivered through our network was served by our edge servers. The remaining content delivered to end users through our land-line network is served from our regional or master hosting centers. We expect that this percentage will decline significantly as we install additional servers on the edge of the Internet. We expect that we will be able to serve up to 40% of end users on our network through our edge servers by the end of 2000.

   Our geographically dispersed network of servers is monitored continuously by our network operations center. We have developed a series of proprietary network management tools that allow our network operations center personnel to have complete visibility into any of our remote servers and to remotely manage the servers. Our network operations center personnel can diagnose problems, restart servers, and update or re-load software using either land-line or satellite communications with the remote server. Our network operations center is located in a hardened facility with back-up power supplies and redundant systems.

Our Technology

   Since our inception in March 1998 through March 31, 2000, we have invested $10.0 million on engineering and development activities, which has led to the development of a series of software technologies that constitute the iBEAM broadcast platform. An attribute of our broadcast platform is that it allows any server in the network to deliver streams to any user on the network, thereby avoiding the inefficiencies of dedicated servers only for specific users.

   Some of the key components of our broadcast platform include:

   MaxCaster--the intelligent video and audio server at the network edge

   The primary technical component of the broadcast platform is the iBEAM MaxCaster. The MaxCaster is the remote server that sits at the edge of the Internet. The MaxCaster receives the 1-way satellite broadcast, and performs functions that integrate the satellite broadcast with the 2-way traffic of the Internet. The MaxCaster contains software that allows it to receive, store and manage data, as well as report back to our network operations center on the state of the server and the content being served. Finally, the MaxCaster can process the content to perform functions, such as inserting streaming advertising that is targeted to each individual end user.

   iRelay--the reliable transport layer

   The second element of our broadcast platform is the iRelay transport layer. The iRelay transport layer allows us to accept an input from several types of sources, including live audio or video feed and FTP file delivery, and deliver it to all of our servers without the potential for packet loss or the atmospheric disturbances of satellite transmission. If a packet should be lost or scrambled during transmission, the iRelay software will re-transmit the missing packet to any downlink that did not receive the original data. iRelay is a key component in enabling us to harness the full broadcast power of satellites to deliver uninterrupted Internet streams to large numbers of our servers located close to the end user.

   iDirector--the intelligent network controller

   The third element of our broadcast platform is a proprietary technology called iDirector. The iDirector technology is an intelligent agent that receives the end user request for content. For example, if an end user goes to msnbc.com to look at an MSNBC news feed, iDirector identifies where the end user is located, then makes an assessment of network conditions, satellite link availability, and server availability to connect the end user to the optimal server. If any component of our network is down, the iDirector system automatically routes the end user to a different part of the network to ensure continued service.

Acquisition of webcasts.com

   In April 2000 we acquired webcasts.com, a provider of interactive broadcasting services and proprietary tools that give businesses the ability to conduct live and on-demand Internet broadcasts for use in distance learning, corporate communications, sales presentations, online trade shows and interactive television.

   Webcasts.com's service and tools offerings include:

    . Vuser, a tool that allows a content provider to deliver an interactive presentation that combines streaming media, animation, graphics, banner advertising, e-commerce text and live Internet links in one interface;

    . Audience management services, which include audience registration, pay-per-view and restricted access control; and

    . Broadcast management services, which include event production assistance, provision of Internet connections and encoding for Internet transmission and event monitoring services.

   We believe the combination of our broadcasting services and webcasts.com event production services will allow us to offer a broader range of services to customers, intended to make it easier to initiate and continue broadcasting on the Internet.

   Webcasts.com's customers include Lotus/IBM and America Online, which were its two largest customers in 1999. Webcasts.com had 95 employees as of March 31, 2000.

Commercial Relationships

   We have commercial relationships with America Online, Pacific Century CyberWorks, Covad Communications, Excite@Home, InterPacket, Microsoft Corporation, and Sony Corporation, and intend to enter into additional relationships with other media, entertainment and technology companies to accelerate market acceptance of our services and to expand and enhance our global network. We believe relationships with technology and media companies can accelerate market acceptance of our technology and services, increase our brand recognition and improve access to our target customer base. Among our more important commercial relationships are those we have entered with large ISPs and ISPs which provide high speed Internet access. The agreements are critical to the success of our business model which is dependent on the deployment of our servers to the edge of the Internet. In order to secure agreements with large ISPs and high speed Internet access providers, in four instances we have agreed to share with ISPs between 15% and 20% of the revenue we derive from content delivered through their networks.

   America Online

   In February 2000, we entered an agreement with America Online to deploy our streaming media distribution network within America Online's data centers. The agreement will increase the availability of content delivered through our network on the edge of the Internet. We will deploy our Internet broadcast platform to deliver live streams into the America Online network, providing America Online's members with direct access to streaming content through our network. America Online has agreed to allow us to serve Internet end users who do not subscribe to America Online from our servers located within America Online's facilities. We have agreed to share with America Online a portion of the revenue generated from delivery of content from our servers in their network to end users, including America Online subscribers and non-subscribers. In addition, if we exceed maximum allowable bandwidth amounts with respect to content delivered to our servers located within the America Online network and from such servers to non-subscribers, we have agreed to make additional payments to America Online. We do not expect to make any payments to America Online for excess bandwidth usage. We made non-refundable prepayments of an aggregate of $3.0 million to America Online as an advance against payments due to them under the agreement.

   In addition, in February 2000, we sold $5.0 million of our series E preferred stock to America Online which will convert into 500,726 shares of common stock upon the closing of the offering. America Online received a warrant to purchase $5.0 million of our common stock at an exercise price equal to the price to the public in this offering, less estimated underwriting discounts and commissions, which at an assumed offering price of $10.00 per share would be 537,634 shares.

   Covad Communications

   In October 1999, we entered into an agreement with Covad Communications, a leading national broadband services provider utilizing digital subscriber line
(DSL) technology, to provide Covad with high-fidelity streaming video and audio content at lower cost than communication providers that operate only land-line networks. Under the terms of the agreement, we will deploy our MaxCaster servers in Covad's network, which is in North America, thereby enlarging the edge of our network. As part of this deployment initiative, we have collaborated with Covad on technical efforts aimed at enabling new services including quality of service management, subscriber management and pay-per-view. We have agreed to share with Covad a portion of the revenue derived from content delivered through their network.

   We sold 335,570 shares of our series D preferred stock to Covad for an aggregate purchase price of approximately $2.0 million in October 1999 which will convert into 1,386,239 shares of our common stock upon the closing of this offering.

   Excite@Home

   In April 2000, we entered into an agreement with Excite@Home to deploy our streaming media distribution network within the Excite@Home network as Excite@Home completes its national data centers. The agreement also provides for Excite@Home to deliver network connectivity services to iBEAM. We believe the agreement will increase the availability of content delivered through our network on the edge of the Internet. We have agreed to pay Excite@Home $2.5 million as a non-refundable prepayment for any services that are provided to us under the agreement and the revenue we are obligated to share with Excite@Home for content distributed through their network.

   In addition, in April 2000, Excite@Home agreed to purchase $5.0 million of our series H preferred stock at a price equal to the price to the public in this offering, less underwriting discounts and commissions. The series H preferred stock will convert into common stock on a one-for-one basis at the closing of this offering. Based on an assumed public offering price of $10.00 per share, Excite@Home will purchase 537,634 shares of our series H preferred stock.

   InterPacket

   In January 2000, we entered into an agreement with InterPacket, a satellite-based IP network serving ISPs in over 80 countries worldwide. Under the agreement, InterPacket will deliver our customers' streaming content via their global satellite broadcast network to MaxCasters at InterPacket points of presence in Asia, Europe, Latin America, Africa and the Middle East. We believe this relationship will enhance our service offerings and revenue potential and InterPacket's revenue potential. We will benefit from this relationship by accelerating international deployment of our network to the edge of the Internet.

   Microsoft Corporation

   We entered into an agreement with Microsoft, effective as of September 20, 1999, to improve the delivery of streaming media over the Internet. Under the agreement, Microsoft recommends us as a service provider for the delivery of broadband streaming media and we will engage in cooperative sales efforts to promote Windows Media Technology (WMT). Additionally, for the term of the agreement, we have agreed to provide six months of our services to content providers chosen by Microsoft, provided that the value of these services to all to such content providers does not exceed $200,000 in the aggregate. We cannot currently quantify the number of content providers to which we expect to provide free services under this arrangement. In addition to our direct sales efforts, we are collaborating on feature development, including technical exchanges regarding the identification and development of new functions to be included in either our NT based network platform or WMT. We are provided early adopter access to new WMT products and agree to incorporate and promote new competitive WMT features. We do not have an exclusive arrangement under which Microsoft will not recommend any other service providers for the delivery of broadband streaming media.

   Our agreement with Microsoft will extend through September 2002. Microsoft has agreed to pay us $500,000 through April 15, 2000, all of which Microsoft may use to purchase our services either for itself or on behalf of other Internet content providers.

   We sold 1,677,852 shares of our series D preferred stock to Microsoft for an aggregate purchase price of approximately $10.0 million in October 1999 which will convert into 6,931,206 shares of our common stock upon the closing of this offering. In addition, we granted Microsoft a warrant to purchase 218,120 shares of series D preferred stock at an exercise price of $5.96 per share which will convert into 901,053 shares of common stock.

   Pacific Century CyberWorks

   In March 2000, we signed a letter of intent with Pacific Century CyberWorks Limited, a Hong Kong based Internet services and investment company, to establish a joint venture company named iBEAM Asia. iBEAM Asia, which will be 51% owned by PCCW and 49% owned by iBEAM, will focus on distributing streaming video and audio content in over 50 countries in the Pacific Rim, Indian subcontinent and Middle East. iBEAM Asia plans to begin delivering content to end users in Asia by the end of 2000.

   In addition, in February 2000, we sold $30.0 million of our series E preferred stock to PCCW which will convert into 3,004,363 shares of our common stock upon the closing of this offering.

   Sony Corporation

   We entered into an investment relationship with Sony Corporation of America in October 1999. Sony's Vice President of Interactive Services has joined our advisory board and has assisted in sales introductions and promoting technical discussion with Sony regarding industry issues such as digital rights management support, encryption, distribution and hosting methodologies.

   We sold 335,570 shares of our series D preferred stock to Sony for an aggregate purchase price of approximately $2.0 million in October 1999 which will convert into 1,386,239 shares of our common stock upon the closing of this offering.

Sales and Marketing

   We primarily sell our services through our direct sales force. We are currently focusing our sales efforts on the world's leading media and entertainment companies which have launched or which we believe will launch broadband multimedia initiatives. As of March 31, 2000, we had 30 employees in our sales force devoted to developing relationships with content providers as well as ISPs. We compensate our sales force with salary and commissions based primarily on increasing traffic from existing customers as well as adding new customers. Over the next few years we intend to significantly increase the size of our sales force and expect to increase our expenditures on sales and marketing efforts in the next twelve months. Our expenditures on sales and marketing over the next 12 months are highly uncertain and will depend upon various factors that are difficult to predict, including the number of sales and marketing people that we are able to attract and the level of investment that we determine we will need to market our brand over the next 12 months.

   In addition to our direct sales efforts, we are developing a network of partners which include hosting companies, streaming services companies and Internet service providers. Our partners will resell our full range of services beyond our immediate target market.

   Our technical consulting group, composed of ten systems engineers and six program managers, supports our sales efforts by providing implementation services for On-Stage streaming events as well as On-Air and Internet radio and media on-demand services.

   Our marketing strategy is to build a brand associated with high-fidelity streaming media delivery. To support this objective, we have been engaged in a direct marketing campaign that includes a presence at key trade shows, speaking engagements at industry forums and iBEAM sponsored events and seminars. We have also undertaken an advertising campaign aimed at our target content provider customers. The advertising campaign consists of a mixture of traditional media as well as Internet based advertising.

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

Patents and Proprietary Rights

   Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We have filed eight patent applications and intend to file an additional ten patent applications in the near future. These patent applications relate to our streaming platform standard, content management, distribution capabilities and subscriber management.

   We seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

   From time to time, third parties might claim infringement by us with respect to our current or future products. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. In January 2000, we received a letter from a competitor which suggested that we review patents to which this company claims rights. These patents purport to cover "a system and method for delivery of video and data over a computer network." We have conducted an investigation with respect to such patents. Based on our investigation, we believe that we do not infringe any claims of these patents. However, there can be no assurance that the competitor will agree with our conclusion or not pursue a claim or litigation against us. If this competitor does pursue a claim against us, we intend to vigorously defend against any such claim. However, a claim, if successful, could subject us to significant liability for damages and invalidate our propriety rights.

   Any potential intellectual property litigation also could force us to do one or more of the following:

  . cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

  . obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

  . redesign those products or services that incorporate the disputed technology.

   We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

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

Competition

   The market for Internet broadcasting services is new, highly competitive, and rapidly evolving. We expect competition to increase both from existing competitors and new market entrants for various components of our service. Unlike many of our competitors, we regard ourselves as the only Internet broadcast network that combines satellite and land-line broadcasting of streaming media as our primary business mission.

   Our competitors primarily come from five market segments:

  . Internet content distribution networks that accelerate delivery of web pages, such as Akamai, Enron Communications and Digital Island;

  . Internet webcasting companies that deliver streaming media through land-line networks, such as InterVu, which was recently acquired by Akamai;

  . Internet software vendors that reduce that cost of delivery of content to users by storing content closer to the end user, such as Inktomi;

  . Internet production and event services companies, such as Broadcast.com and Network24 Communications, which was acquired by Akamai; and

  . Satellite companies that deliver streaming video through satellite networks, such PanAmSat and Cidera.

   We compete on price and quality of delivery, customer service, and network features. We believe we currently have several primary competitive advantages, including the quality of our network architecture, our proprietary technology and our early entrance into the market for Internet broadcast services. However, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Some of our competitors may bundle their services with Internet related products or services from Internet device vendors or Internet service providers. These bundling relationships may inhibit our ability to sell service to Internet content providers or to deploy servers at Internet service providers.

   Increased competition could result in price reductions, fewer customer orders, reduced gross margins or loss of market share. Any of these conditions could materially and adversely affect our business, financial condition, and operational results.

Facilities

   Our headquarters are currently located in approximately 58,000 square feet of leased office space in Sunnyvale, California. We recently obtained an additional 22,000 square feet of office space near our headquarters.

   We are building a network operations center in our headquarters which began operations in April 2000.

   Webcasts.com's principal offices are in Oklahama City, Oklahoma and Phoenix, Arizona with sales offices in various U.S. cities.

Employees

   As of March 31, 2000, we had a total of 277 employees. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

   We have rapidly increased our employee base and need to continue to hire additional personnel. We believe that our future success will depend upon our continued ability to attract, integrate, retain, train and motivate highly qualified personnel and upon the continued service of our senior management and key personnel. Competition for qualified personnel is intense, particularly in the Silicon Valley area, where our headquarters is located. There can be no assurance that we will successfully attract, integrate, retain, train and motivate a sufficient number of qualified personnel to conduct our business in the future.

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

Development of our Business

   We believe that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for the next 12 to 18 months. We expect to spend at least $40.0 million in 2000 for capital expenditures, $26.0 million of which was incurred in the first quarter. The purpose of these capital expenditures is to increase the number of users the network can support at the edge of the Internet and relates primarily to our investment in edge servers, hosting centers and our network operations center. In addition, we expect to make additional expenditures to fund our sales and marketing and engineering and development efforts in 2000. Our sales and marketing expenses are related to our efforts to build up our sales force and build our brand name in order to increase our customer base. Engineering and development expenses will be related to developing value added services such as advertisement insertion capabilities. The amount we spend for these purposes will depend on various factors that are difficult to predict, including the level of competition we will experience and the availability for hire of qualified sales, marketing and engineering personnel.

Legal Proceedings

   On February 3, 2000, Gerald F. Chew filed a lawsuit in California state court, County of Santa Clara, against us and one of our founders alleging breach of contract and other claims entitled Gerald F. Chew v. iBEAM Broadcasting, Inc. et al., No. CV 787599. Mr. Chew claims that he was one of our founders and that we and one of our founders breached their promise to him to issue founder's stock in exchange for his services. Mr. Chew alleges damages of at least $10.0 million and seeks a determination from the Court that he is entitled to an unspecified number of shares of our capital stock. Mr. Chew's complaint is not clear whether his claims for such relief are cumulative or in the alternative. In subsequent filings with the Court, Mr. Chew has claimed entitlement to the same number of founders shares as received by Mr. Wilmot. We intend to defend this action vigorously, however, litigation is inherently uncertain and we may not prevail against Mr. Chew. Should Mr. Chew prevail on his lawsuit, we could be required to issue stock to Mr. Chew on the same terms as those granted to our founders and recognize an expense in connection with such issuance, which could have a material adverse effect on our results of operations. In addition, any such issuance would be dilutive to existing stockholders.

   On April 20, 2000, InterVu, Inc. filed a lawsuit in California state court, County of Santa Clara, against us and three of our employees entitled InterVu, Inc. v. iBEAM Broadcasting et al., No. CV 89308. The complaint alleges claims for misappropriation of trade secrets and inevitable disclosure and breach of contract and seeks a temporary restraining order, a preliminary injunction and damages. The complaint is based on the hiring of three former InterVu employees by iBEAM. On April 25, 2000, the Court denied InterVu's application for a temporary restraining order and set a hearing for InterVu's motion for a permanent injunction for May 23, 2000. We intend to defend this action vigorously, however, litigation is inherently uncertain and we may not prevail against InterVu. Should InterVu prevail in its lawsuit, the three employees who are the subject of this action would not be permitted to continue their employment at iBEAM. InterVu also seeks damages of an unspecified amount, as well as punitive damages.

   On April 20, 2000, Akamai Technologies, Inc. filed a lawsuit against us in the Commonwealth of Massachusetts, Middlesex, Superior Court entitled Akamai Technologies, Inc. v. iBEAM Broadcasting Corporation, 00-1944 alleging claims for breach of contract and unauthorized acquisition of Akamai's confidential information and trade secrets, among other claims. Akamai seeks injunctive relief enjoining us from continuing the employment of one of its former employees who is also the subject of the InterVu v. iBEAM case described above. Akamai also seeks unspecified damages, as well as punitive damages. On May 2, 2000, the court denied Akamai's request for injunctive relief preventing us from continuing the employment of the employee in question and from recruiting or soliciting any employee of Akamai. However, the court did enjoin us for disclosing or using any of Akamai's trade secrets and directed iBEAM to return to Akamai any confidential information or trade secrets. We will continue to vigorously defend our company in this action, however, litigation is inherently uncertain and we may not prevail against Akamai. Should Akamai prevail in its lawsuit, the employee who is the subject of this action would not be permitted to continue employment with us.

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

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information regarding our directors and executive officers and their ages as of March 31, 2000:

 Executive Officers:                Age                Position
 -------------------                ---                --------
 Peter Desnoes....................   57 President, Chief Executive Officer and
                                        Chairman of the Board
 Chris Dier.......................   47 Vice President and Chief Financial
                                        Officer
 Nils Lahr........................   26 Chief Architect
 Jeremy Zullo.....................   28 Vice President, Engineering
 Dave Brewer......................   31 Vice President, Operations
 Robert Davis.....................   41 Vice President, Sales
 David Strehlow...................   45 Vice President, Business Development
 Tom Gillis.......................   34 Vice President, Marketing
 Andrew Henry.....................   38 Vice President, Product Marketing
 Daniel Sroka.....................   37 Vice President and General Counsel
 Directors:
 ----------
 Barry Baker(2)...................   47 Director
 Frederic Seegal..................   52 Director
 Richard Shapero(1)(2)............   52 Director
 Peter Wagner(1)(2)...............   34 Director
 Robert Wilmot....................   55 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

   Peter Desnoes joined our board of directors in June 1998. He has served as our President and Chief Executive Officer since January 1999 and as Chairman of the Board since April 2000. Prior to joining us, Mr. Desnoes was the founder, Managing General Partner and Chief Executive Officer of Burnham Broadcasting Company, a partnership which owned network affiliated television stations in several major U.S. markets in addition to operating a major commercial production and post-production company. Mr. Desnoes started Burnham Broadcasting Company in 1983 after a 16-year career with the American Broadcasting Company (ABC). At ABC, Mr. Desnoes served as President and General Manager of WLS-TV in Chicago from 1979 until 1983. Prior to that time, he served as Vice President of Sales and Marketing for the ABC television stations division, and was also elected Chairman of the ABC Affiliates Board of Governors. Mr. Desnoes holds a B.A. in Philosophy from the University of Arizona.

   Chris Dier has been our Vice President and Chief Financial Officer since joining us in November 1998. From August 1996 to February 1998, Mr. Dier served as Vice President Administration and Chief Financial Officer of Aurum Software Incorporated, a sales force automation software company. From January 1990 to July 1996, he served as Vice President of Administration and Chief Financial Officer of VERITAS Software Corporation, a publicly traded company focused on the storage management software market. Previous employment includes Tolerant Systems and Intel Corporation where he held a variety of operating finance positions. He holds a B.A. in Humanities and an M.B.A. from Santa Clara University.

   Nils Lahr joined us in April 1998 and has been our Chief Architect since July 1999. From April 1998 to May 1999, he served as our Director of Server Engineering and, from May 1999 to July 1999, he served as our Executive Director of Technology. From May 1997 to June 1998, Mr. Lahr was an independent contractor serving as a Senior Software Developer for Microsoft Corporation where he helped clients deploy digital video applications and was a key developer for Microsoft's digital video services. From April 1996 to May 1997, he served as a Senior Technical Programmer for CNN America where he designed the technologies and infrastructure supporting the CNNfn.com website. From February 1995 to April 1996, Mr. Lahr worked as super-computer programmer for the United States Air Force.

   Jeremy Zullo joined us in May 1998 and has been our Vice President, Engineering since December 1999. From May 1998 to July 1999, he served as our Director of Development and, from July 1999 to December 1999, he served as our Executive Director of Development. Prior to joining us, Mr. Zullo was the Manager of Internet Products for Bloomberg Television and Internet Divisions from February 1996 to April 1998. From 1992 to 1996, Mr. Zullo served as Chief Executive Officer at Dominion Systems Technologies Inc., a company he founded to create distributed real time engines. From 1993 to 1996, Mr. Zullo was also a senior consultant for various United States military branches. Mr. Zullo holds a B.S. in Physics from Rensselaer Polytechnic Institute.

   Dave Brewer has been our Vice President, Operations since he joined us in November 1999. From May 1991 to November 1999, Mr. Brewer was Chief Executive Officer of Brewer Consulting Networks, a company that he founded which focuses on designing, installing and maintaining local and wide area computer networking systems for a variety of Fortune 1000 companies and educational organizations. From 1986 to 1991, Mr. Brewer was a Network Engineer and Systems Technician with Landis & Gyr Systems, Inc. a supplier of electronic payment solutions.

   Robert Davis joined us as Vice President, Sales in August 1999. From July 1996 to November 1998, Mr. Davis served in several capacities, including as President, Chief Executive Officer and a member of the board of directors of Formida Software Corporation, a publicly traded Australian software company. From September 1993 to July 1996, Mr. Davis was a Senior Vice President of Worldwide Sales and Support for Premenos Technology Corporation, a software company. His earlier experiences include senior sales management positions with Sprint Corporation and Southern Bell. Mr. Davis holds a B.S. Degree from the University of Akron.

   David Strehlow has served as our Vice President, Business Development since joining us in August 1999. From September 1998 to July 1999, Mr. Strehlow served as acting Vice President of Business Development for two startup companies, SoftVideo, Inc. and Live Picture, Inc. From September 1996 to September 1998, Mr. Strehlow served as Senior Director of Business Development at RealNetworks, Inc., a provider of media delivery and digital distribution solutions. From October 1995 to June 1996, he served as Senior Director of Business Development at VDOnet Corporation, a provider of video applications and online communities for use over the Internet. Prior to this time, Mr. Strehlow served in various capacities at Oracle Corporation, a supplier of software for information management, in both product management and product marketing roles. Mr. Strehlow holds an M.B.A. from Carnegie Mellon University, an M.S. in Oceanography from Oregon State University and a B.S. in Oceanography from University of Washington.

   Tom Gillis joined us in July 1998 and has served as our Vice President, Marketing since December 1999. From July 1998 to May 1999, he served as our Director of Product Management and, from May 1999 to December 1999, he served as our Assistant Vice President, Marketing. Prior to joining us, from 1995 to June 1998 Mr. Gillis served in several capacities at Silicon Graphics, including Product Line Manager for Desktop Workstations and Product Manager for Silicon Graphics' digital media streaming and compression hardware products. From 1987 to 1993, Mr. Gillis was a Senior Hardware Engineer responsible for wireless communications and radar systems design at Raytheon Company. Mr. Gillis has an M.B.A. from Harvard University, an M.S. in Electrical Engineering from Northwestern University and a B.S. in Electrical Engineering from Tufts University.

   Andrew Henry has been our Vice President, Product Marketing since joining us in January 2000. Prior to joining us, from January 1994 to December 1999, Mr. Henry held a variety of positions with Silicon Graphics, most recently serving as Vice President and General Manager of the Visual Solutions Business Unit. From September 1990 to January 1994, Mr. Henry served as Manager, Visual Engineering with Failure Analysis Associates. Prior to this time, Mr. Henry co-founded a graphics technology company called Animated Technologies and was an engineering manager with TRW Space and Technology Group. He earned a B.S. degree in Engineering Physics from the University of the Pacific and an M.S.E.E. in Electro-optics from the University of Southern California.

   Daniel Sroka joined us in January 2000 as our General Counsel and has served as our Vice President and General Counsel since February 2000. Prior to joining us, Mr. Sroka was a partner at the law firm of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. Prior to becoming partner in August 1995 and since joining the firm in 1989, Mr. Sroka was an associate with Brooks, Pierce, McLendon, Humphrey & Leonard. Mr. Sroka's practice has specialized in mergers and acquisitions, commercial transactions, corporate finance, formation and capitalization of business entities, commercial real estate and taxation. He graduated from the University of Wisconsin, Madison with a degree in Business Administration Accounting and received his law degree from Wake Forest School of Law.

   Barry Baker has served as a member of our board of directors since January 2000. Since March 1999, Mr. Baker has been with USA Networks, Inc., a media and electronic commerce company, most recently serving as its President and Chief Operating Officer. Before joining USA Networks, from June 1996 to February 1999, Mr. Baker served as Chief Executive Officer/Designate of Sinclair Communications, a broadcasting company, where he oversaw a business of 64 television and 54 radio stations in 28 states. From August 1989 to May 1996, Mr. Baker served in various capacities at River City Broadcasting, a broadcasting company he founded which was later sold to Sinclair Broadcast Group. Prior to these experiences, Mr. Baker served in management positions in cable and radio broadcasting and managed radio startups. Mr. Baker has served on numerous industry boards. Mr. Baker was recently appointed to the Board of Directors of the National Association of Television Program Executives, the Ad Council and The Production Resource Group.

   Frederic Seegal has served as a member of our board of directors since August 1999. Mr. Seegal has served as President of Wasserstein Perella Group, Inc. and Managing Director of Wasserstein Perella & Co., Inc. since March 1994. These Wasserstein entities form part of Wasserstein Perella & Co., an international investment banking and financial services firm. Prior to joining the Wasserstein entities, Mr. Seegal was Managing Director/Co-Head of Domestic Corporate Finance at Salomon Brothers, an investment bank, during the period of 1990 through 1994. From 1982 to 1990, Mr. Seegal was in charge of Lehman Brothers investment banking activities in the Media & Communications Industries, where he served as Managing Director of Lehman Brothers. Mr. Seegal holds a Bachelors Degree from Cornell University and graduated from Harvard Law School and Harvard Business School in 1974.

   Rich Shapero has served as a member of our board of directors since
April 1998. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Senior Director of Marketing at AST, and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Covad Communications Group, Inc., Sagent Technology, Inc. and several privately held companies. Mr. Shapero received a B.A. in English literature from the University of California at Berkeley.

   Peter Wagner has served as a member of the board of directors since
June 1998. Mr. Wagner joined Accel Partners, a Palo Alto-based private equity investing firm, in July 1996, and has been a General Partner since January 1998, where he specializes in investing in companies in the communications sector, including networking, telecommunications and wireless technology. From September 1992 to July 1996, Mr. Wagner was a Product Line Manager for Silicon Graphics. Mr. Wagner serves on the board of directors of NorthPoint Communications Group, Inc. and several privately held companies. Mr. Wagner holds a B.S. in Physics and an M.B.A. from Harvard.

   Robert Wilmot is one of our founders and has served as a member of our board of directors since our inception in March 1998. Dr. Wilmot has been Chairman at Wilmot Consulting Inc., which provides strategic consulting services to large and small businesses in the United States and Europe, since May 1995. From April 1994 to May 1995, Dr. Wilmot was an independent consultant and investor. From May 1985 through April 1994, he was Chairman at Wilmot Enterprises Ltd., which provides strategic consulting services to large and small businesses in the United States and Europe. In these capacities, Dr. Wilmot has advised several Fortune 100 technology companies on their Internet transformation. His other prior positions include Vice President and

Managing Director of Texas Instruments and Chief Executive Officer of International Computers PLC. Dr. Wilmot is an active angel investor and Chairman of the Supervisory Board of Euro Ventures BV, a venture fund operating in nine European countries. He is also a Director of COM21, FVC.COM and @POS.COM and several private companies. Dr. Wilmot received a B.S. in Electrical Engineering from Nottingham University.

Technical Advisory Board

   The technical advisory board members are available to our executive officers for periodic consultations relating to the development of our technologies. The following individuals are members of our Technical Advisory
Board:

   Navin Chaddha is one of our founders. He is currently Chairman of the Board and Chief Executive Officer of Biztro, a privately held web-based company serving small businesses. Prior to becoming Chairman and CEO of Biztro, he held several management positions at Microsoft, the most recent of which was Director, Broadband and Infrastructure, Streaming Media Division. While with Microsoft, Mr. Chaddha also served as Chief Architect and Director, Commercial Network Solutions, Microsoft's Network Solutions Group. Prior to joining Microsoft Corporation, Mr. Chaddha founded Vxtreme (acquired by Microsoft Corporation), an Internet media streaming software company, in December 1995. Mr. Chaddha is an investor and serves on the advisory board of several Internet startups. Mr. Chaddha holds a B.S. in electrical engineering from Indian Institute of Technology, Delhi and an M.S. in electrical engineering from Stanford University.

   Llewellyn Chang is Vice President, Interactive Services for Sony Corporation of America. In this position, he is involved in developing and managing a range of technology-enabled products while providing technical leadership in assessing and exploiting Sony's many digital opportunities. Prior to joining Sony, Mr. Chang spent eleven years at Salomon Smith Barney where he served as First Vice President and Area Manager responsible for Enterprise Applications Engineering. This includes extensive experience in distributed systems architecture and design, software engineering, large-scale systems, network integration and applications development as well as the management of strategic partner and vendor relationships. Previous to Salomon Smith Barney, Mr. Chang held Information Technology positions at Goldman Sachs and Company, AT&T Bell Laboratories, and Exxon Research and Engineering. Mr. Chang holds a B.S. from the University of the West Indies and an M.S. from Polytechnic Institute of New York, both in Electrical Engineering.

   Robert Hawk is President of Hawk Communications. He previously served as President and Chief Executive Officer of US WEST Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of US West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of PairGain Technologies, COM21, Concord Communications, Covad Communications Group, Radcom, Efficient Networks and several privately held companies. Mr. Hawk received an M.B.A. from the University of San Francisco and a B.B.A. from the University of Iowa.

   Jon Kannegaard is Senior Vice President of Sun Labs. Mr. Kannegaard has held several positions at Sun during his 12-year tenure, including Acting President for Software Products and Platforms, Vice President and General Manager, Java Platform, and President of SunSoft. Prior to Sun, Mr. Kannegaard worked with Motorola for over 10 years and previously held positions at Information Systems and Boeing Aerospace.

   Rod Perth is President of Jim Henson Television Group Worldwide. Mr. Perth has full responsibility for managing prime time and children's programming network development and production at Henson Television. He also supervises global television entertainment. In his previous term as President of Entertainment at USA Networks, Mr. Perth led all programming efforts for both the USA Network and the Sci-Fi Channel.

   Philip Rosedale is an Entrepreneur-in-Residence at Accel Partners. Prior to joining Accel in August 1999, Mr. Rosedale spent three and one-half years at RealNetworks, most recently serving as Vice President and Chief Technology Officer. His extensive work there included the creation of RealVideo, development and deployment of the RealSystem 5.0 and G2 products, and management of audio and video compression research. Before joining RealNetworks, Mr. Rosedale ran his own software company, Automated Management Systems, which in 1995 developed FreeVue, a low-bitrate videoconferencing product for Internet users. Mr. Rosedale holds a B.S. degree in Physics from the University of California at San Diego.

   Tony Werner is Vice President of Engineering and Technical Operations and Chief Technology Officer for AT&T Broadband & Internet Services. Mr. Werner is currently responsible for managing AT&T's broadband rollout and new service implementation, including interactive TV, high-speed data and residential telephone service. Prior to AT&T, Mr. Werner was the Vice President of Operations Engineering for Rogers Communications, Inc. He also served the top engineering role for Hong Kong Cable Communications, a joint venture between US West, Shaw, Coditel, Sung Hun Kai and Wharf.

Board of Directors

   Our board of directors currently consists of six members. Upon completion of this offering, our board of directors will be divided into three classes, each serving staggered three year terms. The term of office and directors consisting of each class is as follows:

   Class               Directors                       Term of Office
   -----   --------------------------------- ---------------------------------
 Class I   Frederic Seegal and Robert Wilmot .  expires at the annual meeting of stockholders in 2001 and at
                                                each third succeeding annual
                                                meeting thereafter
 Class II  Richard Shapero and Peter Wagner  .  expires at the annual meeting of stockholders in 2002 and at
                                                each third succeeding annual
                                                meeting thereafter
 Class III Peter Desnoes and Barry Baker     .  expires at the annual meeting
                                                of stockholders in 2003 and at
                                                each third succeeding annual
                                                meeting thereafter

   The classification of directors has the effect of making it more difficult to change the composition of the board of directors. See "Description of Capital Stock--Delaware Law and Certain Provisions of Our Certificate of Incorporation and Bylaws."

   Our board of directors appoints our executive officers on an annual basis to serve until their successors have been elected and qualified. There are no family relationships among any of our directors or officers.

Voting Agreement for Directors

   Under the terms of a voting agreement between us and the stockholders that purchased shares of our preferred stock prior to the completion of this offering, holders of our series A preferred and series B preferred had an agreement to vote their shares at the election of directors in favor of a director nominated by Crosspoint Venture Partners and Accel Partners. Mr. Shapero is the nominee of Crosspoint Venture Partners and was elected to our board of Directors as a result. Mr. Wagner is a nominee of Accel Partners and was elected to our board of Directors as a result. This agreement terminates with respect to these provisions upon the closing of our initial public offering.

Board Committees

   Our Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee of the Board of Directors consists of Messrs. Shapero, Wagner and Baker. The Audit Committee reviews our financial statements and accounting practices and makes recommendations to our Board of Directors regarding the selection of independent auditors.

   The Compensation Committee of the Board of Directors consists of Messrs. Shapero and Wagner. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Director Compensation

   We do not currently compensate our directors in cash for their service as members of the board of directors, although directors are reimbursed for reasonable expenses incurred in attending board or committee meetings. Our officers are appointed by the board of directors and serve at its discretion. We have granted options to purchase shares of our common stock to some of our non-employee directors. In September 1999, we granted Mr. Seegal an option to purchase 247,860 shares of common stock at an exercise price of $0.145 per share. This option was granted under our 1998 Stock Plan. Of these shares, 214,812 shares of common stock subject to options vest over a four year period with 25% of the shares subject to option vesting 12 months from the date of grant and the remaining shares vesting ratably each month after that date so long as Mr. Seegal continues to serve as our director. The remaining 33,048 shares subject to option vest over one year with 25% of the shares vesting at the end each four month period from the date of grant so long as Mr. Seegal continues to serve as our director.

   In July 1998, we granted Mr. Desnoes an option to purchase 111,537 shares of common stock at an exercise price of $0.040 per share. This option was granted under our 1998 Stock Plan. The shares underlying this option were immediately vested.

   In January 2000, we granted Mr. Baker an option to purchase 82,620 shares of common stock at an exercise price of $4.84 per share. These options were granted under our 1998 Stock Plan. The shares underlying the option vests in equal monthly installments over four years.

   Our 2000 Director Option Plan provides for the automatic grant of non-statutory stock options to purchase 82,620 shares of common stock to non-employee directors who join us after this offering. For further information regarding the provisions of the 2000 Director Option Plan, see "--Employee and Director Benefit Plans."

Limitations on Directors' Liability and Indemnification

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . Any breach of their duty of loyalty to the corporation or its stockholders;

  . Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . Any transaction from which the director derived an improper personal benefit.

   The limitation of liability does not apply to liabilities arising under the federal securities law and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements provide, among other things, for indemnification for judgments, fines, settlement amounts and expenses, including attorneys' fees incurred by director, or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as a director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

Compensation Committee Interlocks and Insider Participation

   Our compensation committee currently consists of Messrs. Wagner and Shapero. In January 1999, Mr. Desnoes, our President and Chief Executive Officer, resigned from the compensation committee upon being appointed an executive officer. Other than Mr. Desnoes, none of the members of our compensation committee is currently or has been, at any time since the time of our formation, one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Mr. Wagner is a general partner of Accel Partners, a holder of approximately 17.8% of our outstanding stock that has purchased shares of our series B preferred stock, series C preferred stock and series D preferred stock. Mr. Shapero is a general partner of Crosspoint Venture Partners, a holder of approximately 18.9% of our outstanding stock that has purchased shares of our series A preferred stock, series B preferred stock, series C preferred stock and series D preferred stock. See "Certain Relationships and Related Transactions."

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth all compensation paid by us for services rendered to us in all capacities during our fiscal year ended December 31, 1999, by (i) our chief executive officer and (ii) our four most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1999, whom we refer to as the "named executive officers."

                                                          Long-Term
                                                         Compensation
                                                         ------------
                                                          Number of
                            1999 Annual Compensation        Shares
                         ------------------------------   Underlying
Name and Principal                         Other Annual    Options       All Other
Position (1)              Salary   Bonus   Compensation  Granted (#)  Compensation (4)
------------------       -------- -------- ------------  ------------ ----------------
Peter Desnoes (2)....... $255,769 $157,000   $83,262(3)   1,982,880        $1,103
 President and Chief
 Executive Officer
Chris Dier..............  182,500   13,500       --         151,194         1,434
 Vice President and
 Chief Financial Officer
Tom Gillis..............  126,137      --        --         227,205         1,258
 Vice President,
  Marketing
Nils Lahr...............  137,311   30,000       --         305,694         1,244
 Chief Architect
Jeremy Zullo............  142,083    7,500       --         227,205         1,267
 Vice President,
  Engineering

--------
(1) This table does not include Michael Bowles who served as our Chief Executive Officer until January 1999 and as Chairman of our Board of Directors until September 1999. During our fiscal year ended December 31, 1999, Mr. Bowles was paid a salary of $126,769 based on an annualized salary of $160,000. During fiscal 1999, we paid premiums for life insurance in the amount of $1,007 on Mr. Bowles' behalf. Mr. Bowles did not receive a bonus during fiscal 1999.

(2) Mr. Desnoes commenced full-time employment with us in February 1999. Mr. Desnoes' salary on an annualized basis was $300,000 during fiscal 1999.

(3) Mr. Desnoes was reimbursed this amount for relocation expenses.

(4) Consists of premiums paid by us for term life insurance.

Option Grants During Year Ended December 31, 1999

   The following table sets forth certain information for the year ended December 31, 1999 with respect to grants of stock options to each of the named executive officers. All options granted by us in 1999 were granted under our 1998 Stock Plan. These options have a term of 10 years. These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's service with us. Unless otherwise indicated, the repurchase right lapses as to 25% of the shares on the first anniversary of the grant date and the balance over the next three years. See "--Employee and Director Benefit Plans" for a description of the material terms of these options.

   We granted options to purchase common stock and issued shares of common stock pursuant to restricted stock purchase agreements equal to a total of 15,061,982 shares during 1999. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

                                              Individual Grants
                         -------------------------------------------------------------- Potential Realizable Value at
                         Number of     Percentage of                                    Assumed Annual Rates of Stock
                         Securities    Total Options              Reassessed            Price Appreciation For Option
                         Underlying     Granted to     Exercise      Fair                            Term
                          Options      Employees in     Price       Market   Expiration ------------------------------
Name(1)                   Granted          1999      Per Share(4)  Value(5)     Date       0%        5%        10%
-------                  ----------    ------------- ------------ ---------- ---------- -------- ---------- ----------
Peter Desnoes(2)         1,982,880         13.2%        $0.040      $0.497     1/11/09  $905,760 $1,525,196 $2,475,533
Chris Dier..............   151,194          1.0          0.083       0.580     2/24/09    75,103    130,207    214,748
Tom Gillis..............    61,965          0.4          0.083       1.017      4/1/09    57,870     97,490    158,276
                           165,240          1.1          3.631       5.810    12/31/09   360,000    963,739  1,889,993
Nils Lahr...............   140,454(3)       0.9          0.083       0.580     2/25/09    69,768    120,958    199,492
                            82,620          0.6          0.145       1.235     8/12/09    90,000    154,147    252,562
                            82,620          0.6          3.631       5.810    12/31/09   180,000    481,869    944,996
Jeremy Zullo............    61,965          0.4          0.083       0.580     2/25/09    30,780     53,364     88,011
                            61,965          0.4          0.145       1.235     8/12/09    67,500    115,610    189,421
                           103,275          0.7          3.631       5.810    12/31/09   225,000    602,337  1,181,245

--------
(1) Michael Bowles was not granted any options during fiscal 1999.

(2) This table does not include options to purchase 1,050,000 shares of common stock that were granted to Mr. Desnoes in April 2000. These options vest in equal monthly installments and are exercisable at a price of $10.00 per share.

(3) The repurchase right lapses as to 66,096 of the shares according to the following schedule: 34% of the shares on the first anniversary of the grant date and the balance over the next two years.

(4) Exercises prices reflect our board of directors good faith determination of the fair market value of our common stock on the date of grant.

(5) Based on recent developments, we reassessed the fair market value of our common stock underlying options at the time of grant.

Aggregated Option Exercises In 1999 And Year-End Values

   The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 1999 and unexercised options held as of December 31, 1999 by each of the named executive officers. The value realized is based on the reassessed fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $5.81 per share, the reassessed fair market value of our common stock on December 31, 1999. Amounts reflected are based on the value of $5.81 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

                                                 Number of Securities      Value of Unexercised
                                                Underlying Unexercised     In-the-Money Options
                            Shares               Options at Year-End           at Year-End
                         Acquired on   Value   ------------------------- -------------------------
Name(1)                  Exercise (#) Realized Exercisable Unexercisable Exercisable Unexercisable
-------                  ------------ -------- ----------- ------------- ----------- -------------
Peter Desnoes...........  2,094,417   $965,943       --         --              --        --
Chris Dier..............    516,375    307,650   171,849        --       $  989,483       --
Tom Gillis..............    218,943    152,256   165,240        --          360,000       --
Nils Lahr...............     96,252    106,091   230,096        --          946,141       --
Jeremy Zullo............        --         --    417,231        --        2,027,280       --

--------
(1) Michael Bowles did not exercise any options during fiscal 1999.

Employment and Severance Agreements

   Peter Desnoes. In January 1999, we entered into a written employment agreement with Mr. Desnoes. The agreement provides that Mr. Desnoes is entitled to receive an annual salary of $300,000 and a bonus of $200,000, to be paid based on the achievement of performance-based milestones. We also agreed to provide Mr. Desnoes with compensation in the form of a grant of an option to purchase 1,982,880 shares of common stock at an exercise price of $0.040 per share, which vests over a four year period. The agreement also provides that Mr. Desnoes is entitled to purchase up to 80,000 shares of our Series C preferred stock on the same terms as the other investors. Mr. Desnoes purchased these shares on February 3, 1999. In addition, we agreed to pay expenses related to his relocation to California. See "Executive Compensation" and "Certain Relationships and Related Transactions."

   The agreement provides that either we or Mr. Desnoes can terminate the employment relationship for any reason with 14 days notice. The agreement further provides that if Mr. Desnoes is terminated other than for cause, he shall be entitled to receive up to 12 months of annual salary until the earliest of (i) 12 months from the date of his termination, (ii) the expiration of his continuation coverage under COBRA and (iii) the date Mr. Desnoes receives health insurance coverage in connection with new employment.

   In the event of a change of control, Mr. Desnoes will agree to continue service with us or our successor corporation for a period not to exceed six months if he is requested to do so. Upon the completion of this period, or if Mr. Desnoes is not requested to remain with us or our successor, Mr. Desnoes is entitled to receive six months salary and bonus and the options he has been granted will vest as if he had performed an additional six months of service. In the event that Mr. Desnoes is requested to remain with us or our successor upon a change a control and he declines such request then Mr. Desnoes will not be entitled to receive any additional compensation or vesting, unless his refusal to continue service is in effect an involuntary termination, in which case he will receive the benefits described in the preceding paragraph.

   Chris Dier. In November 1998, Chris Dier accepted our offer of employment. The offer letter provides that Mr. Dier will receive an annual salary of $180,000 and up to an additional $20,000 bonus each year based upon the successful attainment of mutually agreed upon performance goals. The offer letter provides that options granted to Mr. Dier in connection with his employment will provide for accelerated vesting in the event of a change of control where Mr. Dier is not designated as Chief Financial Officer reporting to the Chief Executive Officer equal to an amount of 50% of Mr. Dier's unvested shares. In addition, Mr. Dier will receive a termination payment equal to six months full compensation payable on the earlier of six months after a change of control or termination of employment by the acquiring company.

   Nils Lahr. In July 1999, Nils Lahr accepted our offer of employment. The offer letter provides that Mr. Lahr is entitled to receive an annual salary of $150,000 and a bonus of $30,000 based on achievement of performance milestones. Mr. Lahr has agreed to be employed by us through June 30, 2000, at which time he will become an at-will employee. We may terminate his employment with us at any time.

   Jeremy Zullo. In July 1999, Jeremy Zullo accepted our offer of employment. The offer letter provides that Mr. Zullo is entitled to receive an annual salary of $155,000 and a bonus of $20,000 based on the achievement of performance milestones. Mr. Zullo has agreed to be employed by us through June 30, 2000, at which time he will become an at-will employee. We may terminate his employment with us at any time.

   In September 1999, we entered into a Settlement Agreement and Mutual Release with Michael Bowles in connection with his departure from our company. We paid Mr. Bowles all salary and unused vacation through his employment end date. In connection with Mr. Bowles' departure, the repurchase right with respect to his shares of common stock lapsed. In addition, we and Mr. Bowles agreed to a mutual release.

Employee and Director Benefit Plans

   1998 Stock Plan

   Our 1998 Stock Plan was adopted by our board of directors in March 1998, and our stockholders initially approved the plan in April 1998. Our 1998 Stock Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

   As of March 31, 2000, there were outstanding options to purchase 11,816,815 shares of common stock and 4,069,804 shares were available for future grant. As of the date of this prospectus, we will not grant any additional stock options under our 1998 stock plan. Instead we will grant options under our 2000 Stock Plan.

   The 1998 Stock Plan provides that in the event of a change in control, each outstanding option shall be accelerated and become fully vested and exercisable if such option is not assumed or substituted for by the successor corporation.

   2000 Stock Plan

   Our 2000 Stock Plan was adopted by our board of directors in January 2000, and approved by our stockholders in April 2000. An amendment to the plan is expected to be approved by the board of directors and our stockholders in May 2000. This plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants.

   As of March 2000, a total of 9,639,000 shares of common stock were reserved for issuance pursuant to the 2000 Stock Plan. No options have yet been issued pursuant to the 2000 Stock Plan. The number of shares reserved for issuance under our 2000 Stock Plan will increase annually on January 1st of each calendar year, effective beginning in 2001, equal to the lesser of:

  . 5% of the outstanding shares of common stock on the first day of the year,

  .  10,000,000 shares, or

  .  such lesser amount as our board of directors may determine.

   Our board of directors or a committee of our board administers the 2000 Stock Plan. The committee may consist of two or more "outside directors" to satisfy certain tax and securities requirements. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options, the vesting schedule of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of options granted under our stock option plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years. The administrator determines the term of all other options. No optionee may be granted an option to purchase more than 1,377,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 2,754,000 shares of our common stock.

   After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement to the extent that shares have vested. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The administrator determines the exercise price of stock purchase rights granted under our 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser. The administrator determines the rate at which our repurchase option will lapse. Our stock option plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

   Our 2000 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted for, all outstanding options and stock purchase rights will become fully vested and exercisable prior to the merger or sale of assets.

   Our 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the stock option plan provided it does not adversely affect any option previously granted under our stock option plan.

2000 Employee Stock Purchase Plan

   Concurrently with this offering, we intend to establish an employee stock purchase plan. A total of 1,500,000 shares of our common stock will be made available for sale. In addition, our plan provides for annual increases in the number of shares available for issuance under the purchase plan on January 1st of each year, beginning in 2001, equal to the lesser of 2% of the outstanding shares of our common stock on the first day of the calendar year, 3,000,000 shares, or such other lesser amount as may be determined by our board of directors. Our board of directors or a committee of our board administers the plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the plan and determine eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the plan if such employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

   Our plan is intended to qualify for preferential tax treatment and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before January 31, 2001.

   The plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base straight time gross earnings, commissions and bonuses but excluding all other compensation paid to our employees. A participant may purchase no more than 10,000 shares during any six-month purchase period.

   Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   A participant may not transfer rights granted under our employee stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

   In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

   Our plan will terminate in 2010. However, our board of directors has the authority to amend or terminate our plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under our plan.

2000 Director Option Plan

   Our board of directors adopted the 2000 Director Option Plan in January 2000 and the plan was approved by our stockholders in April 2000. As of April 2000, a total of 688,500 shares were reserved for issuance under the Director Plan, none of which were subject to outstanding options as of this date. The number of shares reserved for issuance under our Director Plan will increase annually on January 1st of each calendar year, effective beginning in 2001, by an increase equal to that number of shares granted pursuant to options under the Director Plan in the prior fiscal year or a lesser amount determined by the board of directors.

   All grants of options to our non-employee directors under the Director Plan are automatic. We will grant each non-employee director an option to purchase 82,620 shares upon the date when such person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors).

   All options granted under our Director Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option vests and becomes exercisable as to 1/48th of the shares subject to the option on each monthly anniversary of the date of grant, provided the non-employee director remains a director on such dates. If a non-employee director's status as a director terminates due to death or disability, the option will remain exercisable for 12 months. In all other cases where a director's status is terminated, the option will remain exercisable for a period of six months. However, an option may never be exercised later than the expiration of its term. A non-employee director may not transfer options granted under our Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

   In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. Following such assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully exercisable and generally will remain exercisable for a period of six months. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 180 days following the date of the notice. The option will terminate upon the expiration of the 180-day period.

   Unless terminated sooner, our Director Plan will automatically terminate in 2010. Our board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but no such action may adversely affect any grant made under the Director Plan.

401(k) Plan

   Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following is a description of transactions since inception in March 1998, to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management."

   Series A Preferred Stock. On April 16, 1998, we sold 1,333,333 shares of series A preferred stock at a per share price of $1.20. The sale of the series A preferred stock included, among others, the sale of 1,250,000 shares of series A preferred stock to Crosspoint Venture Partners 1997, a holder of more than 5% of our common stock, for an aggregate consideration of $1,500,000. Upon the closing of this offering, each share of series A preferred stock will automatically convert into 4.131 shares of common stock. As a result, Crosspoint Venture Partners 1997 will receive 5,163,750 shares of common stock upon conversion of their shares of series A preferred at the completion of this offering. Based an assumed public offering price of $10.00 per share, these shares will have a value of $51,637,500 at the time of the offering.

   Series B Preferred Stock. On June 8, 1998 and July 21, 1998, we sold an aggregate of 3,248,904 shares of series B preferred stock at a per share price of $1.65. Upon the closing of this offering, each share of series B preferred stock will automatically convert into 4.131 shares of common stock. The purchasers of the series B preferred stock, included, among others:

                                  Shares of                          Value of
                                  Series B  As Converted Aggregate   Stock at
                                  Preferred  Shares of    Purchase    Time of
     Purchaser                      Stock   Common Stock Price Paid  Offering
     ---------                    --------- ------------ ---------- -----------
     Accel Partners.............  1,787,943  7,385,992   $2,950,106 $73,859,920
     Crosspoint Venture Partners
      1997......................    696,995  2,879,286    1,150,042  28,792,860
     Media Technology Ventures..    666,690  2,754,096    1,100,039  27,540,960

   Series C Preferred Stock. On February 3, 1999, we sold 3,591,816 shares of series C preferred stock at a per share price of $3.42. Upon the closing of this offering, each share of series C preferred stock will automatically convert into 4.131 shares of common stock. The purchasers of the series C preferred stock, included, among others:

                                  Shares of                          Value of
                                  Series C  As Converted Aggregate   Stock at
                                  Preferred  Shares of    Purchase    Time of
     Purchaser                      Stock   Common Stock Price Paid  Offering
     ---------                    --------- ------------ ---------- -----------
     Intel Corporation..........   877,194   3,623,688   $3,000,003 $36,236,880
     Crosspoint Venture Partners
      1997......................   621,200   2,566,177    2,124,504  25,661,770
     Accel Partners.............   570,454   2,356,545    1,950,953  23,565,450
     Media Technology Ventures..   212,712     878,713      727,475   8,787,130
     Peter Desnoes..............    80,000     330,480      273,600   3,304,800
     Michael Bowles.............    29,240     120,790      100,000   1,207,900
     Chris Dier.................     8,772      36,237       30,000     362,370

   Series D Preferred Stock. On October 14, 1999, we sold 7,072,732 shares of series D preferred stock at a per share price of $5.96. Upon the closing of this offering, each share of series D preferred stock will automatically convert into 4.131 shares of common stock. The purchasers of the series D preferred stock, included, among others:

                                 Shares of                          Value of
                                 Series D  As Converted Aggregate   Stock at
                                 Preferred  Shares of    Purchase    Time of
   Purchaser                       Stock   Common Stock Price Paid  Offering
   ---------                     --------- ------------ ---------- -----------
   Intel Corporation............ 1,639,584  6,773,121   $9,771,921 $67,731,210
   Microsoft Corporation........ 1,677,852  6,931,206    9,999,998  69,312,060
   Accel Partners............... 1,090,604  4,505,285    6,500,000  45,052,850
   Crosspoint Venture Partners
    1997........................ 1,090,604  4,505,285    6,500,000  45,052,850
   Media Technology Ventures....   385,906  1,594,177    2,300,000  15,941,770
   Peter Desnoes IRA............    10,906     45,052       65,000     450,520
   Leonard Grossi...............     8,400     34,700       50,064     347,000
   Frederic Seegal..............     8,389     34,654       49,998     346,540
   Chris Dier...................     2,000      8,262       11,920      82,620
   Tom Gillis...................     2,000      8,262       11,920      82,620
   David Strehlow...............     2,000      8,262       11,920      82,620
   Robert Davis.................     2,000      8,262       11,920      82,620

   Series D Warrant. On October 14, 1999, we granted a warrant to Microsoft to purchase 218,120 shares of our series D preferred stock at an exercise price of $5.96 per share. By virtue of the fact that at the completion of this offering each share of series D preferred stock will convert into 4.131 shares of common stock, at the completion of this offering, the Microsoft warrant will be exercisable for 901,053 shares of common stock at $1.44 per share.

   Common Stock. On March 23, 1998, we sold 7,636,669 shares of common stock at a per share price of $.00024 to our three founders. Robert Wilmot, one of our founders, is currently serving as one of our directors. The Wilmot Living Trust, for which Mr. Wilmott and his spouse serve as trustees, purchased 2,743,190 shares of common stock. Of these shares, 75% are subject to our right of repurchase which lapses as to 1.5625% of the shares after each month Mr. Wilmot continues to serve as our employee or consultant. In connection with the formation of our company, Mr. Wilmot entered into a consulting agreement pursuant to which he agreed to spend at least one day a week providing certain business development services as requested from time to time by us.

   Michael Bowles, another of our founders and our former Chief Executive Officer and director, purchased 4,114,785 shares of common stock. Of these shares, 75% were subject to our right of repurchase which lapsed as to 1.5625% of the shares after each month. Mr. Bowles continued to serve as our employee or consultant. In connection with Mr. Bowles' departure from our company in September 1999, our repurchase right lapsed with respect to Mr. Bowles' shares of common stock. See "--Employment Agreements."

   Option Grants to Certain Directors. In September 1999, we granted Mr. Seegal options to purchase 247,860 shares of common stock at an exercise price of $0.145 per share. These options were granted under our 1998 Stock Plan. Of these, 214,812 shares of common stock subject to options vest over a four year period with 25% of the shares subject to option vesting 12 months from the date of grant and the remaining shares vesting ratably each month after that date so long as Mr. Seegal continues to serve as our director. The remaining 33,048 shares subject to option vest over one year with 25% of the shares vesting at the end of each four month period from the date of grant so long as Mr. Seegal continues to serve as our director.

   In July 1998, we granted Mr. Desnoes an option to purchase 111,537 shares of common stock at an exercise price of $0.040 per share. This option was granted under our 1998 Stock Plan. The shares underlying this option were immediately vested.

   In January 2000, we granted Mr. Baker an option to purchase 82,620 shares of common stock at an exercise price of $4.84 per share. These options were granted under our 1998 Stock Plan. The shares underlying the option vests in equal monthly installments over four years.

   Consulting Agreement with Director. In January 2000, we entered into a consulting agreement with Mr. Seegal, one of our directors, wherein Mr. Seegal agreed to assist us in financing plans and strategies and perform such other business and marketing services as may from time to time be reasonably requested by us. To date, Mr. Seegal has been in regular contact with our Chief Executive Officer and other of our officers advising on financing plans and other strategic matters. In connection with this agreement, Mr. Seegal purchased 908,820 shares of our common stock at a per share price of $4.84 for an aggregate purchase price of $4,395,600, all of which are subject to our right of repurchase which lapses with respect to 12.5% of the shares six months from the date of the purchase and which lapses ratably with respect to 1/48 of the remaining shares each month thereafter. We loaned Mr. Seegal $1,999,998 to apply to the purchase price for these shares. As of April 12, 2000, we and Mr. Seegal mutually agreed to terminate the consulting arrangement. The parties terminated the arrangement effective May 8, 2000. We have the right to repurchase the shares purchased by Mr. Seegal pursuant to the consulting arrangement at cost until June 7, 2000. We intend to repurchase the 908,820 shares of our common stock held by Mr. Seegal for $2,395,602 and cancel the $1,999,998 of indebtedness owed to us by Mr. Seegal by June 7, 2000.

   Microsoft Relationship. We entered into a collaboration agreement with Microsoft, effective as of September 20, 1999, to improve the delivery of streaming media over the Internet. Under the agreement, Microsoft recommends us as a service provider for the delivery of broadband streaming media and we will engage in cooperative sales efforts to promote Windows Media Technology. Additionally, for the term of the agreement we have agreed to provide six months of our services to content providers chosen by Microsoft, provided that the value of these services to all such content providers does not exceed $200,000 in the aggregate. Our agreement with Microsoft will extend through September 2002. Microsoft has agreed to pay us $500,000 through April 15, 2000, all of which Microsoft may use to purchase our services either for itself or on behalf of other Internet content providers. Microsoft's obligations under the agreement are conditioned upon the performance of our obligations under the agreement and our meeting certain performance criteria for our services. On June 21, 1999, we also entered into an agreement with Microsoft providing that Microsoft pay us $200,000. In consideration for this payment we agreed to provide up to an aggregate of $200,000 in services to content providers designated by Microsoft. This agreement extends through June 30, 2000 unless terminated by either party. This agreement may be terminated by either party upon material breach of the other.

   Agreement with Brewer Consulting. In connection with the hiring of David Brewer, our Vice President of Operations, we agreed to purchase at least $2.0 million of services from Brewer Consulting Networks, a company controlled by Mr. Brewer, beginning January 1, 2000 and ending December 31, 2001. Brewer Consulting Networks provides us with consulting services related to the installation of our network servers. Our obligation to purchase these services from Brewer Consulting Networks is contingent on Mr. Brewer relinquishing operational or ownership control of Brewer Consulting Networks. We paid Brewer Consulting Networks an aggregate of $702,395 for services provided in 1999.

Indemnification

   We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management--Limitations on Directors' Liability and Indemnification."

Conflict of Interest Policy

   We believe that all transactions with affiliates described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on our board of directors approve all future transactions between us and our officers, directors, principal stockholders and their affiliates. These transactions will continue to be on terms no less favorable to us than we could obtain from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth the beneficial ownership of our common stock as of March 31, 2000 (assuming conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and as adjusted to reflect the sale of the shares offered by this prospectus) by:

  . each person who is known by us to beneficially own more than 5% of our common stock;

  .  each of the named executives and each of our directors; and

  .  all of our officers and directors as a group.

   Percentage of ownership is based on 95,147,834 shares outstanding as of March 31, 2000, assuming conversion of the preferred stock, and 106,147,834 shares outstanding after this offering and no exercise of the underwriters' over-allotment options. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after March 31, 2000 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each individual listed in the table is iBEAM Broadcasting Corporation, 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94086.

                                     Number of        Percentage of Shares
                                     Shares of         Beneficially Owned
                                    Beneficially ------------------------------
     Name of Beneficial Owner          Owned     Before Offering After Offering
     ------------------------       ------------ --------------- --------------
5% Stockholders:
Crosspoint Venture Partners 1997..   15,114,498       15.9%           14.2%
 2925 Woodside Road
 Woodside, CA 94062
Accel Partners (1)................   14,247,817       15.0            13.4
 428 University Avenue
 Palo Alto, Ca 94301
Intel Corporation.................   10,396,809       11.0             9.8
 2200 Mission College Blvd.
 Santa Clara, CA 95052-8119
Microsoft Corporation (2).........    7,832,259        8.2             7.3
 One Microsoft Way
 Redmond, WA 98052-6399
Media Technology Ventures, L.P.
 (3)..............................    5,226,985        5.5             4.9
 One First Street
 Los Altos, CA 94022

Executive Officers and Directors:
Peter Desnoes (4).................    3,519,949        3.7             3.3
Chris Dier (5)....................      732,724          *               *
Tom Gillis (6)....................      392,445          *               *
Nils Lahr (7).....................      439,952          *               *
Jeremy Zullo (8)..................      417,231          *               *
Barry Baker (9)...................       82,620          *               *
Frederic Seegal(10)...............    1,191,334        1.3             1.1
Robert Wilmot (11)................    2,743,190        2.9             2.6
Richard Shapero (12)..............   15,114,498       15.9            14.2
Peter Wagner (13).................   14,247,817       15.0            13.4
All executive officers and
 directors as a group (15 persons)
 (14).............................   41,115,392       41.7            37.5

--------
 *  Represents less than 1% of our outstanding common stock.

 (1) Includes 1,481,771 shares held by Accel Internet Fund II L.P., 983,099 shares held by Accel Investors '98 L.P., 185,216 shares held by Accel Keiretsu VI L.P. and 11,597,731 shares held by Accel VI L.P.

 (2) Includes 901,053 shares issuable upon exercise of a warrant, which was exercisable within 60 days of March 31, 2000.

 (3) Includes 314,943 shares held by Media Technology Entrepreneurs Fund, L.P., 282,787 shares held by Media Technology Ventures Entrepreneurs Fund, L.P. and 4,629,255 shares held by Media Technology Ventures L.P.

 (4) Includes 45,052 shares held by Peter Desnoes, IRA for which the Guarantee & Trust Company is trustee. Also includes 1,050,000 shares subject to options that were granted to Mr. Desnoes on April 11, 2000, all of which are exercisable within 60 days of March 31, 2000.

 (5) Includes 171,850 shares subject to options, all of which were exercisable within 60 days of March 31, 2000. Includes 4,131 shares held by a member of Mr. Dier's immediate family.

 (6) Includes 165,240 shares subject to options, all of which were exercisable within 60 days of March 31, 2000.

 (7) Includes 209,442 shares subject to options, all of which were exercisable within 60 days of March 31, 2000.

 (8) All of these shares are subject to options and immediately exercisable.

 (9) All of these shares are subject to options, all of which were exercisable within 60 days of March 31, 2000.

(10) Includes 908,820 shares of common stock that we intend to repurchase from Mr. Seegal in connection with the termination of our consulting arrangement with Mr. Seegal.

(11) All of these shares are held in the name of the Wilmot Living Trust, of which Mr. Wilmot and his spouse are trustees.

(12) All of these shares are held by Crosspoint Venture Partners 1997. Mr. Shapero is a general partner of Crosspoint Venture Partners 1997 and is one of our directors. Mr. Shapero disclaims beneficial ownership of shares held by this entity, except to the extent of his proportional partnership interest in Crosspoint Venture Partners 1997.

(13) All of these shares are held by entities affiliated with Accel Partners (as described in footnote 1). Mr. Wagner is a general partner of Accel Partners and is one of our directors. Mr. Wagner disclaims beneficial ownership of shares held by these entities, except to the extent of his proportional interest arising from his partnership interest in Accel Partners.

(14) Includes 3,509,577 shares subject to options, all of which were exercisable within 60 days of March 31, 2000.

                         DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, we will be authorized to issue 413,100,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $.0001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   As of March 31, 2000, there were 95,147,834 shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into common stock, which were held of record by approximately 260 stockholders. This number includes:

 . 66,489,527 shares of common stock to be issued upon automatic conversion of all outstanding shares of our series A, B, C, D and E preferred stock upon completion of this offering;

 . 8,233,173 shares of our series F preferred stock issued in connection with the acquisition of webcasts.com and the conversion of those shares into the same number of shares of common stock;

 . 1,000,000 shares of our series G preferred stock to be issued to The Walt Disney Corporation for $10.0 million at a per share price equal to the price to the public in this offering and the conversion of these shares into the same number shares of common stock; and

 . 537,634 shares of our series H preferred stock to be issued to Excite@Home for $5.0 million at a per share price equal to the price to the public in this offering, less estimated underwriting commissions and discounts, and the conversion of these shares into the same number of shares of common stock.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. The effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of iBEAM without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Warrants

   On an as converted basis, as of March 31, 2000, there were warrants outstanding to purchase a total of 1,949,987 shares of common stock. All of these warrants will remain outstanding after the completion of this offering. Of these, warrants to purchase 511,300 shares of common stock will expire three years from the date of this prospectus unless earlier exercised, of which 112,664 shares are exercisable at an exercise price of $0.40 per share, 268,246 shares are exercisable at an exercise price of $0.56 per share, 26,421 shares are exercisable at an exercise price of $1.14 per share and 103,969 shares are exercisable at an exercise price of $1.44 per share.

Another warrant to purchase 901,053 shares of common stock expires four years from the completion of this offering unless earlier exercised and has an exercise price of $1.44 per share. Another warrant to purchase 537,634 shares of common stock expires four years from the closing of this offering unless earlier exercised and has an exercise price of equal to the price to the public in the offering, less estimated underwriting discounts and commissions.

Registration Rights

   After this offering, the holders of approximately 76,260,334 shares of common stock and the holders of warrants to purchase approximately 1,438,687 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These holders are entitled to demand registration rights pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense. We are required to use all reasonable efforts to effect this registration. These registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration. They are also subject to our right not to effect a requested registration within 180 days following an offering of our securities pursuant to a registration statement in connection with an underwritten public offering, including this offering, or if we believe that a registration at that time would be seriously detrimental to us. Additionally, if we propose to register any of our securities under the Securities Act, either for our account or the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include some or all of their shares of common stock in the registration. These registration rights are also subject to the right of the underwriters of an offering to limit the number of shares included in the registration. Further, holders may require us to file registration statements on Form S-3 at our expense. These registration rights are subject to our right not to effect a requested registration if it would be seriously detrimental to us to file an S-3 registration statement at that time.

Delaware Law and Certain Provisions of Our Certificate of Incorporation and
Bylaws

   Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including the discouragement of attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or certain of our officers. Our certificate of incorporation and bylaws also provide that, beginning upon the closing of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of iBEAM.

Agreement with Investors

   America Online, Pacific Century CyberWorks, Microsoft, Sony, Covad and Exite@Home have each agreed not to acquire more than 15% of our voting stock at any time before October 2004 without our permission. This standstill agreement terminates under the following circumstances:

 . we sell equity securities to another company with whom we have a strategic relationship, and such company does not enter into a similar standstill agreement;

 . with respect to one of these investors, if another investor breaches the standstill agreement and the breach is not cured within ten days; or

 . another company or group initiates a tender offer for 15% or more of our capital stock, acquires 15% of our capital stock, acquires all or substantially all of our assets, enters an agreement to acquire 15% or more of our capital stock, or solicits proxies in opposition to a proxy solicitation of iBEAM.

   In addition, these investors have agreed not to transfer shares of our capital stock owned by them for a period of one year after the closing date of this offering.

Voting Agreement

   Each of Pacific Century CyberWorks, America Online, Microsoft, Sony, Covad and Liberty Media, which in the aggregate will own 15.9% of our common stock upon the closing of this offering, have agreed to vote their securities as directed by our board of directors, in any merger in which more than 50% of our voting power is transferred or in a sale of substantially all of our assets. This obligation lapses for each of these companies if and when it owns less than 5% of our voting power.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Equiserve Trust Company. The transfer agent's address is P.O. Box 2533, mail stop 4691, Jersey City, NJ 07303, and its telephone number is (201) 222-5610.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

   Upon completion of this offering, we will have outstanding 106,147,834 shares of common stock, assuming the issuance of 11,000,000 shares of common stock offered by us and no exercise of options outstanding after March 31, 2000. Of the 11,000,000 shares sold in this offering, 9,800,000 shares will be freely tradable without restriction or further registration under the Securities Act, except for shares purchased by our affiliates, as defined under the Securities Act. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, iBEAM. These persons typically include our executive officers and directors. Shares purchased by affiliates would be subject to the limitations and restrictions that are described below.

   Of the remaining 96,347,834 shares of common stock, 95,147,834 shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and 1,200,000 shares were issued in this offering as part of our directed share program. All these shares will be subject to lock-up agreements, described below, on the date of this prospectus. Upon expiration of the lock-up agreements, 83,071,938 shares will become eligible for sale pursuant to Rule 144(k), Rule 144, and Rule 701. Thereafter, 13,275,876 shares will become eligible for sale pursuant to Rule 144.

                            Approximate
                             Number of
                          Shares Eligible
Relevant Dates            for Future Sale                Comment
--------------            --------------- --------------------------------------
On the date of this          9,800,000    Freely tradable shares sold in
 prospectus..............                 this offering
180 days after the date     83,071,938    All shares subject to lock-up
 of this prospectus......                 agreements released; shares saleable
                                          under Rules 144, 144(k) and 701
Thereafter...............   13,275,876    Shares saleable under Rule 144

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 1,061,478 shares immediately after this offering, or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

   In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

   The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

   Beginning six months after the date of this offering, the holders of approximately 76,260,334 shares of common stock and the holders of warrants to purchase approximately 1,438,687 shares of common stock will be entitled to certain rights with respect to the registration of these shares for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradeable in the public market without restriction.

Warrants

   As of March 31, 2000, there were a total of 1,949,987 shares of common stock subject to outstanding warrants, all of which are subject to lock-up agreements similar to those described below. These shares will become eligible for sale on various date upon expiration or release of the 180-day lock-up agreements.

Stock Options

   As of March 31, 2000, there were a total of 11,816,815 shares of common stock subject to outstanding options under our 1998 Stock Plan, all of which are subject to lock-up agreements similar to those described below. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 Stock Plan, 2000 Stock Plan, 2000 Director Stock Option Plan, and 2000 Employee Stock Purchase Plan. After the effective dates of these registration statements, shares purchased upon exercise of options granted under the 1998 Stock Plan, 2000 Stock Plan, 2000 Director Stock Plan and 2000 Employee Stock Purchase Plan will be available for resale in the public market.

Lock-up Agreements

   All of our officers and directors and substantially all of our stockholders, have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period ending 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. In addition, the participants in the directed share program, as described in the section entitled "Underwriters," will be subject to similar lock-up restrictions.

   We have no agreement or understanding with Morgan Stanley & Co. Incorporated for a waiver of these lock-up restrictions. However, Morgan Stanley & Co. Incorporated may, in its discretion, release us or any of our stockholders at any time, without notice, prior to the expiration of the lock-up period. In some cases underwriters have agreed to waive lock-up restrictions when a company's stock has performed well for a sustained period of time in order to allow a follow-on offering of common stock. Any decision by Morgan Stanley & Co. Incorporated to waive the lock-up restrictions would depend on a number of factors, including market conditions, the performance of our common stock in the market and our financial condition at that time. If Morgan Stanley & Co. Incorporated were to waive the lock-up restrictions prior to the expiration of the 180-day period, and our stockholders were to sell additional shares of common stock to the public, the market price of our common stock could decline.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., FleetBoston Robertson Stephens Inc., and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and iBEAM has agreed to sell to them, severally, the number of shares indicated below:

                                                                      Number of
   Name                                                                 Shares
   ----                                                               ----------
   Morgan Stanley & Co. Incorporated................................
   Bear, Stearns & Co. Inc. ........................................
   FleetBoston Robertson Stephens Inc. .............................
   J.P. Morgan Securities Inc. .....................................


                                                                      ----------
     Total..........................................................  11,000,000
                                                                      ==========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from iBEAM and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents
a concession not in excess of $     a share under the public offering price.
No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   iBEAM has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $    , the total underwriters' discounts and commissions would be $
and total proceeds to iBEAM would be $     .

   The underwriting discounts and commissions will be determined by negotiations between iBEAM and the representatives and will be a percentage of the offering price to the public. The primary factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the securities offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by iBEAM, in addition to the underwriting discounts and commissions, are approximately $1,750,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters of iBEAM. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                Per Share           Total
                                            ----------------- -----------------
                                               No      Full      No      Full
                                            Exercise Exercise Exercise Exercise
                                            -------- -------- -------- --------
Underwriting discounts and commission paid
 by iBEAM.................................   $        $        $        $

   The underwriters have informed iBEAM that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

   Application has been made for quotation on the Nasdaq National Market under the symbol "IBEM."

   Each of iBEAM and the directors, executive officers and certain other stockholders of iBEAM has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . the issuance by iBEAM of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  . transactions by any person other than iBEAM relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   iBEAM and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   At the request of iBEAM, the underwriters have reserved for sale, at the initial offering price, up to 1,200,000 shares offered hereby for directors, officers, employees and business associates and related persons, such as consultants and suppliers, of iBEAM. The shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Purchasers of these shares that are not otherwise subject to the restrictions described above must represent that they will not sell, transfer, assign, pledge or hypothecate these shares for the period ending 180 days after the date of this prospectus.

   Morgan Stanley Dean Witter Online Inc., an affiliate of Morgan Stanley & Co. Incorporated, will distribute shares of common stock over the Internet to its eligible account holders. E*TRADE Securities, Inc. will also distribute shares of common stock over the Internet to its customers. In connection with these Internet distributions, each of these underwriters will provide for offers and acceptances of offers to be made through e-mail and over the Internet.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between iBEAM and the representatives. The primary factors to be considered in determining the initial public offering price will be the future prospects of iBEAM and its industry in general, revenues, operating results and certain other financial operating information of iBEAM in recent periods, and the price-earnings ratios, price-revenues ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of iBEAM. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

   iBEAM sold an aggregate of 83,893 shares of Series D preferred stock to J.P. Morgan Direct Venture Capital Institutional Investors LLC and J.P. Morgan Direct Venture Capital Private Investors LLC in October 1999, each of which is a fund of investors associated with J.P. Morgan Securities Inc., one of the representatives in this offering.

                                 LEGAL MATTERS

   The validity of the common stock offered by this prospectus will be passed upon for iBEAM by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. An investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owns series D preferred stock convertible into 34,654 shares of our common stock upon completion of this offering. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1999 and for the period from March 20, 1998 (inception) to December 31, 1998 and 1999 and for the year ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of webcasts.com as of December 31, 1998 and 1999, and for the years then ended have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act in connection with this offering. This prospectus does not contain all of the information in the registration statement and the accompanying exhibits and schedules. For further information with respect to our company and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, we refer you to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. The registration statement, including the accompanying exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials may be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is sec.gov. The information on the Commission's website is not incorporated into this prospectus.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the Commission referred to above.

                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
iBEAM Broadcasting Corporation

  Report of Independent Accountants.......................................  F-2

  Balance Sheets..........................................................  F-3

  Statements of Operations................................................  F-4

  Statements of Redeemable Convertible Preferred Stock and Stockholders'
   Deficit................................................................  F-5

  Statements of Cash Flows................................................  F-6

  Notes to Financial Statements...........................................  F-7

  Unaudited Pro Forma Combined Financial Information...................... F-22

webcasts.com, Inc. and Subsidiary

  Independent Auditors' Report............................................ F-28

  Consolidated Balance Sheets............................................. F-29

  Consolidated Statements of Operations................................... F-30

  Consolidated Statements of Stockholders' Equity (Deficit)............... F-31

  Consolidated Statements of Cash Flows................................... F-32

  Notes to Consolidated Financial Statements.............................. F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of iBEAM Broadcasting Corporation

   In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of iBEAM Broadcasting Corporation (a development stage company) as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from March 20, 1998 (inception) to December 31, 1998, and for the year ended December 31, 1999, and for the period from March 20, 1998 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California

January 28, 2000, except as to the third

paragraph of Note 2, which is as of April 11, 2000
                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                                 BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                       Pro Forma
                                                                     Stockholders'
                                         December 31,                  Equity at
                                       -----------------  March 31,    March 31,
                                        1998      1999      2000         2000
                                       -------  --------  ---------  -------------
                                                                (unaudited)
                ASSETS
 Current assets:
  Cash and cash equivalents..........  $ 2,198  $ 24,863  $  9,849
  Short-term investments.............       --     4,977    11,980
  Accounts receivable ...............       --        70       217
  Prepaid expenses and other current
   assets............................      125       796     6,857
                                       -------  --------  --------
   Total current assets..............    2,323    30,706    28,903
 Property and equipment, net.........    1,477    12,912    36,886
 Note receivable due from
  webcasts.com.......................       --        --    10,000
 Other assets........................      407     1,123     4,637
                                       -------  --------  --------
                                       $ 4,207  $ 44,741  $ 80,426
                                       =======  ========  ========

 LIABILITIES, REDEEMABLE CONVERTIBLE
   PREFERRED STOCK AND STOCKHOLDERS'
           EQUITY (DEFICIT)
 Current liabilities:
  Accounts payable...................  $   815  $  3,055  $  8,012
  Accrued liabilities................      437       879     3,187
  Deferred revenue...................       --       448       331
  Current portion of capital lease
   obligations.......................       --     1,573     2,591
                                       -------  --------  --------
   Total current liabilities.........    1,252     5,955    14,121

 Capital lease obligations, net of
  current portion....................       --     3,627     6,601
                                       -------  --------  --------
   Total liabilities.................    1,252     9,582    20,722
                                       -------  --------  --------

 Commitments and contingencies (Note
  6)

 Redeemable convertible preferred
  stock, $0.0001 par value; 20,000
  shares authorized; 4,582, 15,247,
  17,792 (unaudited) and no
  (unaudited) shares issued and
  outstanding (aggregate liquidation
  value at December 31, 1999 and
  March 31, 2000 of $61,398 and
  $96,398, respectively).............    6,905    61,192    96,114     $     --
                                       -------  --------  --------
 Stockholders' equity (deficit):
  Common stock, $0.0001 par value;
   40,000 shares authorized; 9,827,
   17,132, 18,887 (unaudited) and
   85,377 (unaudited) shares issued
   and outstanding...................        1         2         2            9
  Additional paid-in capital.........      853    21,773    60,320      156,427
  Stockholders' note receivable......       --        --    (2,000)      (2,000)
  Unearned stock-based compensation..     (577)  (13,613)  (28,386)     (28,386)
  Deficit accumulated during
   development stage.................   (4,227)  (34,195)  (66,346)     (66,346)
                                       -------  --------  --------     --------
   Total stockholders' equity
    (deficit)........................   (3,950)  (26,033)  (36,410)    $ 59,704
                                       -------  --------  --------     ========
                                       $ 4,207  $ 44,741   $80,426
                                       =======  ========  ========

   The accompanying notes are an integral part of these financial statements.

                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                           Period from                 Period from
                          March 20, 1998              March 20, 1998   Three Months
                          (Inception) to  Year Ended  (Inception) to Ended March 31,
                           December 31,  December 31,  December 31,  -----------------
                               1998          1999          1999       1999      2000
                          -------------- ------------ -------------- -------  --------
                                                                       (unaudited)
Revenue.................     $    --       $    149      $    149    $    --  $    532
                             -------       --------      --------    -------  --------
Operating costs and
 expenses:
 Cost of services.......          --          8,249         8,249        855     8,119
 Engineering and
  development...........       1,468          4,531         5,999        554     4,584
 Sales and marketing....       1,788         10,363        12,151      1,268     5,768
 General and
  administrative........       1,096          7,174         8,270        767     3,733
                             -------       --------      --------    -------  --------
  Total operating costs
   and expenses.........       4,352         30,317        34,669      3,444    22,204
                             -------       --------      --------    -------  --------
Loss from operations....      (4,352)       (30,168)      (34,520)    (3,444)  (21,672)
Interest income.........         125            579           704         73       473
Loss on disposal of
 assets.................          --           (199)         (199)        --        --
Interest and other
 expense................          --           (180)         (180)       (43)     (156)
                             -------       --------      --------    -------  --------
Net loss................      (4,227)       (29,968)      (34,195)    (3,414)  (21,355)
Deemed dividend related
 to preferred stock.....          --             --            --         --   (10,796)
                             -------       --------      --------    -------  --------
Net loss attributable to
 common stock...........     $(4,227)      $(29,968)     $(34,195)   $(3,414) $(32,151)
                             =======       ========      ========    =======  ========
Net loss per share
 attributable to common
 stock--basic and
 diluted................     $ (0.56)      $  (3.43)                 $ (0.40) $  (3.04)
                             =======       ========                  =======  ========
Weighted average common
 shares outstanding.....       7,488          8,726                    8,462    10,589
                             =======       ========                  =======  ========
Pro forma net loss per
 share--basic and
 diluted (unaudited)....                   $  (0.63)                          $  (0.43)
                                           ========                           ========
Pro forma weighted
 average common shares
 outstanding
 (unaudited)............                     47,435                             74,860
                                           ========                           ========


   The accompanying notes are an integral part of these financial statements.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
                   (in thousands, except per share amounts)

                            Redeemable
                           Convertible                                                          Deficit
                            Preferred                                                         Accumulated
                              Stock      Common Stock   Additional Stockholders'   Unearned     During        Total
                          -------------- --------------  Paid-in       Note      Stock-based  Development Stockholders'
                          Shares Amount  Shares  Amount  Capital    Receivable   Compensation    Stage       Deficit
                          ------ ------- ------  ------ ---------- ------------- ------------ ----------- -------------
Balance at March 20,
1998 (Inception)
Issuance of common stock
in March 1998...........      -- $    --  7,636   $ 1    $     1      $    --      $     --    $     --     $      2
Issuance of series A
redeemable convertible
preferred stock at $1.20
per share, less issuance
costs of $33, in April
1998....................   1,333   1,567     --    --         --           --            --          --          --
Issuance of series B
redeemable convertible
preferred stock at $1.65
per share, less issuance
costs of $22, in June
and July 1998...........   3,249   5,338     --    --         --           --            --          --          --
Exercise of employee
stock options...........      --      --  2,191    --         17           --            --          --           17
Issuance of warrants in
connection with capital
leases (Note 7).........      --      --     --    --        219           --            --          --          219
Unearned stock-based
compensation, net.......      --      --     --    --        616           --          (577)         --           39
Net loss................      --      --     --    --         --           --            --      (4,227)      (4,227)
                          ------ ------- ------   ---    -------      -------      --------    --------     --------
Balance at December 31,
1998                       4,582   6,905  9,827     1        853           --          (577)     (4,227)      (3,950)
Issuance of series C
redeemable convertible
preferred stock at $3.42
per share, less issuance
costs of $83, in
February 1999...........   3,592  12,201     --    --         --           --            --          --          --
Issuance of series D
redeemable convertible
preferred stock at $5.96
per share, less issuance
costs of $67, in October
1999....................   7,073  42,086     --    --         --           --            --          --          --
Exercise of employee
stock options, net......      --      --  6,987     1        685           --            --          --          686
Issuance of common stock
for services rendered...      --      --    318    --        232           --            --          --          232
Issuance of warrants in
connection with capital
leases (Note 7).........      --      --     --    --        574           --            --          --          574
Issuance of warrant to
an investor in October
1999 (Note 7)...........      --      --     --    --      1,000           --            --          --        1,000
Unearned stock-based
compensation, net.......      --      --     --    --     18,429           --       (13,036)         --        5,393
Net loss................      --      --     --    --         --           --            --     (29,968)     (29,968)
                          ------ ------- ------   ---    -------      -------      --------    --------     --------
Balance at December 31,
1999                      15,247  61,192 17,132     2     21,773           --       (13,613)    (34,195)     (26,033)
Issuance of series E
redeemable convertible
preferred stock at
$13.75 per share, less
issuance cost of $78, in
February 2000
(unaudited).............   2,545  34,922     --    --         --           --            --          --           --
Deemed dividend related
to issuance of series E
redeemable convertible
preferred stock
(unaudited).............      --      --     --    --     10,796           --            --     (10,796)          --
Issuance of common stock
(unaudited).............      --      --    909    --      4,396       (2,000)           --          --        2,396
Issuance of common stock
for services rendered
(unaudited).............      --      --      4    --         50           --            --          --           50
Repurchase of common
stock (unaudited).......      --      --   (518)   --        (21)          --            --          --          (21)
Exercise of employee
stock options
(unaudited).............      --      --  1,360    --      1,709           --            --          --        1,709
Issuance of warrant in
February 2000 (Note
10)(unaudited)..........      --      --     --    --      2,750           --            --          --        2,750
Unearned stock-based
compensation, net
(unaudited).............      --      --     --    --     18,867           --       (14,773)         --        4,094
Net loss (unaudited)....      --      --     --    --         --           --            --     (21,355)     (21,355)
                          ------ ------- ------   ---    -------      -------      --------    --------     --------
Balance at March 31,
2000 (unaudited)........  17,792 $96,114 18,887   $ 2    $60,320      $(2,000)     $(28,386)   $(66,346)    $(36,410)
                          ====== ======= ======   ===    =======      =======      ========    ========     ========

  The accompanying notes are an integral part of these financial statements.

                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                           Period from                 Period from
                          March 20, 1998              March 20, 1998   Three Months
                          (Inception) to  Year Ended  (Inception) to Ended March 31,
                           December 31,  December 31,  December 31,  -----------------
                               1998          1999          1999       1999      2000
                          -------------- ------------ -------------- -------  --------
                                                                       (unaudited)
Cash flows from
 operating activities:
 Net loss...............     $(4,227)      $(29,968)     $(34,195)   $(3,414) $(21,355)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Depreciation and
   amortization.........          65          1,707         1,772        117     2,067
  Loss on disposal of
   assets...............          --            199           199         --        --
  Amortization of stock-
   based compensation...          39          5,393         5,432        231     4,094
  Issuance of common
   stock for services...          --            232           232         --        50
  Issuance of warrant
   (see Note 7).........          --          1,000         1,000         --        --
  Changes in assets and
   liabilities:
   Accounts receivable..          --            (70)          (70)        --      (147)
   Prepaid expenses and
    other assets........        (313)          (813)       (1,126)      (214)   (6,825)
   Accounts payable.....         815          2,240         3,055       (259)    4,957
   Accrued liabilities..         437            442           879         42     2,308
   Deferred revenue.....          --            448           448         --      (117)
                             -------       --------      --------    -------  --------
    Net cash used in
     operating
     activities.........      (3,184)       (19,190)      (22,374)    (3,497)  (14,968)
                             -------       --------      --------    -------  --------
Cash flows from
 investing activities:
 Purchase of property
  and equipment.........      (1,542)        (7,491)       (9,033)      (320)  (21,768)
 Purchase of
  investments...........          --         (4,977)       (4,977)        --    (7,003)
 Note receivable due
  from webcasts.com.....          --             --            --         --   (10,000)
                             -------       --------      --------    -------  --------
    Net cash used in
     investing
     activities.........      (1,542)       (12,468)      (14,010)      (320)  (38,771)
                             -------       --------      --------    -------  --------
Cash flows from
 financing activities:
 Issuance of convertible
  preferred stock.......       6,905         54,287        61,192     12,201    34,922
 Issuance of common
  stock.................          19            686           705        318     4,084
 Proceeds from lease
  financing.............          --             --            --      1,001        --
 Payment of capital
  lease obligations.....          --           (650)         (650)       (73)     (281)
                             -------       --------      --------    -------  --------
    Net cash provided by
     financing
     activities.........       6,924         54,323        61,247     13,447    38,725
                             -------       --------      --------    -------  --------
Net increase in cash and
 cash equivalents.......       2,198         22,665        24,863      9,630   (15,014)
Cash and cash
 equivalents at
 beginning of period....          --          2,198            --      2,198    24,863
                             -------       --------      --------    -------  --------
Cash and cash
 equivalents at end of
 period.................     $ 2,198       $ 24,863      $ 24,863    $11,828  $  9,849
                             =======       ========      ========    =======  ========
Supplemental non-cash
 investing and financing
 activities:
 Property and equipment
  purchased under
  capital lease
  obligations...........     $    --       $  5,850      $  5,850    $   872  $  4,273
 Issuance of warrants...         219            574           793         --     2,750
 Deemed dividend related
  to preferred stock....          --             --            --         --    10,796
Supplemental cash flows
 disclosures:
 Cash paid for
  interest..............          --            140           140         28       100

   The accompanying notes are an integral part of these financial statements.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

1. The Company

   iBEAM Broadcasting Corporation (the "Company"), formerly Bowles, Inc., was incorporated on March 20, 1998 in Delaware. iBEAM provides an Internet broadcast network that enables content providers to broadcast content over the Internet. The network uses point-to-multipoint satellite broadcasting of Internet content to intelligent iBEAM servers located at the edge of the Internet, which is the Internet access point closest to the end user.

   Prior to March 31, 2000 the Company was in the development stage, devoting substantially all of its efforts to product development and raising capital financing. The Company has funded its operating losses since inception through capital lease obligations and the sale of equity securities. Management's plans for funding operations include generating revenue while controlling costs, the sale of equity securities and the utilization of equipment lease lines (see Note 5). The Company's failure to sell its services or to raise sufficient capital would unfavorably impact the Company.

2. Significant Accounting Policies

   Unaudited interim results

   The accompanying interim financial statements as of March 31, 2000 and for the three-months ended March 31, 1999 and 2000 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of March 31, 2000 and for the three months ended March 31, 1999 and 2000. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Stock split

   The Company's Board of Directors authorized a 3-for-1 stock split of the Company's common stock in January 2000. In March 2000, the Company's Board of Directors authorized a 1.377-for-1 stock split of the Company's common stock. All common and per share information in these financial statements has been retroactively adjusted to reflect these stock splits. As a result of these splits, the conversion rate of Series A, B, C, and D redeemable convertible preferred stock into common stock automatically adjusts from 1:1 to 1:4.131 and has been retroactively adjusted in these financial statements (see note
7). The Company issued Series E redeemable convertible preferred stock in February 2000. The conversion rate of Series E redeemable convertible preferred stock into common stock automatically adjusts from 1:1 to 1:1.377.

   Risks and uncertainties

   The Company is subject to all of the risks inherent in an early stage company conducting electronic services over the Internet. These risks include, but are not limited to, a limited operating history, limited management
                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

resources, dependence upon consumer acceptance of the Internet and the changing nature of the electronic broadcasting industry. The Company's operating results may be materially affected by the foregoing factors.

   Cash, cash equivalents, restricted cash and investments

   The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Restricted cash of $107,000 consists of a certificate of deposit held as collateral against the Company's corporate credit cards and is included in other assets.

   The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments are invested in high-grade corporate securities and government bonds maturing approximately twelve months or less from the date of purchase. At December 31, 1999, these investments are carried at cost, which approximates fair value. Material unrealized gains or losses, if any, are reported in stockholders' equity and included in other comprehensive income. The cost of securities sold is based on the specific identification method. For the year ended December 31, 1999, realized gains and losses on available-for-sale securities were immaterial.

   Fair value of financial instruments

   The reported amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

   Concentration of credit risk

   Cash and cash equivalents are deposited in large domestic financial institutions that management believes are creditworthy. With respect to accounts receivable, the Company's customer base is dispersed across many geographic areas primarily within the United States. The Company performs ongoing credit evaluations of its customers financial condition, generally requires no collateral from its customers, and establishes allowances for bad debt as warranted.

   Property and equipment

   Property and equipment are stated at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

   Network equipment, computers, software and              3 years
    other equipment.............................
   Furniture and fixtures.......................          5-7 years
   Leasehold improvements....................... Shorter of the lease term or the estimated useful life

   Long-lived assets

   The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   Revenue recognition

   On-Air is a service that provides the customer the ability to transfer live content 24 hours a day, 7 days a week. On-Air services are provided under contracts that typically last for a period of three to twelve months. These services are billed based upon either the peak capacity purchased, which is expressed as the maximum volume that can be delivered per second, or upon actual usage, which is the total amount of megabytes transferred in the month. These contracts may also provide for minimum monthly fees. Revenue for these services is recognized as the service is provided.

   On-Stage services are provided under contracts that typically relate to a single event. These services are billed based upon the peak capacity purchased which is the maximum megabits delivered per second per event, or upon actual usage, which is the total amount of megabits transferred. These contracts may also provide for minimum fees. Revenue for these services is recognized as the service is provided.

   On-Demand is a service that allows the customer to store content on the Company's network, which can then be accessed by end users at any time. This service is provided under contracts that typically last for a period of three to twelve months. There are two streams of revenue associated with this service. Firstly, there is a fee for the amount of content stored, measured in gigabytes per month. Secondly, there is a charge for the amount of content delivered to end users which is billed based upon either the peak capacity purchased, which is the maximum megabits delivered per second, or upon actual usage, which is the total amount of megabytes transferred in the month. These contracts may also provide for minimum monthly fees. Revenue for these services is recognized as the service is provided.

   The Company has the ability to insert advertisements into the content delivered in connection with the On-Air, On-Stage and On-Demand services. Revenue from advertising is recognized over the period the advertisements are delivered.

   Other services such as encoding, production, event management, acquisition services, custom web integration with chat and e-commerce tools are generally provided on a consulting basis on either hourly or fixed price billing over a period of 30 days or less. Revenue for these services is recognized upon completion of the services.

   The Company is required to share 15%-20% of the revenue generated from the delivery of content from the On-Air, On-Stage and On-Demand services with certain internet service providers. The Company records the revenue from On-Air, On-Stage and On-Demand services gross because they act as the principal in the transactions and are wholly responsible for the delivery of the services. In addition, the Company bears the risk of loss for collection from the customer. The Company records the revenue sharing amount as cost of services.

   Cash payments received in advance of services provided are recorded as deferred revenue.

   Engineering and development expense

   Engineering and development costs are expensed as incurred, except for certain software development costs. In January 1999, the Company adopted Statement of Position ("SOP") 98-1, which requires software development costs associated with internal use software to be charged to operations until certain capitalization criteria are met. For the year ended December 31, 1999, software development costs of approximately $800,000 were capitalized and included in property and equipment.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   Advertising expense

   Expenses related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expense for the period from March 20, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 was $23,000 and $2,621,000, respectively.

   Stock-based compensation expense

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's shares and the exercise price of the option. Equity instruments issued to nonemployees are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

   Comprehensive income (loss)

   The Company adopted the provisions of SFAS No. 130, "Reporting
Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. There is no difference between net loss and comprehensive loss.

   Net loss per share

   Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are comprised of common stock subject to repurchase rights and incremental shares of common and preferred stock issuable upon the exercise of stock options or warrants and upon conversion of Series A, Series B, Series C and Series D convertible preferred stock (collectively, "Preferred Stock").

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                  Period from
                                 March 20, 1998                Three Months
                                 (Inception) to  Year Ended  Ended March 31,
                                  December 31,  December 31, -----------------
                                      1998          1999      1999      2000
                                 -------------- ------------ -------  --------
                                                               (unaudited)
Net loss attributable to common
 stock..........................    $(4,227)      $(29,968)  $(3,414) $(32,151)
                                    =======       ========   =======  ========
Basic and diluted:
 Weighted average common shares
  outstanding...................      9,610         14,678    13,937    18,132
 Weighted average unvested
  common shares subject to
  repurchase....................     (2,122)        (5,952)   (5,475)   (7,543)
                                    -------       --------   -------  --------
 Weighted average shares used to
  compute basic and diluted net
  loss per share attributable to
  common stock..................      7,488          8,726     8,462    10,589
                                    =======       ========   =======  ========
Net loss per share attributable
 to common stock--basic and
 diluted........................    $ (0.56)      $  (3.43)  $ (0.40) $  (3.04)
                                    =======       ========   =======  ========

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   The following table sets forth potential common shares that are not included in the diluted net loss per share calculation above because to do so would be antidilutive (in thousands):

                                                      December 31,
                                                      -------------  March 31,
                                                       1998   1999     2000
                                                      ------ ------ -----------
                                                                    (unaudited)
Convertible preferred stock upon conversion to
 common stock.......................................  18,930 62,984   66,489
Convertible preferred stock warrants upon conversion
 to common stock....................................     381  1,413    1,950
Unvested common shares subject to repurchase........   2,191  7,101    7,785
Options to purchase common stock....................   4,513  9,437   11,817
                                                      ------ ------   ------
                                                      26,015 80,935   88,041
                                                      ====== ======   ======

   Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Preferred Stock into shares of common stock effective upon the closing of the offering, as if such conversion occurred on January 1, 1999 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 38,709,000 shares for the year ended December 31, 1999 and 64,271,000 shares for the three months ended March 31, 2000.

   Pro forma stockholders' equity (unaudited)

   Immediately prior to the effective date of the offering, the Preferred Stock outstanding will automatically convert into common stock at a one-to-one ratio. The pro forma effects of this transaction is unaudited and has been reflected in the accompanying Pro Forma Stockholders' Equity as of March 31, 2000.

   Recent accounting pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopted SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No.133," beginning with the third quarter of fiscal 2000.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has complied with the guidance in SAB 101 for all periods presented.

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Practice Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25'), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of
                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions is this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. Management believes that FIN 44 will not have a material effect on the financial position or results of operations of the Company.

3. Balance Sheet Components (in thousands)

                                                   December 31,
                                                  ---------------
                                                                    March 31,
                                                   1998    1999       2000
                                                  ------  -------  -----------
                                                                   (unaudited)
   Property and equipment, net:
    Network software and equipment............... $  366  $ 8,224    $30,629
    Computers, software and equipment............    705    5,494      8,330
    Furniture and fixtures.......................    456      631      1,177
    Leasehold improvements.......................     15      180        434
                                                  ------  -------    -------
                                                   1,542   14,529     40,570
    Less: Accumulated depreciation and
     amortization................................    (65)  (1,617)    (3,684)
                                                  ------  -------    -------
                                                  $1,477  $12,912    $36,886
                                                  ======  =======    =======
   Accrued liabilities:
    Accrued payroll and related liabilities...... $   54  $   489    $ 1,301
    Other accrued liabilities....................    236      390      1,886
    Deferred rent................................    147       --         --
                                                  ------  -------    -------
                                                  $  437  $   879    $ 3,187
                                                  ======  =======    =======

4. Income Taxes

   No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses since inception. The components of the Company's deferred tax assets are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Net operating loss carryforwards........................... $ 1,343  $10,552
   Nondeductible expenses.....................................     333      588
   Research and development credit carryovers.................      58      477
   Other......................................................      --      187
                                                               -------  -------
                                                                 1,734   11,804
   Less: Valuation allowance..................................  (1,734) (11,804)
                                                               -------  -------
                                                               $    --  $    --
                                                               =======  =======

   Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized; and accordingly, a full valuation allowance has been recorded. The change in the valuation allowance was $1,734,000 and $10,070,000 for the period from March 20, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999, respectively.

   At December 31, 1999, the Company had approximately $25.8 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2004.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

5. Capital Lease Obligations

   The Company entered into a master lease agreement with Comdisco, Inc. in November 1998 with aggregate lines of credit totaling $4.5 million, which expired in January 2000. The Company received additional lines totaling $1.0 million in September 1999, which expired in September 2000, and an extension to existing lines for an additional $3.0 million in December 1999, which expired in January 2000. Advances under the lines are to be repaid over periods ranging from 30 months to 48 months, bear interest at rates ranging from 7% to 8%, and are collateralized by the purchased equipment. As of December 31, 1999, the Company had $2.9 million available under its lease lines, of which $0.9 million could be used for software, tenant improvements and tooling specifically approved by Comdisco, Inc. and $2.0 million could be used for equipment specifically approved by Comdisco, Inc. Warrants were issued to Comdisco, Inc. in conjunction with the master lease agreement and each additional increase in credit (see Note 7).

   The advances under the lines have been classified as capital leases. As of December 31, 1999, the cost of such leased equipment was approximately $5,850,000 with accumulated amortization of $842,000. As of December 31, 1999, future minimum lease payments under these agreements are as follows:

   Year Ending
   December 31,
   ------------
   2000................................................................ $ 1,947
   2001................................................................   1,976
   2002................................................................   1,597
   2003................................................................     244
                                                                        -------
   Total minimum lease payments........................................   5,764
   Less: Amount representing interest (7% to 8%).......................    (564)
                                                                        -------
   Present value of minimum lease payments.............................   5,200
   Less: Current portion of capital lease obligations..................  (1,573)
                                                                        -------
   Long-term portion of capital lease obligations...................... $ 3,627
                                                                        =======

6. Commitments and contingencies

   The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through February 2002. Rent expense for the period from March 31, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 was approximately $107,000 and $803,000, respectively. The Company also leases bandwidth from a satellite service provider under a non-cancelable lease agreement, which expires on December 2002.

   Future minimum lease payments under non-cancelable operating leases are as follows:

   Year Ending
   December 31,
   ------------
   2000................................................................. $ 2,744
   2001.................................................................   4,029
   2002.................................................................   4,457
                                                                         -------
                                                                         $11,230
                                                                         =======

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   In September and October 1999, the Company entered into three-year service agreements with Northpoint Communications, Inc. ("NorthPoint") and Covad Communications Group, Inc. ("Covad"), respectively, to provide streaming video and audio. Under the terms of the agreements, the Company will deploy its servers in NorthPoint and Covad hubs in North America and pay up to twenty percent of all revenues created from the transport of content through their networks. No amounts have been incurred under these arrangements as of December 31, 1999.

   In connection with the hiring of David Brewer, Vice President of Operations, the Company agreed to purchase at least $2.0 million of services from Brewer Consulting Networks, a company controlled by Mr. Brewer, beginning January 1, 2000. The obligation to purchase these services from Brewer Consulting Networks is contingent on Mr. Brewer relinquishing operational or ownership control of Brewer Consulting Networks.

   The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

7. Redeemable Convertible Preferred Stock

   The following table summarizes convertible preferred stock at December 31, 1999 (in thousands):

                                             Shares
                                     ---------------------- Liquidation   Net
                                     Designated Outstanding   Amount    Proceeds
                                     ---------- ----------- ----------- --------
   Series A.........................    1,350      1,333      $ 1,600   $ 1,567
   Series B.........................    3,380      3,249        5,361     5,338
   Series C.........................    3,650      3,592       12,284    12,201
   Series D.........................    7,500      7,073       42,153    42,086
                                       ------     ------      -------   -------
                                       15,880     15,247      $61,398   $61,192
                                       ======     ======      =======   =======

   iBEAM's Certificate of Incorporation, as amended, authorizes iBEAM to issue 20 million shares of $0.0001 par value preferred stock in the aggregate.

   The rights, privileges and restrictions of holders of series A, B, C and D convertible preferred stock ("Series A," "Series B," Series C" and "Series D," respectively) are set forth in iBEAM's amended and restated Certificate of Incorporation, and are summarized as follows:

   Voting

   Each share of Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

   As long as at least any shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Preferred Stock in order to alter the Certificate of Incorporation as related to Preferred Stock, change the authorized number of shares of Preferred Stock, repurchase any shares of common stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than Preferred Stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   Dividends

   Holders of Series A, B, C and D are entitled to receive noncumulative dividends at the per annum rate of $0.096, $0.132, $0.274 and $0.477 per share, respectively, when and if declared by the Board of Directors. The holders of Preferred Stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends on the Preferred Stock or common stock have been declared by the Board from inception through December 31, 1999.

   Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D are entitled to receive an amount of $1.20, $1.65, $3.42 and $5.96 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of Series A, B, C and D in proportion to the amount of such stock owed by each holder. The remaining assets, if any, shall be distributed among the holders of Series A, B, C and D and common stock pro-rated based on the number of shares of common stock held by each (assuming full conversion of all such shares Series A, B, C and D) until the value of the assets distributed to or the consideration received aggregate $180 million.

   Conversion

   Each share of Preferred Stock is convertible, at the option of the holder, according to a conversion ratio of 4.131 shares of common stock for one share of Preferred Stock, subject to adjustment for dilution and common stock splits, and Preferred Stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $3.97 per share with gross proceeds of at least $20 million or (2) the consent of the holders of the majority of Preferred Stock.

   Warrants for Preferred Stock

   The Company issued warrants to purchase 27,273 and 64,935 shares of Series B at $1.65 per share and $2.31 per share, respectively, in October 1998, 6,396 shares of Series C at $4.69 per share in September 1999, and 25,168 shares of Series D at $5.96 per share in December 1999 to Comdisco, Inc. upon signing various equipment lease lines as described in Note 5. These warrants expire the earlier of five years from the date of grant or three years from the effective date of the Company's initial public offering. The Company valued the warrants using the Black-Scholes option pricing model applying expected lives of five years, a weighted average risk free rate of 6%, a dividend yield of zero percent and volatility of 80%. The fair value of approximately $793,000 represents additional interest on the equipment lease lines and is being expensed over the lease term using the effective interest rate method. No amounts were amortized in 1998, and $40,000 was amortized during the year ended December 31, 1999.

   In October 1999, the Company also issued a warrant to purchase 218,120 shares of Series D at $5.96 per share to a new investor. In September 1999, the Company entered into sales and marketing cooperative agreement with this investor. These warrants expire the earlier of seven years from the date of grant or four years from the effective date of the Company's initial public offering and were valued using the Black-Scholes option
                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

pricing model applying an expected life of seven years, a weighted average risk free rate of 6%, a dividend yield of zero percent and volatility of 80%. The fair value of approximately $1,000,000 represents a non-cash inducement to enter into future commercial agreements and was included in sales and marketing expense during the quarter ended December 31, 1999.

8. Benefit Plans

   Stock Option Plan

   On March 23, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or non-qualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Non-qualified stock options ("NSO") may be granted to Company employees and consultants. As of December 31, 1999, the Company had reserved approximately 22,038,000 shares of common stock for issuance under the Plan.

   Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and
(ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately subject to repurchase options held by the Company which lapse with the options vesting schedule. Options may have a maximum term of up to 10 years as determined by the Board of Directors. To date, options granted generally vest over four years.

   The following table summarizes activity under the Plan since inception (in thousands, except per share data):

                                Period from
                               March 20, 1998
                               (Inception) to           Year Ended         Three Months Ended
                             December 31, 1998      December 31, 1999        March 31, 2000
                             ---------------------  ---------------------  ---------------------
                                         Weighted               Weighted               Weighted
                                          Average                Average                Average
                                         Exercise               Exercise               Exercise
                             Options       Price    Options       Price    Options       Price
                             ---------   ---------  ---------   ---------  ---------   ---------
                                                                              (unaudited)
   Outstanding at beginning
    of period..............         --    $     --      4,513    $   0.04      9,437    $   0.87
    Granted................      6,704        0.03     15,062        0.59      4,022        8.79
    Exercised..............     (2,191)       0.01     (8,900)       0.09     (1,360)       1.26
    Cancelled..............         --          --     (1,238)       0.06       (282)       6.77
                             ---------              ---------              ---------
   Outstanding at end of
    period.................      4,513        0.04      9,437        0.87     11,817        3.38
                             =========              =========              =========
   Options vested at end of
    period.................         17        0.04      2,488        0.07      3,885        0.09
                             =========              =========              =========

   At December 31, 1998 and 1999, shares of common stock subject to a repurchase option held by the Company totaled approximately 2,191,000 and 7,101,000 shares at a weighted average price of $0.02 and $0.24 per share, respectively.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   The following table summarizes information regarding stock options outstanding as of December 31, 1999 (in thousands, except per share data):

                                 Options Outstanding and Exercisable
                           ----------------------------------------------------------------
                                                        Weighted
                                                         Average                   Weighted
        Range of             Number                     Remaining                  Average
        Exercise           of Options                  Contractual                 Exercise
         Prices            Outstanding                    Life                      Price
       ----------          -----------                 -----------                 --------
         $0.04                1,270                     8.7 years                   $0.04
         $0.08                  666                     8.8 years                    0.08
         $0.15                  902                     9.0 years                    0.15
         $0.29                4,028                     9.0 years                    0.29
         $1.45                1,156                     9.9 years                    1.45
         $3.63                1,415                    10.0 years                    3.63
                              -----
      $0.04-$3.63             9,437                     9.2 years                    0.87
                              =====

   Fair value disclosures

   Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                      Period from
                                                     March 20, 1998
                                                     (Inception) to  Year Ended
                                                      December 31,  December 31,
                                                          1998          1999
                                                     -------------- ------------
   Net loss:
     As reported....................................    $(4,227)      $(29,968)
     Pro forma......................................     (4,265)       (30,731)
   Net loss per share--basic and diluted:
     As reported....................................    $ (0.56)      $  (3.43)
     Pro forma......................................      (0.56)         (3.52)

   The Company calculated the value of each option grant on the date of grant using the Black-Scholes option pricing model with the following assumptions for all periods: dividend yield expected and volatility of 0%; expected lives of four years and risk free interest rate of 5.75%. These pro forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year. The weighted average fair value of options granted was $0.19 and $1.80 for the period from March 20, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999, respectively.

   Stock-based compensation

   In connection with certain stock option grants to employees and board members, the Company recognized approximately $608,000, $17,290,000 and $10,577,000 (unaudited) of unearned stock-based compensation for the excess of the deemed fair market value over the exercise price at the date of grant for the period from March 10, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999 and for the three months ended March 31, 2000, respectively. The compensation expense is being recognized, using the multiple option method as prescribed by FASB Interpretation No. 28, over the option's vesting period of generally four
                        iBEAM BROADCASTING CORPORATION
                         (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

years. As a result, the Company recorded stock-based compensation expense of $31,000, $4,974,000 and $2,920,000 (unaudited) for the period from March 20, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999 and for the three months ended March 1, 2000, respectively.

   Stock-based compensation expense related to stock options granted to consultants is recognized as the stock options are earned. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. The Company believes that the fair value of the stock options are more reliably measurable than the fair value of the services received. In connection with the grant of stock options to consultants, the Company recorded stock-based compensation expense of $8,000, $419,000 and $1,174,000 for the period from March 20, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999, and for the three month ended March 31, 2000, respectively.

   As of March 31, 2000, the Company expects to amortize stock-based compensation expense of $12,227,000 in the remainder of fiscal 2000, $9,262,000 in 2001, $4,843,000 in 2002, and $2,054,000 in 2003.

   401(k) Plan

   The Company's employee savings and retirement plan is qualified under
Section 401 of the Internal Revenue Code. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The Company currently does not make matching or additional contributions to the 401(k) Plan on its employees' behalf.

9. Segment Information

   The Company currently operates in a single business segment as there is only one measurement of profitability for its operations. Through December 31, 1999, foreign operations have not been significant in either revenues or investments in long-lived assets.

   A summary of the Company's revenues by service offering is as follows (in thousands):

                                               Year Ended     Three Months Ended
                                            December 31, 1999   March 31, 2000
                                            ----------------- ------------------
                                                                   (unaudited)
   iBEAM On-Stage..........................       $110               $132
   iBEAM On-Air............................          9                144
   iBEAM On-Demand.........................          5                191
   Other services..........................         25                 65
                                                  ----               ----
                                                  $149               $532
                                                  ====               ====

   For the year ended December 31, 1999, the Company's significant customers were ProWebCast, MusicNow, Inc. and Pixelworld, which represented 40%, 15% and 13% of total revenue, respectively. At December 31, 1999, Pacific Century Group and Pixelworld represented 43% and 28%, respectively, of the accounts receivable balance. For the three months ended March 31, 2000 one customer, NetRadio, represented 12% of the Company's revenue.

10. Subsequent Events (Unaudited):

   Series E Financing

   In February 2000, the Company issued 2,545,454 shares of series E redeemable convertible preferred stock ("Series E") at a price of $13.75 per share, for aggregate proceeds of $35.0 million. These convertible preferred
                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

shares will automatically convert into 3,505,089 shares of common stock upon the closing of this offering. The difference between the mid-point of the estimated price range for shares in the Company's initial public offering ("IPO") and the conversion price resulted in a beneficial conversion feature of approximately $10.8 million. Under Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the beneficial conversion feature resulted in a "deemed" preferred dividend of $10.8 million for the three months ended March 31, 2000.

   Acquisition of webcasts.com, Inc.

   In March 2000, the Company entered into an agreement to acquire with webcasts.com, Inc. ("webcasts.com"), a provider of interactive broadcasting services and proprietary tools that give businesses the ability to conduct live and on-demand Internet broadcasts for use in distance learning, corporate communications, sales presentations, on-line trade shows and interactive television. The acquisition was consummated on April 28, 2000 and was accounted for as a purchase business combination with a purchase price of $92.2 million.

   Under the terms of the agreement, all issued and outstanding shares and warrants of webcasts.com were exchanged for 8,233,173 shares of the Company's series F redeemable convertible preferred stock ("Series F") equal to 8% of the as adjusted capitalization of the combined companies immediately following the acquisition. Such shares had a value of approximately $82.3 million. In addition, based on an exchange ratio of 0.34743 shares of iBEAM for every share of webcasts.com, all of the outstanding options granted under the webcasts.com 1999 Stock Option Plan converted into options to purchase 706,285 shares of the Company's Series F. The fair value of these options of approximately $5.2 million was determined using the Black-Scholes option pricing model and is included as a component of the purchase price. The Company also issued a $3.0 million note to the webcasts.com's redeemable preferred stockholders, which is payable on September 20, 2000 and bears interest at 10% per annum. The Company anticipates incurring approximately $1.7 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees. See Unaudited Pro Forma Combined Financial Information.

   America Online, Inc.

   In February 2000, the Company entered into a two year commercial agreement with America Online, Inc. to deploy the Company's streaming media distribution network within America Online's network. Under the agreement, the Company agreed to pay an advance of $3.0 million against future revenue sharing obligations derived from content delivered through their network. In the event the Company does not deliver a minimum amount of traffic to America Online, they can terminate this agreement, at which time, a portion of the advance will be refunded to the Company. In addition, America Online may purchase services pursuant to the Company's standard service terms and conditions.

   In February 2000, America Online purchased $5 million of Series E for $13.75 per share, which converts into 500,726 shares of common stock at the closing of this offering, and received a warrant to purchase 537,634 shares of our common stock at an exercise price equal to the price to public in this offering, less underwriting discounts and commissions. The warrant was a condition to the commercial agreement and was valued using the Black-Scholes option pricing model. The fair value of $2.8 million represents an expense for receiving equipment rack space at each of America Online's data centers and will be recognized ratably over the term of the agreement.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

   Pacific Century CyberWorks (PCCW)

   The Company has entered into an agreement with Pacific Century CyberWorks Limited (PCCW) to establish a joint venture company that will bring high-fidelity streaming audio and video to Asia. The new company, to be called iBEAM Asia, will be responsible for extending the Company's current business and services to Asia. This will include deployment and operation of MaxCaster servers into ISPs and Internet access providers and distributing video and audio content from media companies to end users in over 50 countries in the Pacific Rim, Indian subcontinent, and Middle East. The joint venture will be 51% owned by PCCW and 49% owned by iBEAM and is expected to be operational by the end of 2000. The joint venture will be accounted for under the equity method of accounting. In addition, in February 2000, PCCW purchased $30 million of Series E for $13.75 per share.

   RealNetworks, Inc.

   In February 2000, the Company entered into a seven-year Infrastructure Software License Agreement with RealNetworks, Inc. for an initial payment of $10.0 million for the G2 streaming software platform. Additionally, the Company has agreed to pay RealNetworks a quarterly royalty, subject to certain annual minimum and maximum payments. The aggregate future minimum payments under the agreement are $15 million.

   The Walt Disney Company

   In March 2000, the Company agreed to issue shares of series G redeemable convertible preferred stock ("Series G") to The Walt Disney Company for $10.0 million at a price per share equal to the price to the public in the initial public offering. Series G will convert into common stock on a one-for-one basis at the closing of this offering. Based on an assumed public offering price of $10.00 per share, Walt Disney will purchase 1,000,000 shares of Series G.

   Excite@Home

   In April 2000, the Company agreed to issue shares of series H redeemable convertible preferred stock ("Series H") to Excite@Home for $5.0 million at a price per share equal to the price to the public in the initial public offering, less underwriting commissions and discounts. Series H will convert into common stock on a one-for-one basis at the closing of this offering. Based on an assumed public offering price of $10.00 per share, Excite@Home will purchase 537,634 shares of Series H.

   Stock Option Plans

   The Company's 2000 Stock Plan (the "2000 Plan") was adopted by the Board of Directors in January 2000, as amended in May 2000, subject to stockholder approval. The 2000 Plan provides for the grant of incentive stock options to employees and non-statutory stock options and stock purchase rights to employees, directors and consultants.

   A total of 9,639,000 shares of common stock were reserved for issuance pursuant to the 2000 Plan. No options have yet been issued. The number of shares reserved for issuance under the 2000 Plan will increase annually on January 1st of each calendar year, effective beginning in 2001, equal to the lesser of:

  . 5% of the outstanding shares of common stock on the first day of the year,

  .  10,000,000 shares or

  .  such lesser amount as determined by the Board of Directors.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


   In January 2000, the Board of Directors adopted, subject to stockholder approval, the 2000 Director Option Plan (the "Director Plan"). The Director Plan provides for the periodic grant of nonstatutory stock options to non-employee directors. A total of 500,000 shares were reserved for issuance under the Director Plan.

   In January 2000, the Board of Directors adopted, subject to stockholder approval, the 2000 Employee Stock Purchase Plan (the "Purchase Plan"), which was subsequently amended in May 2000. A total of 1,500,000 shares of common stock will be made available under the Purchase Plan. The Purchase Plan provides for annual increases in the number of shares available for issuance on January 1st of each year, beginning in 2001, equal to the lesser of (i) 2% of the outstanding shares of common stock on the first day of the calendar year, (ii) 3,000,000 shares, or (iii) such other lesser amount as determined by the Board of Directors. The Purchase Plan is intended to qualify for preferential tax treatment and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before January 31, 2001. The Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase no more than 10,000 shares during any 6-month purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                   OVERVIEW

   On March 21, 2000, iBEAM Broadcasting Corporation ("iBEAM" or the "Company") entered into a definitive agreement to acquire webcasts.com, Inc. ("webcasts.com") in a transaction to be accounted for as a purchase business combination. Webcasts.com provides interactive broadcasting services and proprietary tools that give businesses the ability to conduct live and on-demand Internet broadcasts for use in distance learning, corporate communications, sales presentations, on-line trade shows and interactive television.

   On April 28, 2000, the Company consummated this acquisition. All issued and outstanding shares and warrants of webcasts.com were exchanged for shares of the Company's series F redeemable convertible preferred stock ("Series F") equal to 8% of the as adjusted capitalization of the combined companies immediately following the acquisition. Using the capitalization of the companies as of April 28, 2000 as adjusted for the planned issuance of 1,537,634 shares of preferred stock to The Walt Disney Company and Excite@Home and the repurchase of 908,820 shares of common stock in May 2000, the Company issued 8,233,173 shares, at $10.00 per share, for a value of approximately $82.3 million. In addition, based on an exchange ratio of 0.34743 shares of iBEAM for every share of webcasts.com, all of the outstanding options granted under the webcasts.com 1999 Stock Option Plan were converted into options to purchase 706,285 shares of the Company's Series F. The fair value of these options of approximately $5.2 million was determined using the Black-Scholes option pricing model and is included as a component of the purchase price. The Company also issued a $3.0 million note to the webcasts.com's redeemable preferred stockholders, which is payable on September 20, 2000 and bears interest at 10% per annum. The Company anticipates incurring approximately $1.7 million in acquisition related expenses, which consist primarily of financial advisory, accounting and legal fees. In addition, the former securityholders of webcasts.com may receive an additional 1,243,932 shares of common stock if the webcasts.com subsidiary meets revenue targets in the twelve months after the closing of the acquisition.

   The total purchase price of $92.2 million will be allocated to the assets acquired, including tangible and intangible assets, and liabilities assumed based upon the fair value of such assets and liabilities on the date of acquisition. The total estimated purchase price of the acquisition has been allocated based on a preliminary basis to assets and liabilities based on management estimates of their fair value and an independent appraisal of certain intangible assets with the excess cost over the net assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase price and fair value of the assets acquired and liabilities assumed. The aggregate purchase price has been allocated as follows (in thousands):

      Tangible assets received......................................... $12,896
      Purchased technology.............................................   2,000
      Assembled workforce..............................................   2,150
      Non-competition agreements.......................................   4,700
      Goodwill.........................................................  83,963
      Liabilities assumed.............................................. (13,530)
                                                                        -------
                                                                        $92,179
                                                                        =======

   The tangible assets consist primarily of cash and cash equivalents, accounts receivable and property and equipment. The liabilities assumed consist primarily of accounts and notes payable and a revolving line of credit. Webcasts.com's tangible assets received and liabilities assumed as of March 31, 2000 were used for purposes of calculating the pro forma adjustments as they approximate fair value at such date. The amounts allocated to purchased technology, assembled workforce, and non-competition agreements are being amortized over their estimated useful lives of three years. The purchase price in excess of net identified tangible and intangible assets is allocated as goodwill, which is being amortized over three years.

   The acquisition is expected to be structured as a tax-free exchange of stock, therefore, the differences between the recognized fair values of acquired assets, including tangible and intangible assets and their historical tax bases, are not deductible for tax purposes.

                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              March 31, 2000
                                 (in thousands)

                                                            Pro Forma
                               Historical  Historical  -----------------------
                                 iBEAM    webcasts.com Adjustments    Combined
           ASSETS              ---------- ------------ -----------    --------
Current assets:
 Cash and cash equivalents...   $  9,849     $9,295     $    --       $ 19,144
 Short-term investments......     11,980        --           --         11,980
 Accounts receivable, net....        217        831          --          1,048
 Prepaid expenses and other
  current assets.............      6,857         91          --          6,948
                                --------    -------     --------      --------
  Total current assets.......     28,903     10,217          --         39,120
Property and equipment, net..     36,886      2,581          --         39,467
Note receivable due from
 webcasts.com................     10,000        --       (10,000)(A)       --
Goodwill and acquired
 intangible assets...........        --       3,796       89,017 (B)    92,813
Other assets.................      4,637         98          --          4,735
                                --------    -------     --------      --------
                                $ 80,426    $16,692     $ 79,017      $176,135
                                ========    =======     ========      ========

     LIABILITIES, REDEEMABLE PREFERRED STOCK AND
          STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
 Accounts payable............   $  8,012    $ 1,567     $    --       $  9,579
 Accrued liabilities.........      3,187        581        1,700 (B)     5,468
 Deferred revenue............        331        116          --            447
 Current portion of capital
  lease obligations..........      2,591        107          --          2,698
 Revolving line of credit,
  current portion............        --         122          --            122
 Note payable due to iBEAM...        --      10,000      (10,000)(A)       --
 Notes payable to
  webcasts.com's redeemable
  preferred stockholders.....        --         --         3,000 (B)     3,000
                                --------    -------     --------      --------
  Total current liabilities..     14,121     12,493       (5,300)       21,314
Revolving line of credit.....        --         969          --            969
Capital lease obligations,
 net of current portion......      6,601         68          --          6,669
                                --------    -------     --------      --------
  Total liabilities..........     20,722     13,530       (5,300)       28,952
                                --------    -------     --------      --------
Redeemable convertible
 preferred stock.............     96,114        --        87,479 (B)   183,593
                                --------    -------     --------      --------
Redeemable preferred stock...        --       2,639       (2,639)(B)       --
                                --------    -------     --------      --------
Stockholders' equity
 (deficit):
 Common stock................          2        --           --              2
 Additional paid-in capital..     60,320      8,497       (8,497)(B)    60,320
 Stockholders' note
  receiveable................     (2,000)       --           --         (2,000)
 Unearned stock-based
  compensation...............    (28,386)       --           --        (28,386)
 Deficit accumulated during
  development stage..........    (66,346)    (7,974)       7,974 (B)   (66,346)
                                --------    -------     --------      --------
  Total stockholders' equity
   (deficit).................    (36,410)       523         (523)      (36,410)
                                --------    -------     --------      --------
                                $ 80,426    $16,692     $ 79,017      $176,135
                                ========    =======     ========      ========

 See accompanying notes to unaudited pro forma combined financial information.

                      iBEAM BROADCASTING CORPORATION

                       (a development stage company)

           UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     Three Months Ended March 31, 2000

                   (in thousands, except per share data)

                                Historical  Historical
                                  iBEAM    webcasts.com Adjustments   Combined
                                ---------- ------------ -----------   --------
Revenue.......................   $    532    $ 1,551      $    --     $  2,083
                                 --------    -------      -------     --------
Operating costs and expenses:
 Cost of services.............      8,119      1,675           --        9,794
 Engineering and development..      4,584        477           --        5,061
 Sales and marketing..........      5,768      1,198           --        6,966
 General and administrative...      3,733      1,365           --        5,098
 Goodwill amortization........         --        143        7,591 (C)    7,734
                                 --------    -------      -------     --------
   Total costs and operating
    expenses..................     22,204      4,858        7,591       34,653
                                 --------    -------      -------     --------
Loss from operations..........    (21,672)    (3,307)      (7,591)     (32,570)
Other income (expense), net...        317       (233)          --           84
                                 --------    -------      -------     --------
Net loss......................    (21,355)    (3,540)      (7,591)     (32,486)
Dividends and accretion
 related to preferred stock
 and redeemable warrants......    (10,796)    (1,260)          --      (12,056)
                                 --------    -------      -------     --------
Net loss attributable to
 common stock.................   $(32,151)   $(4,800)     $(7,591)    $(44,542)
                                 ========    =======      =======     ========
Net loss per share
 attributable to common stock:
 Basic and diluted............   $  (3.04)                            $  (2.37)
                                 ========                             ========
 Weighted average common
  shares outstanding..........     10,589                               18,822
                                 ========                             ========
Pro forma net loss per share
 attributable to common
 stock: (D)
 Basic and diluted............   $  (0.43)                            $  (0.54)
                                 ========                             ========
 Weighted average common
  shares outstanding..........     74,860                               83,093
                                 ========                             ========

 See accompanying notes to unaudited pro forma combined financial information.

                         iBEAM BROADCASTING CORPORATION
                         (a development stage company)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          Year Ended December 31, 1999
                     (in thousands, except per share data)

                                                     webcasts.com                         Pro Forma
                                     ------------------------------------------------ ---------------------
                          Historical  Historical  Historical Adjust-      Pro Forma   Adjust-
                            iBEAM    webcasts.com    RIG      ments      webcasts.com  ments       Combined
                          ---------- ------------ ---------- -------    ------------- --------     --------
Revenue.................   $    149    $ 2,431     $ 2,648    $(174)(E)    $ 4,905    $     --     $  5,054
                           --------    -------     -------    -----        -------    --------     --------
Operating costs and
 expenses:
 Cost of services.......      8,249      1,800       1,913     (174)(E)      3,539          --       11,788
 Engineering and
  development...........      4,531        235          35       --            270          --        4,801
 Sales and marketing....     10,363        768         307       --          1,075          --       11,438
 General and
  administrative              7,174      3,681       1,585       28 (F)      5,294          --       12,468
 Amortization of
  goodwill and acquired
  intangibles...........         --         97          --      476 (G)        573      30,365 (C)   30,938
                           --------    -------     -------    -----        -------    --------     --------
  Total operating costs
   and expenses.........     30,317      6,581       3,840      330         10,751      30,365       71,433
                           --------    -------     -------    -----        -------    --------     --------
Loss from operations....    (30,168)    (4,150)     (1,192)    (504)        (5,846)    (30,365)     (66,379)
Other income (expense),
 net....................        200        (86)       (472)     468 (H)        (90)         --          110
                           --------    -------     -------    -----        -------    --------     --------
Net loss................    (29,968)    (4,236)     (1,664)     (36)        (5,936)    (30,365)     (66,269)
Dividends and accretion
 related to preferred
 stock and redeemable
 warrants...............         --     (1,797)         --       --         (1,797)         --       (1,797)
                           --------    -------     -------    -----        -------    --------     --------
Net loss attributable to
 common stock...........   $(29,968)   $(6,033)    $(1,664)   $ (36)       $(7,733)   $(30,365)    $(68,066)
                           ========    =======     =======    =====        =======    ========     ========
Net loss per share
 attributable to common
 stock:
 Basic and diluted......   $  (3.43)                                                               $  (4.01)
                           ========                                                                ========
 Weighted average common
  shares outstanding....      8,726                                                                  16,959
                           ========                                                                ========
Pro forma net loss per
 share attributable to
 common
 stock: (D)
 Basic and diluted......   $  (0.63)                                                               $  (1.22)
                           ========                                                                ========
 Pro forma weighted
  average common shares
  outstanding...........     47,435                                                                  55,668
                           ========                                                                ========

 See accompanying notes to unaudited pro forma combined financial information.

                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Basis of presentation

   The unaudited pro forma combined balance sheet gives effect to this acquisition as if it occurred on March 31, 2000 and combines the balance sheet of iBEAM as of March 31, 2000 and the consolidated balance sheet of webcasts.com as of March 31, 2000.

   On October 15, 1999, webcasts.com completed its acquisition of all the outstanding capital stock of The Rock Island Group, Inc. ("RIG"). The RIG acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of RIG have been included in the consolidated financial statements of webcasts.com since the acquisition date.

   The unaudited pro forma statement of operations gives effect to the webcasts.com acquisition as if it had occurred on January 1, 1999 and presents the results of operations of iBEAM for the year ended December 31, 1999 combined with the unaudited pro forma statement of operations of webcasts.com for the year ended December 31, 1999. The unaudited pro forma statement of operations of webcasts.com includes the results of operations of webcasts.com for the year ended December 31, 1999 combined with the results of operations of RIG for the period from January 1, 1999 to October 14, 1999 as if the RIG acquisition occurred on January 1, 1999.

   The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or the financial position of the combined companies.

2. Pro forma adjustments

   The following adjustments were applied to iBEAM's historical financial statements and those of webcasts.com to arrive at the pro forma combined financial information:

  A  To eliminate the intercompany promissory note.

  B To reflect the issuance of Series F preferred stock and the assumption of options to purchase Series F preferred stock in connection with the acquisition of webcasts.com and to record the issuance of a $3.0 million note payable by iBEAM to webcasts.com's redeemable preferred stockholders, estimated transaction costs of $1.7 million and other assets and liabilities at their fair value.

  C To reflect the amortization of goodwill and other intangibles over their estimated useful lives as follows:

                                                      Amortization Expenses
                                               ------------------------------------ ---
                                  Amortization    Year Ended     Three Months Ended
                          Amount     Period    December 31, 1999   March 31, 2000
                          ------- ------------ ----------------- ------------------
Goodwill................  $83,963   3 years         $27,987            $6,996
Purchased technology....    2,000   3 years             667               167
Assembled workforce.....    2,150   3 years             717               179
Non-compete agreements..    4,700   3 years           1,567               392

     The estimated useful life related to the assembled workforce was based on the remaining vesting schedule of the employees' stock options and the historical experience of employee turnover. The estimated useful life related to the non-compete agreement was based on the term of the non-compete provisions.

  D Pro forma basic and diluted net loss per share attributable to common stock is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's outstanding redeemable convertible preferred stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The shares of Series F, issued as consideration for the
                        iBEAM BROADCASTING CORPORATION
                         (a development stage company)

   NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION--(Continued)

     acquisition, are assumed to be converted into the Company's common stock under the automatic conversion feature and outstanding as of January 1, 1999. Common stock subject to repurchase rights and incremental shares of common and preferred stock issuable upon the exercise of stock options and warrants, aggregating 22,258,000 shares at March 31, 2000 and 18,657,000 shares at December 31, 1999, have been excluded from the diluted net loss per share calculation because to do so would be antidilutive.

  E To eliminate revenue related to product sales to webcasts.com by RIG prior to webcasts.com's acquisition of RIG. Additionally, the related cost of revenue recognized by RIG has been eliminated.

  F To reflect additional depreciation expense on the fair value of tangible assets acquired.

  G To record the additional amortization of goodwill related to the acquisition of RIG as if the transaction occurred on January 1, 1999.

  H To reduce interest expense, resulting from the settlement of notes payable in connection with the acquisition of RIG as if the settlement occurred on January 1, 1999.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
webcasts.com, Inc.

   We have audited the accompanying consolidated balance sheets of webcasts.com, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of webcasts.com, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                    KPMG LLP

Oklahoma City, Oklahoma
February 21, 2000

                       WEBCASTS.COM, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                    December 31,     March 31,
                                                   ---------------  -----------
                                                    1998    1999       2000
                                                   ------  -------  -----------
                                                                    (unaudited)
                      ASSETS
Current assets:
 Cash............................................. $   23  $ 1,780    $ 9,295
 Trade accounts receivable, net of allowance for
  doubtful accounts of $22, $31 and $36 in
  1998, 1999 and 2000, respectively...............    411      902        831
 Prepaid expenses and other current assets........      6      132         53
 Costs of uncompleted contracts...................     57       27         38
                                                   ------  -------    -------
  Total current assets............................    497    2,841     10,217
                                                   ------  -------    -------
Equipment.........................................    138    2,200      2,912
 Less accumulated depreciation and amortization...    (41)    (181)      (331)
                                                   ------  -------    -------
Net equipment.....................................     97    2,019      2,581
Goodwill, net of accumulated amortization of $98
 and $241, respectively...........................     --    3,939      3,796
Other assets......................................     --       71         98
                                                   ------  -------    -------
                                                   $  594  $ 8,870    $16,692
                                                   ======  =======    =======
  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable................................. $  242  $ 1,178    $ 1,567
 Deferred revenues................................    139      134        116
 Accrued liabilities..............................     67      378        581
 Notes payable, current portion...................    203       64     10,000
 Revolving line of credit, current portion........     --       --        122
 Notes payable to common stockholders.............    419       --         --
 Notes payable to preferred stockholders..........     --    2,720         --
 Current portion of capital lease obligations.....     23       99        107
                                                   ------  -------    -------
  Total current liabilities.......................  1,093    4,573     12,493
Revolving line of credit..........................     --      978        969
Notes payable, net of current portion.............     --       52         --
Capital lease obligations, net of current
 portion..........................................     18      102         68
                                                   ------  -------    -------
  Total liabilities...............................  1,111    5,705     13,530
                                                   ------  -------    -------
Redeemable Preferred Stock:
 Series A Senior Preferred Stock, $.0001 par value
  with a redemption and liquidation value of $200
  per share; 30 shares authorized, 23 shares
  issued and outstanding..........................     --    1,878      1,997
 Series B Senior Preferred Stock, $.0001 par value
  with a redemption and liquidation value of $200
  per share; 4 shares authorized, 3 shares issued
  and outstanding.................................     --      244        259
 Series C Senior Preferred Stock, $.0001 par value
  with a redemption and liquidation value of $200
  per share; 5 shares authorized, 4 shares issued
  and outstanding.................................     --      361        383
                                                   ------  -------    -------
  Total redeemable preferred stock................     --    2,483      2,639
                                                   ------  -------    -------

Stockholders' equity (deficit):
 Series D Senior Convertible Preferred Stock,
  $.0001 par value with a liquidation value of
  $17.39 per share, 230 shares authorized and 210
  shares issued and outstanding in 1999; and 361
  shares authorized and 345 shares issued and
  outstanding in 2000.............................     --       --         --
 Common stock, $.00001 par value, 50,000 shares
  authorized, 12,875 shares issued and 10,787
  shares outstanding in 1998, 12,150 shares issued
  and outstanding in 1999 and 20,105 shares issued
  and outstanding in 2000.........................     --       --         --
 Warrants to purchase common stock................     --    2,292         --
 Additional paid in capital.......................     73    2,824      8,497
 Accumulated deficit..............................   (198)  (4,434)    (7,974)
 Treasury stock, 2,087 shares at cost in 1998.....   (392)      --         --
                                                   ------  -------    -------
  Total stockholders' equity (deficit)............   (517)     682        523
                                                   ------  -------    -------
Commitments and contingencies (Notes 3, 4, 8 and
 10)..............................................     --       --         --
                                                   ------  -------    -------
                                                   $  594  $ 8,870    $16,692
                                                   ======  =======    =======


          See accompanying notes to consolidated financial statements.

                       WEBCASTS.COM, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                Three Months
                                               Years Ended         Ended
                                              December 31,       March 31,
                                             ----------------  ---------------
                                              1998     1999     1999    2000
                                             -------  -------  ------  -------
                                                                (unaudited)
Revenues.................................... $ 1,997  $ 2,431  $  734  $ 1,551
Cost of revenues............................   1,300    1,800     296    1,675
                                             -------  -------  ------  -------
  Gross profit (loss).......................     697      631     438     (124)
Operating expenses..........................     896    4,781     497    3,183
                                             -------  -------  ------  -------
Loss from operations........................    (199)  (4,150)    (59)  (3,307)
Interest income.............................     --        33     --        58
Interest expense............................     (48)    (119)    (18)    (291)
                                             -------  -------  ------  -------
  Net loss..................................    (247)  (4,236)    (77)  (3,540)
Preferred stock dividends in arrears and
 accretion of discount on preferred stock
 and redeemable warrants....................     --    (1,797)    --    (1,260)
                                             -------  -------  ------  -------
  Net loss applicable to common stock....... $  (247) $(6,033) $  (77) $(4,800)
                                             =======  =======  ======  =======
Net loss per average common share
 outstanding--basic and diluted............. $ (0.02) $ (0.51) $(0.01) $ (0.39)
                                             =======  =======  ======  =======
Weighted average common shares--basic and
 diluted....................................  12,226   11,758  10,931   12,240
                                             =======  =======  ======  =======



          See accompanying notes to consolidated financial statements.

                       WEBCASTS.COM, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                            Series D
                            Preferred                                            Retained                Total
                              Stock     Common Stock     Warrants   Additional   Earnings            Stockholders'
                          ------------- -------------- to Purchase   Paid-in   (Accumulated Treasury    Equity
                          Shares Amount Shares  Amount Common Stock  Capital     Deficit)    Stock     (Deficit)
                          ------ ------ ------  ------ ------------ ---------- ------------ -------- -------------
Balance, December 31,
 1997...................    --    $--   12,875   $ --    $    --     $    --     $    77     $  --      $    77
Distributions to
 stockholders...........    --     --       --     --         --          --         (28)       --          (28)
Purchase of 2,392 shares
 of treasury stock, at
 cost...................    --     --       --     --         --          --          --      (450)        (450)
Sale of 304 shares of
 treasury stock.........    --     --       --     --         --          73          --        58          131
Net loss................    --     --       --     --         --          --        (247)       --         (247)
                           ---    ---   ------   ----    -------     -------     -------     -----      -------
Balance, December 31,
 1998...................    --     --   12,875     --         --          73        (198)     (392)        (517)
Common stock issued to
 employees..............    --     --    2,031     --         --         516          --        --          516
Sale of common stock....    --     --      859     --         --         126          --        --          126
Exercise of stock
 options................    --     --        4     --         --           1          --        --            1
Issuance of preferred
 stock for acquisition..   210     --       --     --         --       4,000          --        --        4,000
Retirement of treasury
 stock..................    --     --   (3,619)    --         --        (392)         --       392           --
Sale of Bridge Loan
 Warrants...............    --     --       --     --        311          --          --        --          311
Sale of preferred stock
 warrants...............    --     --       --     --        633          --          --        --          633
Issuance of options and
 warrants for services..    --     --       --     --         --          91          --        --           91
Accretion of redeemable
 preferred stock........    --     --       --     --         --        (276)         --        --         (276)
Accretion of warrants to
 purchase common stock..    --     --       --     --      1,348      (1,348)         --        --           --
Stock-based
 compensation...........    --     --       --     --         --          33          --        --           33
Net loss................    --     --       --     --         --          --      (4,236)       --       (4,236)
                           ---    ---   ------   ----    -------     -------     -------     -----      -------
Balance, December 31,
 1999...................   210     --   12,150     --      2,292       2,824      (4,434)       --          682
Exercise of stock
 options (unaudited)....     4     --       31     --         --          34          --        --           34
Issuance of preferred
 stock (unaudited)......    11     --       --     --         --         275          --        --          275
Conversion of debt to
 preferred stock
 (unaudited)............   120     --       --     --         --       2,782          --        --        2,782
Exercise of warrants
 (unaudited)............    --     --    7,924     --     (3,259)      3,281          --        --           22
Accretion of redeemable
 preferred stock
 (unaudited)............    --     --       --     --         --        (156)         --        --         (156)
Accretion of warrants to
 purchase common stock
 (unaudited)                --     --       --     --        967        (967)         --        --           --
Stock-based compensation
 (unaudited)............    --     --       --     --         --         424          --        --          424
Net loss (unaudited)....    --     --       --     --         --          --      (3,540)       --       (3,540)
                           ---    ---   ------   ----    -------     -------     -------     -----      -------
Balance, March 31, 2000
 (unaudited)............   345    $--   20,105   $ --    $    --     $ 8,497     $(7,974)    $  --      $   523
                           ===    ===   ======   ====    =======     =======     =======     =====      =======

         See accompanying notes to consolidated financial statements.

                       WEBCASTS.COM, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 Three Months
                                                  Years Ended       Ended
                                                 December 31,     March 31,
                                                 --------------  -------------
                                                 1998    1999    1999   2000
                                                 -----  -------  ----  -------
                                                                 (unaudited)
Cash flows from operating activities:
  Net loss...................................... $(247) $(4,236) $(77) $(3,540)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization...............    33      238     9      293
    Accretion of debt discount..................    --       31    --       62
    Issuance of warrants and options for
     services...................................    --       91    --       --
    Stock-based compensation....................    --      549    --      424
    Net change in:
     Accounts receivable........................   (85)     (79)  (74)      71
     Prepaid expenses and other current assets..    (2)    (103)   (7)      79
     Costs of uncompleted contracts.............   (57)      30    33      (11)
     Other assets...............................    --       --    --      (27)
     Accounts payable...........................     3      466   321      389
     Deferred revenues..........................    97       (5)  (82)     (18)
     Accrued liabilities........................    55      142    16      203
                                                 -----  -------  ----  -------
      Net cash used in operating activities.....  (203)  (2,876)  139   (2,075)
                                                 -----  -------  ----  -------
Cash flows used in investing activities:
  Purchase of equipment.........................   (36)  (1,598)  (57)    (712)
  Legal fees paid for acquisition...............    --      (85)   --       --
                                                 -----  -------  ----  -------
      Net cash used in investing activities.....   (36)  (1,683)  (57)    (712)
                                                 -----  -------  ----  -------
Cash flows from financing activities:
  Proceeds from sale of preferred stock.........    --    2,841    --      275
  Proceeds from sale of common stock............    --       77    --       56
  Proceeds from notes payable...................   203      264    --   10,000
  Payments on notes payable.....................    --     (420)  (60)    (116)
  Proceeds from notes payable to preferred
   stockholders.................................    --    3,000    --       --
  Net proceeds from revolving line of credit....    --      978    --      113
  Payments on notes payable to stockholders.....    (4)    (419)  (19)      --
  Cash paid for treasury stock..................   (40)      --    --       --
  Proceeds from sale of treasury stock..........   130       --    --       --
  Distributions to stockholders.................   (28)      --    --       --
  Payments on capital lease obligations.........   (23)     (24)   (4)     (26)
  Cash received through acquisition.............    --       19    --       --
                                                 -----  -------  ----  -------
      Net cash provided by financing
       activities...............................   238    6,316   (83)  10,302
                                                 -----  -------  ----  -------
Net change in cash..............................    (1)   1,757    (1)   7,515
Cash at beginning of period.....................    24       23    23    1,780
                                                 -----  -------  ----  -------
Cash at end of period........................... $  23  $ 1,780  $ 22  $ 9,295
                                                 =====  =======  ====  =======
Supplemental cash flow information:
  Cash paid for interest........................ $  38  $    88  $ 12  $    32
  Debt exchanged for common stock...............    --       50    --       --
  Acquisition consummated through issuance of
   preferred stock..............................    --    4,000    --       --
  Accretion of redeemable preferred stock.......    --      276    --      156
  Purchase of treasury stock, at cost, through
   issuance of notes payable....................   410       --    --       --
  Purchase of equipment through capital leases..    13       --    --       --
  Bridge loan conversion to Series D Preferred
   Stock........................................    --       --    --    2,782

          See accompanying notes to consolidated financial statements.

                       WEBCASTS.COM, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998 and 1999

       (Information insofar as it relates to March 31, 2000 and the three months ended March 31, 1999 and 2000 is unaudited)

(1) Summary of Significant Accounting Policies

   (a) Organization, Nature of Business and Basis of Presentation

   webcasts.com, Inc. (the Company) was founded in 1995 as an interactive digital marketing agency that also develops proprietary technologies. These tools include Internet/Web development and CD-Roms which accounted for approximately 52% of revenues in 1999. The Company also provides custom programming, consulting, and other digital products and services as well as network design, implementation and management based upon specific needs of clients which accounted for approximately 23% of revenues in 1999. During 1997, the Company launched a business to become a web-based interactive broadcasting provider that enables web site and content owners to provide high quality streaming of live and on-demand audio and video content over the Internet which accounted for approximately 13% of revenues in 1999. The Company provides all of the infrastructure to facilitate end-to-end broadcasting which includes production capabilities, sponsorship revenue generation, a network for the delivery of rich media including video, audio, text, graphics and animations, and an integrated, e-commerce enabled interface.

   In the opinion of management, the accompanying unaudited financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000, reflect adjustments (all of which are normal and recurring) which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations of the interim periods presented.

   (b) Principles of Consolidation

   The consolidated financial statements include the accounts of webcasts.com, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

   (c) Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (d) Revenue and Cost Recognition

   Revenue is recognized on the completed contract method for all revenue streams due to the short-term nature of the contracts, generally one to three months in duration. The Company's revenue streams consist generally of four types: Internet/Web development and CD-ROMs; custom programming and consulting for digital products and services; network design, implementation and management; and web-based interactive broadcasting of high quality streaming of live and on-demand audio and video content over the Internet.

   Revenue is recognized upon completion of the contract. Indirect costs and general and administrative expenses are expensed as incurred. Contract costs, consisting primarily of direct labor and material costs, and related revenues are deferred in the balance sheet until completion. A contract is considered complete when all costs have been incurred and the product is performing according to specifications or has been accepted by the customer. The Company also records deferred revenues for advance payment on customer projects. The deferred revenues are recorded as income in the period the services are provided.

                    WEBCASTS.COM, INC. AND SUBSIDIARY

   Costs of revenues include all direct labor and material costs and those indirect costs related to contract performance. Operating expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

   (e) Allowance for Doubtful Trade Accounts Receivable

   The Company extends credit to customers in accordance with normal industry standards and terms. The Company has established an allowance for doubtful accounts based on known factors surrounding the credit risk of specific customers, historical trends and other information. The Company may require that a portion of the estimated billings be paid prior to delivering products or performing services. In addition, the Company may terminate customer contracts if outstanding amounts are not paid.

   (f) Warrants to Purchase Common Stock

   The Company has issued debt and preferred stock with detachable common stock purchase warrants. The stock purchase warrants are initially recorded based on their fair value with the balance of the proceeds allocated to the debt or preferred stock. The debt is accreted to its face value over its term and the accretion is recorded as interest expense in the accompanying statements of operations. Preferred stock which is redeemable for cash at the option of the holder is accreted to its redemption value and the accretion is recorded as a decrease to additional paid in capital in the accompanying statement of stockholders' equity (deficit). Warrants are initially recorded in stockholders' equity (deficit) and warrants which may be put back to the Company for cash at the option of the holder are accreted to the put value over the period from the date of issuance to the earliest put date of the warrants.

   (g) Equipment

   Equipment, stated at cost or the present value of minimum lease payments for assets under capital leases, is depreciated over the estimated useful lives of the assets using the straight-line method. Estimated useful lives range from 3 to 7 years. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred.

   The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   (h) Research and Software Development Costs

   Research and development costs are charged to operations as incurred. Software development and prototype costs incurred prior to establishment of technological feasibility are included in research and development and are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility until general market availability of the product are capitalized, if material. To date, all software development costs incurred subsequent to the establishment of technological feasibility have been expensed as incurred due to their immateriality.

   (i) Income Taxes

   During 1998 the Company was taxed as an S-Corporation under the Internal Revenue Code. As such, income taxes were the responsibility of the shareholders and were not accounted for in the consolidated financial

                    WEBCASTS.COM, INC. AND SUBSIDIARY
statements of the Company. In 1999, the Company received permission from the Internal Revenue Service to change its election from an S-Corporation and, effective January 1, 1999, is taxed as a C-Corporation. As a result, income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and tax operating loss carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. The effect of recognizing deferred tax assets and liabilities due to the change in tax status is included in income tax expense and is fully offset by the income tax benefit generated in 1999.

   (j) Stock Options

   The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25), and related interpretations. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock options, and the expense is recognized over the vesting period.

   Stock options and warrants issued to non-employees for services rendered are recorded as expense upon issuance based on their estimated fair value.

   (k) Loss per Share

   Loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. The effect of warrants to purchase common stock, convertible preferred stock, and stock options has been excluded since the effect would be anti-dilutive.

   (l) Goodwill

   Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

   (m) Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and accordingly does not believe that the adoption of SFAS No. 133 will have a material impact on the financial reporting and related disclosures of the Company. The Company will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," beginning with the first quarter of 2001.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue

                    WEBCASTS.COM, INC. AND SUBSIDIARY
recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of operations of the Company.

   In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). Among other issues, this interpretation clarifies the definition of employee for purposes of applying APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. Management believes that FIN 44 will not have a material effect on the financial position or results of operations of the Company.

(2) Acquisition of The Rock Island Group, Inc.

   On October 15, 1999, the Company acquired The Rock Island Group, Inc.
(RIG), a network design, implementation and management company for approximately $5,000,000. The Company issued 210,000 shares of Series D Senior Convertible Preferred Stock, granted 20,000 options to purchase Series D Senior Convertible Preferred Stock at an option price of $.01, and assumed liabilities of approximately $1,000,000 in exchange for all of the outstanding common and preferred shares of RIG. The purchase price was allocated to the assets acquired based on their estimated fair values, and approximately $450,000 was allocated to current assets. The excess of the purchase price over the fair value of the net assets acquired was approximately $4 million and is being amortized on a straight-line basis over 7 years. In determining the purchase price allocation, the Company identified intangible assets consisting of customer base and assembled workforce. The allocation of the purchase price to these identifiable assets would not materially impact the financial position or the results of operations for 1999 or future results.

   The acquisition was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to the acquisition prior to the closing date.


(3) Notes Payable and Revolving Line of Credit

   In February 1998, the Company entered into an agreement to transfer up to $450,000 of trade receivables with full recourse. The agreement allowed the Company to remit receivables with an aggregate face value of $450,000 to a bank; however, the bank had no obligation to purchase the receivables. For a receivable accepted in accordance with the agreement, the bank would remit 80% of the face value to the Company. The remaining 20% was remitted to the Company after collection of the receivable by the bank. Proceeds from the transfers contemplated by this agreement, which totaled $153,083 at December 31, 1998, are reported as borrowings in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and are included in notes payable in the accompanying 1998 balance sheet. The bank received monthly interest of 2.75% of the average daily balance of the receivables purchased and an administrative fee of 1% of all receivables purchased. The administrative fees are included in operating expenses in the accompanying statement of operations. The borrowings were secured by all assets of the Company and a personal guaranty of the president of the Company.

   The receivable transfer agreement was terminated in May 1999, and replaced with a revolving line of credit with a separate financial institution in the amount of $2,000,000 in September 1999. The revolving line of credit is comprised of a working capital loan not to exceed $1,000,000 and an equipment loan not to exceed $1,000,000. The working capital loan expires September 15, 2000, and there were no borrowings against the loan at

                    WEBCASTS.COM, INC. AND SUBSIDIARY

December 31, 1999 and approximately $113,000 borrowed at March 31, 2000. The equipment loan expires September 15, 2002, and there was $978,480 borrowed against the loan at December 31, 1999 and March 31, 2000. The loans are secured by equipment and trade accounts receivable and bear interest at the prime rate plus 1% (approximately 9.5% and 9.75% at December 31, 1999 and March 31, 2000, respectively).

   In August 1998, the Company borrowed $50,000 from two individuals which was included in notes payable at December 31, 1998. The promissory notes accrued interest at 8% and were convertible to common shares of the Company at maturity of the notes. The notes were converted to common stock in May 1999.

   The Company has three promissory notes to a financial institution outstanding which bear interest at rates ranging from 8.75% to 10.5% at December 31, 1999. The notes are secured by equipment, fixtures and accounts receivable. The notes are due as follows: $63,777 in 2000; $17,306 in 2001; $20,670 in 2002; and $13,596 in 2003.

   During 1998, the Company entered into an agreement to purchase 2,392,006 shares of the Company's common stock from two significant stockholders for $450,000. Each stockholder received $20,000 upon execution of the agreement; a promissory note in the amount of $180,000, due November 30, 1998, bearing interest at 8%, secured by all assets of the Company; and an unsecured promissory note in the amount of $25,000 to be paid in monthly installments of $1,000, plus accrued interest at 8%. Each stockholder received payments of $2,000 on the unsecured notes during 1998. The stockholders extended the payment terms of the secured promissory notes and during May 1999 the agreement was restructured and the stockholders transferred approximately 1,500,000 additional shares to the Company. The Company then paid the promissory notes in full.

   The Company had a note payable to the President of the Company in the amount of $13,000 at December 31, 1998. The note accumulated interest at 8% and was included in notes payable to common stockholders in the accompanying 1998 balance sheet. The note was repaid in 1999.

   During November 1999, the Company issued unsecured bridge promissory notes to preferred stockholders in the aggregate amount of $3,000,000. The notes bear interest at 10% with interest and principal due on September 30, 2000. The notes were issued with detachable common stock purchase warrants (the Bridge Warrants) and the recorded value is net of amounts allocated to the Bridge Warrants. The debt increased approximately $31,000 and $62,000 for the accretion of the debt to its face value during 1999 and the three months ended March 31, 2000, respectively. The promissory notes were converted to 120,000 shares of Series D Preferred Stock on February 29, 2000.

   In March 2000, the Company entered into a $10,000,000 promissory note with iBEAM Broadcasting Corporation (iBEAM). The note bears interest at prime rate +1%, with principal and interest due at maturity on March 1, 2001.

(4) Redeemable Preferred Stock

   During May and June 1999, the Company issued 23,093 shares of Series A Senior Preferred Stock (Series A Stock), 3,000 shares of Series B Senior Preferred Stock (Series B Stock), and 4,000 shares of Series C Senior Preferred Stock (Series C Stock) (collectively the Preferred Stock), together with detachable warrants to purchase an aggregate of 7,756,243 shares of common stock (Preferred Warrants), for approximately $3,000,000. The Preferred Stock is not convertible, ranks senior to the common stock and Series D Preferred Stock of the Company and has a liquidation preference of $200 per share plus all accrued, accumulated and unpaid dividends. Dividends on the Preferred Stock are cumulative and accrue at an annual rate of $8 per share, payable quarterly when and if declared by the Company. As of December 31, 1999 and March 31, 2000, cumulative dividends in arrears for the Preferred Stock were approximately $120,000 and $180,000, respectively. The Company may elect to pay all or part of dividends declared before June 30, 2002 by issuing additional Preferred Stock and Preferred Warrants. All dividends not declared before the earlier of a Qualified Public Offering, as defined in the Preferred

                    WEBCASTS.COM, INC. AND SUBSIDIARY

Stock purchase agreements, or June 30, 2004 will be deemed to have not accumulated and will not be required to be paid or declared.

   The holders of the Series A and B Stock have voting rights equivalent to
23.10 common shares and holders of Series C Stock have voting rights equivalent to 14.684 common shares. The holders of the Preferred Stock, voting together as a class, are entitled to elect two directors of the Company, including Chairman of the Board, and certain actions of the Company require approval by the holders of the Preferred Stock. These rights terminate upon redemption of all of the Preferred Stock.

   The Preferred Warrants have an exercise price of less than $.01 and may be exercised at any time prior to expiration. Approximately 6,255,000 of the Preferred Warrants expire in May 2009 and approximately 1,501,000 Preferred Warrants expire in June 2009.

   The Company may redeem the Preferred Stock for cash at any time for $200 per share plus all accrued, accumulated and unpaid dividends. The owners of the Preferred Stock have the option any time after May 14, 2003, to require the Company to redeem one or more shares of their Preferred Stock at the liquidation preference of $200 per share. In addition, each owner of the Preferred Stock, the related Preferred Warrants, and shares obtained through exercise of the Preferred Warrants, have the option any time after May 14, 2004 but before May 14, 2006 to require the Company to purchase all or part of their Preferred Stock, Preferred Warrants or shares obtained through exercise of the Preferred Warrants at the fair value of the securities. The estimated fair value of the Preferred Warrants is approximately $14,100,000 at December 31, 1999. The Preferred Warrants were exercised on March 31, 2000 for 7,756,000 shares of common stock.

(5) Stockholders' Equity (Deficit)

   Common Stock

   During 1999, the board of directors and shareholders of the Company approved amended and restated certificates of incorporation which ultimately authorized 50,000,000 shares of common stock ($.00001 par value) and 2,000,000 shares of preferred stock ($.0001 par value). In addition, the Company increased its outstanding shares through two splits of the common stock aggregating 21,458-for-1. The Company's common stockholders have entered into an agreement which provides for restrictions on transfers of stock and certain rights of first refusal of shares of stock offered for sale by stockholders. All share information has been restated for the stock splits.

   Preferred Stock and Preferred Stock Options

   As discussed in note 2, 210,000 shares of the Series D Senior Convertible Preferred Stock (Series D Stock) and options to purchase 20,000 shares of Series D Stock were issued in 1999 in connection with the acquisition of RIG. The Series D Stock ranks senior to the common stock of the Company and has a liquidation preference of $17.39 per share plus all accrued, accumulated and unpaid dividends. Dividends on the Series D Stock are cumulative and accrue at an annual rate of $1.22 per share, payable quarterly when and if declared by the Company. As of December 31, 1999 and March 31, 2000, cumulative dividends in arrears for the Series D Stock were approximately $53,000 and $120,000, respectively. The holders of the Series D Stock have voting rights equivalent to those of common stockholders. The options to purchase additional Series D Stock have an exercise price of $.01 per share, a term of 10 years and fully vested on March 31, 2000. No options to purchase the Series D Stock have been exercised as of December 31, 1999.

   The Series D Stock and related options are convertible to an aggregate of 2,300,000 shares of the Company's common stock at any time, however, if not converted prior to the Company's next private placement of equity securities and the fair value of the Company is determined to be less than $40,000,000 at the time of the private placement, the Series D Stock and related options are convertible into 2,400,000 shares of the Company's common stock. In addition, the Series D Stock and related options are automatically converted upon

                    WEBCASTS.COM, INC. AND SUBSIDIARY
a Qualified Public Offering, as defined in the acquisition agreement. Options to purchase 4,500 shares of Series D Stock were exercised in the three months ended March 31, 2000, and 15,500 options remain outstanding at March 31, 2000.

   Warrants to Purchase Common Stock

   As discussed in note 3, the Company issued unsecured bridge promissory notes with detachable Bridge Warrants during 1999. The amount of Bridge Warrants to be issued to each holder is equal to 10% of the unsecured bridge promissory notes (total of $300,000) divided by (a) the implied value of one share of common stock in a Qualified Transaction or (b) $1.75 in the event a private placement does not occur prior to the maturity of the Bridge Warrants on November 30, 2009. The Bridge Warrants are exercisable any time after a Qualified Transaction and before maturity at an exercise price of $.01. The Bridge Warrants were exercised in the three months ended March 31, 2000 for 120,000 shares of common stock.

   The Company also issued warrants to purchase 47,406 shares of common stock at an exercise price of $.01 to a third party in exchange for services provided to the Company. These warrants are exercisable any time prior to expiration in May 2004. The warrants were exercised in full in the three months ended March 31, 2000.

(6) Equipment

   Equipment consisted of the following (in thousands):

                                                          December
                                                             31,      March 31,
                                                         ----------- -----------
                                                         1998  1999     2000
                                                         ---- ------ -----------
                                                                     (unaudited)
   Office equipment..................................... $ 16 $   67   $   97
   Computer equipment...................................  122  2,133    2,815
                                                         ---- ------   ------
                                                         $138 $2,200   $2,912
                                                         ==== ======   ======

(7) Capital Leases

   The Company leases certain equipment under agreements which are classified as capital leases. The leases have original terms ranging from 2 to 7 years. Leased capital assets included in property and equipment are as follows (in thousands):

                                                     December 31,     March 31,
                                                     --------------  -----------
                                                      1998    1999      2000
                                                     ------  ------  -----------
                                                                     (unaudited)
   Furniture and fixtures........................... $   63  $   40     $ 40
   Computer equipment...............................     --     230      230
                                                     ------  ------     ----
                                                         63     270      270
   Less: Accumulated amortization...................    (23)    (59)     (80)
                                                     ------  ------     ----
                                                     $   40  $  211     $190
                                                     ======  ======     ====

                     WEBCASTS.COM, INC. AND SUBSIDIARY

   The following is a schedule by year of future minimum lease payments for all capital leases together with the present value of the net minimum lease payments as of December 31, 1999 ( in thousands):

   2000................................................................... $108
   2001...................................................................   52
   2002...................................................................   42
   2003...................................................................   19
                                                                           ----
   Total minimum lease payments...........................................  221
   Less: Imputed interest.................................................  (20)
                                                                           ----
   Present value of minimum lease payments................................  201
   Less: Current maturities...............................................  (99)
                                                                           ----
   Long-term obligations.................................................. $102
                                                                           ====

(8) Operating Leases

   The Company leases office space and equipment under noncancellable operating leases. Rental expense for the office space and equipment was approximately $33,000 and $154,000 in 1998 and 1999, respectively. The future minimum payments by year as of December 31, 1999, are as follows (in thousands):

   2000................................................................... $ 232
   2001...................................................................   200
   2002...................................................................   187
   2003...................................................................   100
                                                                           -----
                                                                           $ 719
                                                                           =====

(9) Income Taxes

   As discussed in note 1, the Company was taxed as an S-Corporation during 1998. As such, income taxes were the responsibility of the shareholders and were not accounted for in the accompanying 1998 financial statements. Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income taxes in 1999 as a result of the following (in thousands):

   Computed expected tax benefit...................................... $(1,440)
   State income taxes benefit.........................................    (207)
   Increase in the valuation allowance................................   1,432
   Other, net.........................................................     215
                                                                       -------
                                                                       $    --
                                                                       =======

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 are as follows (in thousands):

   Net operating loss carryforwards................................... $2,998
   Other, primarily accrued liabilities and stock awards..............     98
                                                                       ------
   Deferred tax assets................................................  3,096
   Deferred tax liability-- property and equipment temporary
    differences.......................................................   (167)
                                                                       ------
                                                                        2,929
   Less valuation allowance........................................... (2,929)
                                                                       ------
   Net deferred tax asset............................................. $   --
                                                                       ======

                     WEBCASTS.COM, INC. AND SUBSIDIARY

   A valuation allowance has been provided for the deferred tax assets because the Company's management has determined it is more likely than not that the net deferred tax asset will not be realized.

   At December 31, 1999 the Company has net operating loss carryforwards of approximately $7,900,000 for federal and state income tax purposes and the carryforwards expire in 2011 to 2015. Approximately $4,200,000 of the net operating loss carryforwards were generated by RIG prior to the acquisition (see note 2) and begin to expire in 2011. Utilization of these carryforwards is limited by section 382 of the Internal Revenue Code (section 382). In addition, changes in ownership, as defined by section 382, during 1999 and in future periods could limit the amount of net operating loss carryforwards used in any one year. Any tax benefit recognized as a result of utilization of RIG pre-acquisition tax operating losses will reduce goodwill recorded in connection with the RIG acquisition and will not reduce future financial income tax expense.

(10) Employment Agreements

   The Company has employment agreements with four key executive officers which expire in May 2002. In addition to a base salary, the agreements provide for an annual performance bonus of up to $50,000 and six months severance if terminated without cause. Two of the officers owned approximately 7,100,000 shares of common stock upon execution of the employment agreements, and two of the officers were granted approximately 2,000,000 shares of common stock. Approximately 29% of the 2,000,000 shares granted is subject to repurchase if specific web-based broadcasting revenue targets are not achieved. If the employees resign or are terminated with cause, 75% of the stock not repurchased based on the specific revenue targets is subject to further repurchase.

(11) Stock Option Plan

   During 1999, the Company adopted a stock option plan (the Plan) and authorized the issuance of incentive and non-qualified options to purchase 2,200,000 shares of the Company's common stock. All employees have the ability to earn stock options through a performance option program and all options granted in 1999 were non-qualified and issued at a discount of approximately 15% from the fair value of the Company's common stock. Each option allows the applicable employee to purchase one share of common stock at the exercise price determined by the board of directors. Options become exercisable at a rate of no less than 20% per year over five years from the grant date. The exercise price for an employee who owns stock representing more than ten percent of all voting power of all classes of common stock shall be no less than 110% of the fair value of the common stock on the date of grant. The exercise price for all other employees shall be no less than 85% of the fair value of the common stock on the grant date. The term of each option can be no more than ten years from the date of grant. If a participant owns stock representing more than ten percent of the voting power of all classes of stock of the Company, the term of the option will be five years from the date of grant.

   Stock option activity is as follows (in thousands, except per share data):

                                                 Year Ended      Three Months
                                                December 31,    Ended March 31,
                                                    1999             2000
                                               ---------------- ----------------
                                                                  (unaudited)
                                                       Weighted         Weighted
                                               Number  Average  Number  Average
                                                 of    Exercise   of    Exercise
                                               Shares   Price   Shares   Price
                                               ------  -------- ------  --------
   Balance at beginning of period.............    --    $  --   1,366    $1.07
   Granted.................................... 1,396     1.06     653     1.55
   Exercised..................................    (4)    0.32     (31)    0.88
   Forfeited..................................   (26)    0.32      --     0.32
                                               -----            -----
   Balance at end of period................... 1,366     1.07   1,988     1.23
                                               =====            =====

                     WEBCASTS.COM, INC. AND SUBSIDIARY

   Information about stock options outstanding at December 31, 1999, is as follows (in thousands, except per share data):

                   Options           Weighted           Options
   Range of     Outstanding at        Average        Exercisable at     Fair Value
    Option       December 31,        Remaining        December 31,          at
    Prices           1999          Contract Life          1999          Grant Date
   --------     --------------     -------------     --------------     ----------
   $0.32             308            9.75 years             --             $0.19
    0.50             259            9.65 years             94              0.30
    1.55             799            9.89 years             55              0.92

   The Company applies APB Opinion 25 and related interpretations in accounting for its Plan. The amount of expense recognized in 1999 related to employee stock options was $33,000. No expense was recognized in 1998, since no options were granted until 1999. Had the Company applied SFAS 123 in accounting for the plans, the additional compensation costs would have been approximately $64,000. The fair value of each option grant was estimated using an option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 5.5% and expected lives of approximately five years.

(12) 401(k) Plan

   During 1999, the Company established a 401(k) plan in which substantially all employees of the Company are eligible to participate. Company contributions to the 401(k) plan are at the Company's discretion and there were no contributions in 1999.

(13) Business and Credit Concentrations

   In 1998, two customers accounted for 45% of the Company's total revenue, and 47% of trade accounts receivable at December 31, 1998. In 1999, two customers accounted for 24% of the Company's total revenue, and 13% of trade accounts receivable at December 31, 1999. For the three months ended March 31, 2000, two customers accounted for 26% of the Company's total revenue, and 51% of trade accounts receivable.

(14) Related Party Transactions

   The Company leased certain equipment from a corporation controlled by an officer of the Company in 1998 and 1999. The leases expire from December 1999 to October 2000. Aggregate lease payments of approximately $29,000 were made in 1998 and 1999. An aggregate payment of approximately $8,000 will be made in 2000.

(15) Subsequent Event-Proposed Business Combination (Unaudited)

   In April 2000, the Company merged with iBEAM Broadcasting Corporation (iBEAM) in a transaction to be accounted for as a purchase of the Company by iBEAM. Under the terms of the merger, all issued and outstanding shares of common and preferred stock and warrants to purchase shares of the Company were exchanged for approximately 8.2 million shares of series F redeemable convertible preferred stock of iBEAM which are convertible into common stock of iBEAM on a share for share basis upon the closing of iBEAM's initial public offering. In addition, holders of the Company's securities may receive approximately an additional 1.1 million shares of iBEAM common stock if the Company meets revenue targets in the twelve months following the acquisition. Options granted under the Company's 1999 stock option plan were converted into options to purchase shares of iBEAM's series F redeemable convertible preferred stock.

                          [LOGO OF IBEAM BROADCASTING]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee............................................. $   45,540
   NASD filing fee..................................................     17,750
   Nasdaq National Market listing fee...............................     90,000
   Printing and engraving costs.....................................    300,000
   Legal fees and expenses..........................................    600,000
   Accounting fees and expenses.....................................    600,000
   Blue Sky fees and expenses.......................................      5,000
   Transfer Agent and Registrar fees................................     10,000
   Miscellaneous expenses...........................................     81,710
                                                                     ----------
     Total.......................................................... $1,750,000
                                                                     ==========

Item 14. Indemnification Of Directors And Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article X of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   Article VI of our Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of us if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

   We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Amended and Restated Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liability that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers' insurance, if available on reasonable terms.

Item 15. Recent Sales Of Unregistered Securities

   Since inception, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

   (1) Since inception through March 31, 2000, (the most recent practicable date) we granted stock options and restricted stock purchase rights to acquire an aggregate of 25,689,019 shares of our common stock at prices ranging from $0.00024 to $13.07 to employees, consultants and directors pursuant to our 1998 Stock Plan, as amended. These shares were issued in reliance on Section 4(2) and Rule 701 of the Securities Act solely to employees, consultants and directors.

   (2) From inception through March 31, 2000, we issued an aggregate of 12,450,704 shares of our common stock to employees, consultants and directors pursuant to the exercise of options and restricted stock purchase rights granted under our 1998 Stock Plan, as amended, for an aggregate consideration of $3,075,919. These shares were issued in reliance on Section 4(2) and Rule 701 of the Securities Act solely to employees, consultants and directors.

   (3) On March 23, 1998, we sold 7,636,669 shares of common stock to Michael Bowles, Robert Wilmot and Navin Chaddha in exchange for $0.00024 per share for an aggregate purchase price of $1,848.63. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (4) On April 16, 1998, we sold 1,333,333 shares of Series A Preferred Stock for $1.20 per share to Crosspoint Venture Partners 1997 and the Annabel J. Montgomery Revocable Trust for an aggregate purchase price of $1,599,999.60. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (5) On June 8, 1998 and July 21, 1998, we sold 3,248,904 shares of Series B Preferred Stock for $1.65 per share to Accel VI L.P., Accel Internet Fund II L.P., Accel Keiretsu VI L.P., Accel Investors '98 L.P., Crosspoint Venture Partners 1997, Media Technology Ventures L.P., Media Technology Entrepreneurs Fund, L.P., Annabel J. Montgomery Revocable Trust, G&H Partners and Stanford University, for an aggregate purchase price of $5,360,500. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (6) On November 24, 1998, we issued warrants to purchase 92,208 shares of our Series B Preferred Stock to Comdisco, Inc., of which 27,273 have an exercise price of $1.65 and 64,935 have an exercise price of $2.31. These warrants were issued in reliance on Section 4(2) of the Securities Act.

   (7) On February 3, 1999, we sold 3,591,816 shares of Series C Preferred Stock for $3.42 per share to Accel VI L.P., Accel Internet Fund II L.P., Accel Keiretsu VI L.P., Accel Investors '98 L.P., Crosspoint Venture Partners 1997, Media Technology Ventures L.P., Media Technology Ventures Entrepreneurs Fund, L.P., Intel Corporation, Comdisco, Inc., Annabel J. Montgomery Revocable Trust, Montgomery & Associates LP, G&H Partners, Stanford University, Peter Desnoes, Liberty IB, Michael Bowles, Robert Hawk, Chris Dier, Jeffrey and Janna Rodgers Revocable Trust, Larry Goldstein, Allen Freener, Bruce Lawler, Annabel J. Montgomery Trust, Crescendo World Fund, LLC and Eagle Ventures World Fund, LLC for an aggregate purchase price of $12,284,010. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (8) On September 1, 1999, we issued a warrant to purchase 6,396 shares of Series C Preferred Stock at an exercise price of $3.42 to Comdisco, Inc. This warrant was issued in reliance on Section 4(2) of the Securities Act.

   (9) On October 14, 1999, we sold 7,072,732 shares of Series D Preferred Stock for $5.96 per share to Crosspoint Venture Partners 1997, Accel VI L.P., Accel Internet Fund II L.P., Accel Keiretsu VI, L.P., Accel Investors '98 L.P., Media Technology Ventures L.P., Media Technology Ventures Entrepreneurs Fund, L.P., Intel Corporation, Microsoft Corporation, Covad Communications Investment Corp., Comdisco, Inc., Sony Corporation of America, Annabel J. Montgomery Revocable Trust Dated, J.P. Morgan Direct Venture Capital Institutional Investors LLC, J.P. Morgan Direct Venture Capital Private Investors LLC, Crescendo World Fund, LLC, Eagle Ventures WF, LLC, Lunn-iBEAM, LLC, Peter Desnoes, IRA, Robert C. Hawk, Len Grossi, Fred Seegal, WS Investment Company 99B, Chris L. Dier, Bruce D. Lawler, Tom Gillis, Nils Lahr, David Strehlow, Robert Davis and Philip Rosendale for an aggregate purchase price of $42,153,482. These shares were issued in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

   (10) On October 14, 1999, we issued a warrant to purchase 218,120 shares of Series D Preferred Stock at an exercise price of $5.96 to Microsoft Corporation. This warrant was issued in reliance on Section 4(2) of the Securities Act.

   (11) On December 3, 1999, we issued a warrant to purchase 25,268 shares of Series D Preferred Stock at an exercise price of $5.96 to Comdisco, Inc. This warrant was issued in reliance on Section 4(2) of the Securities Act.

   (12) On January 25, 2000, we issued 908,820 shares of common stock to Frederic Seegal for a purchase price of $4.84 per share for an aggregate purchase price of $4,395,600. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (13) On February 15, 2000, we issued 2,181,818 shares of our Series E Preferred Stock to Pacific Century CyberWorks Limited at a per share purchase price of $13.75 for an aggregate consideration of $29,999,997. These shares were issued in reliance on Section 4(2) of the Securities Act.

   (14) On February 25, 2000, we issued a warrant to purchase 537,634 shares of common stock at an exercise price of $9.30 (assuming an initial public offering price of $10.00 per share) to America Online, Inc. This warrant was issued in reliance on Section 4(2) of the Securities Act.

   (15) On February 28, we issued 363,636 shares of our Series E Preferred Stock to America Online, Inc. at a per share purchase price of $13.75 for an aggregate consideration of $5,000,000. These shares were issued in reliance on
Section 4(2) of the Securities Act.

   (16) On March 21, 2000 we entered into an Agreement and Plan of Merger pursuant to which we will acquire webcasts.com. In connection with the closing of the acquisition on April 28, 2000, we issued 8,233,173 shares of our Series F Preferred Stock in exchange for outstanding shares of webcasts.com capital stock. The issuance of these shares was completed in reliance of Section 4(2) of the Securities Act and Regulation D promulgated thereunder. In connection with this acquisition, we also assumed webcasts.com options, which are exercisable to purchase 706,285 shares of our Series F Preferred Stock. These options were granted in reliance upon Rule 701 of the Securities Act.

   (17) On March 16, 2000 we entered into an agreement with The Walt Disney Company pursuant to which The Walt Disney Company has agreed to purchase $10,000,000 of our Series G Preferred Stock prior to the closing of this offering at a price to the public in the offering. Based on an assumed public offering price of $10.00 per share, The Walt Disney Company will purchase 1,000,000 shares of our Series G Preferred Stock. These shares will be issued in reliance on Section 4(2) of the Securities Act.

   (18) On April 10, 2000 we entered into an agreement with Excite@Home pursuant to which Excite@Home has agreed to purchase $5,000,000 of our Series H Preferred Stock prior to the closing of this offering at a price to the public in the offering less underwriting discounts and commissions. Based on an assumed public offering price of $10.00 per share, Excite@Home will purchase 537,634 shares of our Series H Preferred Stock. These shares will be issued in reliance on Section 4(2) of the Securities Act.

   We relied upon the securities exemptions for the issuances listed under footnotes (3)-(15), (17) and (18) above based on the fact that there was no general solicitation or advertising for these issuances. These issuances were made to a limited number of purchasers, each of whom we believe was an accredited investor or, if not, had sufficient financial experience and resources to evaluate the merits and risks of the investment. We believe each investor possessed sufficient financial sophistication to participate in such private financings.

   We are relying upon the securities exemption for the issuance listed under footnote (16) above based on the fact that there was no general solicitation or advertising for the issuance. There was less than 35 non-accredited webcasts.com shareholders, each of whom we believe alone or with his purchaser representative possessed sufficient financial sophistication to participate in this issuance. In addition, we provided all webcasts.com shareholders with information regarding our company as required by Rule 506 of Regulation D.

   For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Relationships and Related Transactions" in the form of prospectus included herein.

Item 16. Exhibits And Financial Statement Schedules

   (a) Exhibits

   Exhibit
    Number                        Description of Document
   -------                        -----------------------
    1.1*    Form of Underwriting Agreement.
    2.1**   Agreement and Plan of Merger, dated March 21, 2000, by and among the Registrant, WAC Acquisition Corporation, and Webcasts.com, Inc.
    3.1     Restated Certificate of Incorporation of the Registrant.
    3.2**   Form of Amended and Restated Certificate of Incorporation of the
            Registrant, to be filed prior to the closing of this offering.
    3.3**   By-Laws of the Registrant.
    3.4**   Form of Amended and Restated By-Laws of the Registrant, to be
            effective upon the closing of this offering.
    4.1     Specimen of common stock certificate.
    4.2     Third Amended and Restated Investors' Rights Agreement dated April
            28, 2000.
    4.3**   Series D Stock Purchase Warrant dated October 14, 1999 held by
            Microsoft Corporation.
    4.4**   Amended and Restated Voting Agreement dated February 15, 2000.
    4.5**   Voting Agreement with Liberty IB, Inc. dated February 12, 1999.
    4.6**   Stock Subscription Warrant dated February 25, 2000 held by America
            Online, Inc.
    5.1     Opinion of Wilson Sonsini Goodrich & Rosati Professional
            Corporation.
   10.1**   Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.
   10.2**   Employment Agreement dated January 12, 1999 between the Registrant and Peter Desnoes.
   10.3**   1998 Stock Plan and forms of agreement thereunder.
   10.4**   2000 Stock Plan and forms of agreement thereunder.
   10.5**   2000 Employee Stock Purchase Plan.
   10.6**   2000 Director Option Plan.
   10.7**   Sublease Agreement dated July 6, 1998 between Netscape
            Communications, Inc. and the Registrant with respect to
            Registrant's facilities in Sunnyvale, California.
   10.8+    iBEAM and Microsoft Broadband Streaming Initiative Agreement dated
            September 20, 1999.
   10.9**+  iBEAM Network Membership Agreement by and between the Registrant and Covad Communications Group dated October 5, 1999.
   10.10+   Teleport Services Agreement dated December 13, 1999 between
            Williams Vyvx Services, a business unit of Williams Communications,
            Inc., and the Registrant.
   10.11+   System Services Agreement dated January 27, 2000 between America
            Online, Inc. and the Registrant.
   10.12**+ iBEAM Network Membership Agreement by and between the Registrant and NorthPoint Communications, Inc. dated September 30, 1999.
   10.13**  Employment Letter between the Registrant and Chris Dier dated
            November 18, 1998.
   10.14**  Employment Letter between the Registrant and Jeremy Zullo dated
            July 9, 1999.
   10.15**  Employment Letter between the Registrant and Nils Lahr dated July
            9, 1999.

   10.16** Consulting Agreement between the Registrant and Frederic Seegal dated January 25, 2000.

   Exhibit
    Number                        Description of Document
   -------                        -----------------------
   10.17**  Restricted Stock Purchase Agreement between the Registrant and
            Frederic Seegal dated January 25, 2000.
   10.18**+ Excite@Home - iBEAM Internet Services Agreement by and between the
            Registrant and At Home Corporation dated April 5, 2000.
   23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants.
   23.2     Consent of KPMG LLP, Independent Auditor.
   23.3     Consent of Counsel. Reference is made to Exhibit 5.1.
   24.1**   Power of Attorney.
   27.1**   Financial Data Schedule.

--------
 * To be filed by amendment.
 **  Previously filed.

 + Confidential treatment has been requested with respect to certain non-public information contained in these exhibits. Such information has been filed with the Securities and Exchange Commission.

   (b) Financial Statement Schedules

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of iBEAM pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of iBEAM in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   We hereby undertake that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by iBEAM pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on the 9th day of May, 2000.

                                          iBEAM BROADCASTING CORPORATION

                                          By: /s/ Chris Dier
                                             __________________________________
                                            Chris Dier
                                            Vice President and Chief Financial
                                            Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                Date
             ---------                           -----                ----

Peter Desnoes*                       President and Chief           May 9, 2000
____________________________________  Executive Officer and
Peter Desnoes                         Chairman of the Board
                                      (Principal Executive
                                      Officer)

/s/ Chris Dier                       Vice President and Chief      May 9, 2000
____________________________________  Financial Officer
Chris Dier                            (Principal Financial and
                                      Accounting Officer)

Barry Baker*                         Director                      May 9, 2000
____________________________________
Barry Baker

Frederic Seegal*                     Director                      May 9, 2000
____________________________________
Frederic Seegal

Richard Shapero*                     Director                      May 9, 2000
____________________________________
Richard Shapero

Peter Wagner*                        Director                      May 9, 2000
____________________________________
Peter Wagner

Robert Wilmot*                       Director                      May 9, 2000
____________________________________
Robert Wilmot


*By: /s/ Chris Dier
  ____________________________
  Chris Dier
  Attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
  1.1*    Form of Underwriting Agreement.
  2.1**   Agreement and Plan of Merger, dated March 21, 2000, by and among the
          Registrant, WAC Acquisition Corporation, and Webcasts.com, Inc.
  3.1     Restated Certificate of Incorporation of the Registrant.
  3.2**   Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be filed prior to the closing of this offering.
  3.3**   By-Laws of the Registrant.
  3.4**   Form of Amended and Restated By-Laws of the Registrant, to be
          effective upon the closing of this offering.
  4.1     Specimen of common stock certificate.
  4.2     Third Amended and Restated Investors' Rights Agreement dated April
          28, 2000.
  4.3**   Series D Stock Purchase Warrant dated October 14, 1999 held by
          Microsoft Corporation.
  4.4**   Amended and Restated Voting Agreement dated February 15, 2000.
  4.5**   Voting Agreement with Liberty IB, Inc. dated February 12, 1999.
  4.6**   Stock Subscription Warrant dated February 25, 2000 held by America
          Online, Inc.
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation.
 10.1**   Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.
 10.2**   Employment Agreement dated January 12, 1999 between the Registrant and Peter Desnoes.
 10.3**   1998 Stock Plan and forms of agreement thereunder.
 10.4**   2000 Stock Plan and forms of agreement thereunder.
 10.5**   2000 Employee Stock Purchase Plan.
 10.6**   2000 Director Option Plan.
 10.7**   Sublease Agreement dated July 6, 1998 between Netscape
          Communications, Inc. and the Registrant with respect to Registrant's facilities in Sunnyvale, California.
 10.8+    iBEAM and Microsoft Broadband Streaming Initiative Agreement dated
          September 20, 1999.
 10.9**+  iBEAM Network Membership Agreement by and between the Registrant and
          Covad Communications Group dated October 5, 1999.
 10.10+   Teleport Services Agreement dated December 13, 1999 between Williams
          Vyvx Services, a business unit of Williams Communications, Inc., and the Registrant.
 10.11+   System Services Agreement dated January 27, 2000 between America
          Online, Inc. and the Registrant.
 10.12**+ iBEAM Network Membership Agreement by and between the Registrant and
          NorthPoint Communications, Inc. dated September 30, 1999.
 10.13**  Employment Letter between the Registrant and Chris Dier dated
          November 18, 1998.
 10.14**  Employment Letter between the Registrant and Jeremy Zullo dated July
          9, 1999.
 10.15**  Employment Letter between the Registrant and Nils Lahr dated July 9,
          1999.

 10.16**  Consulting Agreement between the Registrant and Frederic Seegal dated
          January 25, 2000.

 10.17**  Restricted Stock Purchase Agreement between the Registrant and
          Frederic Seegal dated January 25, 2000.

 Exhibit
  Number                        Description of Document
 -------                        -----------------------
 10.18**+ Excite@Home - iBEAM Internet Services Agreement by and between the
          Registrant and At Home Corporation dated April 5, 2000.
 23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.2     Consent of KPMG LLP, Independent Auditor.
 23.3     Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1**   Power of Attorney.
 27.1**   Financial Data Schedule.

--------
 * To be filed by amendment.
 **  Previously filed.

 + Confidential treatment has been requested with respect to certain non-public information contained in these exhibits. Such information has been filed with the Securities and Exchange Commission.